   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 23, 2000

                                                     REGISTRATION NO.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                             AMENDMENT NO. 3 TO THE


                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           C-CUBE SEMICONDUCTOR INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

                   DELAWARE                                      77-0192108
       (STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NUMBER)

                            1778 MCCARTHY BOULEVARD
                           MILPITAS, CALIFORNIA 95035
                                 (408) 490-8000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

             TITLE OF EACH CLASS                       NAME OF EACH EXCHANGE ON WHICH
               TO BE REGISTERED                        EACH CLASS IS TO BE REGISTERED
             -------------------                       ------------------------------
                     NONE                                           N/A

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                                (TITLE OF CLASS)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           C-CUBE SEMICONDUCTOR INC.

                             CROSS-REFERENCE SHEET
           SHOWING LOCATION IN REGISTRATION STATEMENT OF INFORMATION
                          REQUIRED BY ITEMS ON FORM 10


            ITEM NUMBER AND HEADING                                LOCATION
            -----------------------                                --------
1.   Business...................................  SUMMARY; RISK FACTORS; REASONS FOR THE
                                                  DISTRIBUTION; BUSINESS; UNAUDITED PRO-FORMA
                                                  FINANCIAL STATEMENTS; MANAGEMENT'S
                                                  DISCUSSION AND ANALYSIS OF FINANCIAL
                                                  CONDITION AND RESULTS OF OPERATIONS;
                                                  ARRANGEMENTS BETWEEN C-CUBE MICROSYSTEMS
                                                  AND SEMICONDUCTOR; FINANCIAL STATEMENTS
2.   Financial Information......................  SUMMARY; RISK FACTORS; REASONS FOR THE
                                                  DISTRIBUTION; BUSINESS; UNAUDITED PRO-FORMA
                                                  FINANCIAL STATEMENTS; MANAGEMENT'S
                                                  DISCUSSION AND ANALYSIS OF FINANCIAL
                                                  CONDITION AND RESULTS OF OPERATIONS;
                                                  ARRANGEMENTS BETWEEN C-CUBE MICROSYSTEMS
                                                  AND SEMICONDUCTOR; FINANCIAL STATEMENTS
3.   Properties.................................  RISK FACTORS; BUSINESS
4.   Securities Ownership of Certain Beneficial
     Owners.....................................  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                                                  OWNERS AND MANAGEMENT
5.   Directors and Executive Officers...........  MANAGEMENT
6.   Executive Compensation.....................  EXECUTIVE COMPENSATION
7.   Certain Relationships and Related
     Transactions...............................  CERTAIN RELATIONSHIPS AND RELATED
                                                  TRANSACTIONS; SUMMARY; RISK FACTORS; THE
                                                  DISTRIBUTION; REASONS FOR THE DISTRIBUTION;
                                                  BUSINESS; MANAGEMENT; SECURITY OWNERSHIP OF
                                                  CERTAIN BENEFICIAL OWNERS AND MANAGEMENT;
                                                  ARRANGEMENTS BETWEEN C-CUBE MICROSYSTEMS
                                                  AND SEMICONDUCTOR; AND DESCRIPTION OF
                                                  CAPITAL STOCK
8.   Legal Proceedings..........................  LEGAL PROCEEDINGS
9.   Market Price of and Dividends of the
     Registrant's Common Equity and Related
     Stockholder Matters........................  SUMMARY; RISK FACTORS; SECURITY OWNERSHIP
                                                  OF CERTAIN BENEFICIAL OWNERS AND
                                                  MANAGEMENT; DESCRIPTION OF CAPITAL STOCK;
                                                  DIVIDEND POLICY; ARRANGEMENTS BETWEEN
                                                  C-CUBE MICROSYSTEMS AND SEMICONDUCTOR
10.  Recent Sales of Unregistered Securities....  RECENT SALES OF UNREGISTERED SECURITIES
11.  Description of Registrant's Securities to
     be Registered..............................  DESCRIPTION OF CAPITAL STOCK

            ITEM NUMBER AND HEADING                                LOCATION
            -----------------------                                --------
12.  Indemnification of Directors and
     Officers...................................  INDEMNIFICATION OF OFFICERS AND DIRECTORS
13.  Financial Statements and Supplementary
     Data.......................................  SUMMARY; RISK FACTORS; UNAUDITED PRO-FORMA
                                                  FINANCIAL STATEMENTS; BUSINESS;
                                                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                                  FINANCIAL CONDITIONS AND RESULTS OF
                                                  OPERATIONS; FINANCIAL STATEMENTS;
                                                  ARRANGEMENTS BETWEEN C-CUBE MICROSYSTEMS
                                                  AND SEMICONDUCTOR
14.  Changes in and Disagreements with
     Accountants on Accounting and Financial
     Disclosure.................................  NOT APPLICABLE
15.  Financial Statements and Exhibits..........  FINANCIAL STATEMENTS; EXHIBITS

                             INFORMATION STATEMENT
                          relating to the spin-off of
                           C-CUBE SEMICONDUCTOR INC.
                         from C-Cube Microsystems Inc.

     We are sending you this information statement to describe the distribution of shares of common stock of C-Cube Semiconductor Inc. or Semiconductor to the stockholders of C-Cube Microsystems Inc. In this distribution, you will receive one share of Semiconductor common stock for each share of C-Cube Microsystems
common stock owned by you at the close of business on [          , 2000]. Your
shares of Semiconductor common stock will be mailed to you on or about
[          , 2000]. All references in this Information Statement to
Semiconductor refer to C-Cube Microsystems' semiconductor business before the distribution and to C-Cube Semiconductor Inc., a Delaware corporation, after the distribution.

     Although the completion of the distribution is not contingent on the receipt of an opinion regarding the distribution from any tax advisors, we have been advised by Ernst & Young that in their opinion, the distribution will qualify as a tax-free distribution to our stockholders, although C-Cube Microsystems itself will recognize substantial gain in connection with the distribution. This opinion is based on certain representations by C-Cube Microsystems and Semiconductor and is subject to certain limitations and qualifications, however, and you are urged to read the information set forth under the caption "Material Federal Income Tax Considerations". This opinion does not preclude the Internal Revenue Service from successfully asserting that the distribution is taxable to our stockholders. Accordingly, please consult your tax advisor with respect to the tax consequences of the distribution to you.

     No C-Cube Microsystems stockholder action is necessary to make the distribution. You do not need to surrender shares of C-Cube Microsystems common stock to receive Semiconductor common stock in the distribution. The number of shares of C-Cube Microsystems common stock you own will not change as a result of the distribution. Semiconductor has applied to have the Semiconductor common stock included for quotation on the Nasdaq National Market under the symbol "CUBE."

     Semiconductor was formed in conjunction with C-Cube Microsystems' merger with Harmonic, Inc. It is a condition to the consummation of the merger between Harmonic and C-Cube Microsystems that C-Cube Microsystems either spin-off or sell its semiconductor business, and C-Cube Microsystems intends to distribute shares of Semiconductor stock to you contingent on the satisfaction of all conditions to the merger between Harmonic and C-Cube Microsystems. The purpose of the distribution is to separate the semiconductor business from C-Cube Microsystems' DiviCom business to (i) enable Harmonic to merge with the DiviCom business, (ii) allow the semiconductor business to focus on its core strengths in the design, development, manufacturing and sale of Semiconductor's semiconductors, software and systems for digital video applications, and (iii) permit customers, stockholders and other constituencies to better evaluate the respective businesses. C-Cube Microsystems and Semiconductor have entered into a series of agreements relating to the distribution and the relationship of Semiconductor and C-Cube Microsystems thereafter. These agreements are attached as exhibits to this information statement.

     This document provides you with detailed information about Semiconductor and the distribution. We are enthusiastic about this opportunity for Semiconductor to better concentrate on its core semiconductor business and dedicate its resources to the growth of its business. We encourage you to read this document carefully to learn more about Semiconductor, the distribution and Semiconductor's future plans.

                                          Sincerely,

                                          --------------------------------------
                                          Alexandre Balkanski
                                          President and Chief Executive Officer
                                          C-Cube Microsystems Inc.
            , 2000

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    5
Risk Factors................................................    7
Forward-Looking Statements..................................   14
The Distribution............................................   15
Pro Forma Capitalization....................................   16
Reasons for the Distribution................................   17
Business....................................................   19
Where You Can Find More Information.........................   33
Management's Discussion and Analysis........................   35
Unaudited Pro Forma Financial Statements....................   49
Pro Forma Condensed Consolidated Balance Sheet..............   50
Management..................................................   57
Executive Compensation and Other Matters....................   60
Stock Ownership of Certain Beneficial Owners and
  Management................................................   63
Arrangements Between C-Cube Microsystems and
  Semiconductor.............................................   65
Descriptions of Employee Benefits Plans.....................   71
Certain Relationships and Related Transactions..............   74
Material Federal Income Tax Considerations..................   75
Description of the Company's Capital Stock..................   77
Recent Sales of Unregistered Securities.....................   78
Dividend Policy.............................................   78
Indemnification of Directors and Officers...................   79
Transfer Agent and Registrar................................   79
Index to Financial Statements...............................  F-1

     You should rely only on the information contained in this information statement regarding the distribution. Semiconductor has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Semiconductor is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this information statement is accurate as of the date on the front cover of this information statement only. Semiconductor's business, financial condition, results of operations and prospects may have changed since that date.

                                    SUMMARY

     This summary highlights selected information contained elsewhere in this information statement. To better understand the distribution and Semiconductor, you should read the entire information statement carefully, including the risk factors and financial statements.

                 WHY THIS INFORMATION STATEMENT WAS SENT TO YOU

     This information statement is being delivered by C-Cube Microsystems Inc. to you because you were an owner of C-Cube Microsystems common stock on
[          , 2000]. This entitles you to receive a distribution of one share of the common stock of a new company, C-Cube Semiconductor Inc., a Delaware corporation, for each share of C-Cube Microsystems common stock owned by you on
[            ,             ]. Although no action is required on your part to
cause this to happen and you do not have to pay cash or other consideration to receive these shares, the distribution of these shares to you will have certain tax and other consequences, so please read the information in this document carefully.

     This information statement describes the business of Semiconductor, the relationship between C-Cube Microsystems and Semiconductor, how this transaction benefits C-Cube Microsystems and its stockholders and provides other information to assist you in evaluating the benefits and risks of holding or disposing of your shares of Semiconductor common stock. Semiconductor has applied to have the Semiconductor common stock included for quotation on the Nasdaq National Market under the symbol "CUBE." All references in this Information Statement to Semiconductor refer to C-Cube Microsystems' semiconductor business before and after the distribution to C-Cube Semiconductor Inc., a Delaware corporation.

                           BUSINESS OF SEMICONDUCTOR

     Semiconductor designs, develops, has manufactured and sells semiconductors, software and systems for digital video applications. As a major supplier of such solutions, Semiconductor has played a significant role in enabling the growth of digital video. Semiconductor is focused on working with its original equipment manufacturer customers to enable key applications in its consumer and communications target markets. In the consumer market, it is focused on playback and recordable video compact disc or VCD, and digital video disc or DVD as well as digital VHS players. The communications market targets interactive set-top boxes, broadcast encoders and other emerging appliances. Users of these products will be able to record hours of DVD-quality video obtained from any video source, whether TV, VCR, DV camcorder or analog camcorder. Once they have recorded the video, they will be able to edit and play back the video on standard personal computers and store the resulting video to DVD disc, web pages, e-mail, recordable CD or personal computer hard-disk drives. Please review the information set forth under the caption "Business" for further details about Semiconductor's business.

           RELATIONSHIP BETWEEN C-CUBE MICROSYSTEMS AND SEMICONDUCTOR

     All Semiconductor common stock is being distributed to the C-Cube Microsystems stockholders as described in this information statement. C-Cube Microsystems will have no ownership interest in Semiconductor after the distribution. Semiconductor's board of directors will consist of five to seven directors. At the outset, all of the Semiconductor directors, with the exception of Semiconductor's new Chief Executive Officer, will be former directors of C-Cube Microsystems.

     Upon consideration of the proposed merger of C-Cube Microsystems and Harmonic, Harmonic will succeed to all obligations of C-Cube Microsystems.

     Please review the information set forth under the captions "Arrangements Between C-Cube Microsystems and Semiconductor", "Description of Capital Stock" and "Recent Sales of Unregistered Securities" for further details about Semiconductor's relationship with C-Cube Microsystems, its capital structure and matters related to corporate governance.

                          REASONS FOR THE DISTRIBUTION

     The merger agreement with Harmonic contemplates the sale or distribution of Semiconductor immediately prior to and in connection with the merger. After thorough consideration, the board of directors of C-Cube Microsystems determined that a distribution of shares of Semiconductor was in the best interest of the stockholders of C-Cube Microsystems. The C-Cube Microsystems board of directors considered a number of factors in determining to recommend approval of the spin-off of Semiconductor including:

     - The necessity of spinning off or selling Semiconductor in order to complete C-Cube Microsystems' merger with Harmonic;

     - The recent proposed valuation of Semiconductor;

     - All purchase proposals relating to Semiconductor received by C-Cube Microsystems; and

     - Based on the current financial market conditions and the historical market information concerning C-Cube Microsystems common stock, the ability of Semiconductor to become a viable public company and create substantial stockholder value by, among other things, allowing the financial community to focus separately on the semiconductor business and the DiviCom business.

     Please review the information set forth under the caption "Reasons for the Distribution" for further details about the reasons for the distribution.

                                THE DISTRIBUTION


     Each C-Cube Microsystems stockholder will receive one share of Semiconductor common stock for every share of C-Cube Microsystems common stock
held. As of [               ,      ], C-Cube Microsystems had [          ]
shares of common stock outstanding.


     Distribution and Transfer Information. Boston EquiServe, L.P. will act as the distribution and transfer agent for the distribution. The distribution agent will mail stock certificates beginning on or about the distribution date.

     Record Date, Distribution Date. The record date for the distribution will
be the close of business on [            , 2000]. On the record date, C-Cube
Microsystems will transfer to a custodian all of the shares of Semiconductor common stock pursuant to an irrevocable custody arrangement. On or about
[               ,      ], the custodian will deliver the shares to
Semiconductor's transfer agent which will then mail them to the C-Cube Microsystems stockholders of record as of the record date.

     No Fractional Shares. No fractional shares of Semiconductor common stock will be distributed. Fractional shares of Semiconductor common stock will be aggregated and sold by Boston EquiServe to provide cash to holders in lieu of such fractional shares.

     Trading Market. Semiconductor has applied to have the Semiconductor common stock included for quotation on the Nasdaq National Market under the symbol "CUBE."

                                INVESTOR CONTACT

     Semiconductor and C-Cube Microsystems stockholders with questions about the distribution should contact Walt Walczykowski, Chief Financial Officer, at C-Cube Microsystems' principal executive offices at 1778 McCarthy Boulevard, Milpitas, California 95035; telephone (408) 490-8000. This contact information will remain the same after the distribution.

                                  RISK FACTORS

     You should carefully consider the risks described below when evaluating your ownership of Semiconductor common stock. The risks and uncertainties described below are not the only ones Semiconductor faces. Additional risks and uncertainties Semiconductor is presently not aware of or that it currently considers immaterial may also impair Semiconductor's business operations.

C-CUBE MICROSYSTEMS OPERATED SOLELY AS A SEMICONDUCTOR BUSINESS UNTIL 1996, WHEN IT ACQUIRED THE DIVICOM BUSINESS. SEMICONDUCTOR MAY INCUR LOSSES AS A RESULT OF OPERATING SOLELY AS A SEMICONDUCTOR BUSINESS AGAIN.

     Since acquiring the DiviCom business in 1996, C-Cube Microsystems operations have consisted of the semiconductor business and the DivCom systems business. Semiconductor alone cannot be sure that its operating results will not be adversely affected by the loss of one or more of the following attributes. The acquisition has allowed C-Cube Microsystems, among other things:

     - The ability to leverage the DiviCom business's expertise in areas related to C-Cube Microsystems' core competency in digital video compression;

     - Increased sales of C-Cube Microsystems products for set-top boxes and an increased understanding of customer systems requirements;

     - The opportunity to jointly develop various communications products;

     - The ability to combine the expertise of the two businesses to serve the digital video networking market;

     - The ability to more effectively enable and cost reduce end-to-end video networking solutions;

     - The added benefit of a larger market capitalization due to the addition of a systems business to a stand-alone semiconductor business; and

     - The added diversification of serving the digital video, semiconductor and communications systems markets.

     It is possible that since Semiconductor will not be able to provide a complete broadcast/set-top solution as it was able to do with the additional DiviCom products, these customers will seek to find a complete solution elsewhere. Any loss of the benefits provided by the combination with the DiviCom business could seriously harm Semiconductor's operating results which would negatively affect the value of your investment.

SEMICONDUCTOR'S OPERATING RESULTS HAVE VARIED SIGNIFICANTLY IN THE PAST AND ARE LIKELY TO VARY SIGNIFICANTLY IN THE FUTURE. SEMICONDUCTOR'S STOCK PRICE MAY DECLINE IF IT FAILS TO MEET THE EXPECTATIONS OF ANALYSTS AND INVESTORS.

     Semiconductor's quarterly and annual operating results have been and will likely continue to be affected by a wide variety of factors that could have a negative effect on revenue and profitability. These factors include, but are not limited to:

     - The rescheduling or cancellation of orders from our customers at any time;

     - Availability and cost of raw materials, chip manufacturing capacity, assembly capacity, packages and test capacity from our vendors;

     - Fluctuations in chip manufacturing yields;

     - Competitive pressures on average selling prices on products supplied by Semiconductor;

     - Changes in governmental policies in various regions in which Semiconductor does a substantial amount of business;

     - Ability to introduce new products and technologies on a timely basis to meet customer needs;

     - Competitive products introduced by Semiconductor's competitors;

     - Market acceptance of products of both Semiconductor and its customers;

     - Loss of strategic relationships in Semiconductor's markets;

     - Delay in the emergence of new markets in which Semiconductor products are used;

     - The level of expenditures for research and development, sales, administration and marketing needed to be successful in Semiconductor's markets;

     - Changes in product or customer mix;

     - External factors such as a general economic slowdown in areas of the world in which Semiconductor does substantial business; and

     - The level of orders which are received and can be shipped in any given quarter.

     Further, a significant portion of Semiconductor's expenses is fixed and the timing of increases in expenses is based in large part on its forecast of future revenue. As a result, if revenue does not meet Semiconductor's expectations, it may be unable to quickly adjust expenses to levels appropriate to actual revenue. Any of the above factors could have an adverse effect on its operating results.

IF SYSTEMS MANUFACTURERS DO NOT ACCEPT SEMICONDUCTOR'S PRODUCTS OR IF NEW MARKETS FOR ITS PRODUCTS DO NOT EMERGE, SEMICONDUCTOR'S PRODUCTS COULD BECOME OBSOLETE AND UNMARKETABLE OR REQUIRE SEMICONDUCTOR TO REDESIGN ITS PRODUCTS, WHICH COULD BE COSTLY AND TIME-CONSUMING.

     To date, Semiconductor has derived substantially all of its product revenue from:

     - sales of products for video playback and karaoke;

     - video cards for computers and direct broadcast satellite applications;

     - sales of products for development;

     - trials and early deployment of broadcast; and

     - other applications that are not yet commercially available or are not yet in volume production.

Semiconductor's ability to generate increased revenue will depend on the development of new opportunities for digital video compression in the consumer electronics, computer and communications markets. The markets for Semiconductor's products change and evolve rapidly, but the potential size of new market opportunities and the timing of their development is uncertain. Some of the potential new markets for digital video compression would require extensive communications infrastructures that are not yet in place and that would likely be expensive and heavily regulated by governmental entities. These new markets may never materialize or they might not materialize for some time. Semiconductor's success in any new market will depend upon whether system manufacturers select its products for incorporation into the system manufacturers' products and upon the successful introduction of such products.

     A variety of alternate approaches to digital video compression have been introduced, including other hardware and software-only solutions. Other companies are designing products around these alternate approaches. In addition, manufacturers of general purpose microprocessors are positioning their products as offering digital video compression capability. System manufacturers may use such processors for video compression applications in place of purchasing products from Semiconductor. If Semiconductor fails to develop the types of products that systems manufacturers want in existing markets and in potential new markets, our revenue may not meet analysts' expectations which may affect the value of your investment.

IF THE WAFER SUPPLIERS AND SUBCONTRACTORS ON WHICH SEMICONDUCTOR DEPENDS DO NOT PERFORM, SEMICONDUCTOR WILL NOT BE ABLE TO FILL ORDERS FOR ITS PRODUCTS.

     All of Semiconductor's products are currently manufactured to its specifications by independent chip manufacturers called foundries, and assembly, test and packaging are subcontracted to third parties. Although Semiconductor primarily uses three foundries to manufacture its products, the majority of its products are produced by only one of the foundries and is therefore dependent on a single foundry for many of its products. This dependence on single foundries subjects Semiconductor to risks associated with an interruption in supply from any such foundry. These risks include reduced control over:

     - Delivery schedules;

     - Quality assurance;

     - Manufacturing yields and cost;

     - The potential lack of adequate capacity; and

     - The potential misappropriation of intellectual property.

     Semiconductor obtains semiconductor chip manufacturing capacity through forecasts that are generated in advance of expected delivery dates and are binding. For example, certain of Semiconductor's suppliers require it to make binding forecasts as much as eight months in advance of expected delivery dates. Semiconductor's ability to obtain the capacity necessary to meet the future demand for its products is based on its ability to accurately forecast such future demand. If Semiconductor fails to accurately forecast future demand, it may be unable to timely obtain an adequate supply of chips necessary to manufacture the number of products required to satisfy the actual demand. This obligation to make binding forecasts far in advance of delivery subjects it to inventory risks, including the risk of obsolescence. Semiconductor may not continue to accurately forecast the demand for its products and obtain sufficient capacity. If it is unable to do so, its results of operation would likely diminish.

     In connection with the manufacture of its newer products, Semiconductor also needs to qualify foundries that employ advanced manufacturing and process technologies which are currently available from a limited number of foundries. For example, certain of the new products that Semiconductor intends to introduce require advanced semiconductor processes. Semiconductor has in the past experienced increased costs and delays in connection with the qualification of foundries. Such increased costs and delays may adversely affect results of operation.

COMPETITION IN THE SEMICONDUCTOR INDUSTRY IS INTENSE. IF SEMICONDUCTOR IS UNABLE TO COMPETE EFFECTIVELY, THE DEMAND FOR, AND/OR THE PRICES OF, OUR PRODUCTS MAY DECLINE.

     The market for Semiconductor's products is intensely competitive and characterized by declining average selling prices and rapid technological change. Semiconductor will continue to compete with its principal competitors including:

     - Philips,

     - ST-Microelectronics,

     - ESS Technology,

     - Sony,

     - NEC,

     - Matsushita Electric Industrial Company (MEI),

     - Zoran, and

     - IBM Microelectronics.

     Though C-Cube Microsystems has always faced competition from these competitors, Semiconductor may be less able to react quickly to competitive threats without the added joint research and development, complete solution and financial stability benefits it enjoyed through its combination with DiviCom.

SEMICONDUCTOR DERIVES MUCH OF ITS PRODUCT REVENUE FROM SALES TO EMERGING GLOBAL MARKETS. WITHOUT THE DIVICOM BUSINESS DIVERSIFICATION, ITS BUSINESS MIGHT BE MORE SUSCEPTIBLE TO FLUCTUATIONS IN EMERGING MARKET ECONOMIES.

     To date, Semiconductor has derived a substantial portion of its revenue from sales of its VCD products in China. It expects that revenue from VCD products will decrease as a percentage of total revenue, but continue to account for a significant portion of its product revenue in 2000. Substantially all of the growth in the sales of Semiconductor's VCD products over the last several years has occurred in the

Asia-Pacific region. To date, the DiviCom business has derived substantially all of its revenue from sales of satellite delivery, cable and cable broadcasting systems. Much of the growth in its sales has occurred in Europe and the United States. Without DiviCom's growth in sales to Europe and the United States, Semiconductor's sales growth is less geographically diversified which may limit its ability to offset the effect of downturns in emerging global markets on its results of operations.

THE SPIN-OFF OF SEMICONDUCTOR WILL CAUSE SUBSTANTIAL CORPORATE TAX, AND THE IRS MAY SUCCESSFULLY LATER ASSERT THAT THIS CORPORATE TAX LIABILITY IS HIGHER THAN ORIGINALLY CALCULATED. SEMICONDUCTOR MAY NEED TO RAISE ADDITIONAL FUNDS TO PAY ITS TAX OBLIGATIONS IF THOSE OBLIGATIONS ARE HIGHER THAN ANTICIPATED.


     Semiconductor will incur a substantial corporate-level tax in connection with the distribution. It will recognize a taxable gain approximately equal to the difference between the fair market value of Semiconductor on the date of distribution, minus our aggregate basis in the assets (net of liabilities) that we will transfer to Semiconductor before the spin-off, minus certain expenses related to the transaction. C-Cube Microsystems has estimated, based on certain assumptions, including an assumed fair market value of $975 million for the stock of the spun-off semiconductor business, that this tax liability will be approximately $203 million. The actual tax liability may differ significantly from the estimate based on the facts and circumstances existing at the time of the distribution. For example, the value of the stock of the spun-off semiconductor business will likely fluctuate and if such value at the time of the distribution exceeds the assumed value, the actual tax liability will exceed the estimated tax liability.


     Semiconductor will retain, and transfer to Harmonic, cash reserves in an amount sufficient to pay this corporate tax liability and taxes attributable to our pre-closing operations. In addition, Semiconductor has agreed to indemnify and hold Harmonic harmless from and against these tax liabilities to the extent they relate to our semiconductor business, including the spin-off, and exceed the retained cash reserve set aside for the payment of taxes. Under Semiconductor's tax sharing agreement with Harmonic, Semiconductor will be liable for any increase in corporate tax liability attributable to the Semiconductor business or the spin-off (plus certain related costs) that results, for example, from an IRS audit. If these tax liabilities are significantly higher than anticipated, Semiconductor may be forced to incur debt or issue equity to pay its liabilities, and Semiconductor does not know for sure that these sources of funding will be available. An increase in debt could negatively impact Semiconductor's financial position and future results of operations and an issuance of equity could dilute your interest in Semiconductor.

IN THE EVENT THE DISTRIBUTION OF SEMICONDUCTOR STOCK TO YOU IS TREATED AS A TAXABLE DISTRIBUTION, YOU MAY BE TREATED AS RECEIVING TAXABLE CAPITAL GAINS OR TAXABLE ORDINARY INCOME.

     Although the completion of the distribution is not contingent on the receipt of a tax opinion regarding the distribution, Semiconductor has been advised by Ernst & Young LLP that in their opinion the distribution of Semiconductor stock to you will be treated as a tax-free distribution, except to the extent of your receipt of cash instead of fractional shares. This opinion is subject to certain limitations and qualifications and is based on representations made by Semiconductor. This opinion represents only the best judgment of Ernst & Young LLP and is not binding on the IRS or the courts. The IRS is not precluded from successfully asserting a contrary interpretation. In addition, subsequent authorities could result in the Ernst & Young opinion being incorrect. Thus, it is possible that the distribution will be treated as taxable capital gain or as taxable ordinary income up to the value of the stock distributed.

SEMICONDUCTOR MAY EXPERIENCE DIFFICULTY ATTRACTING AND RETAINING QUALITY EMPLOYEES WHICH MAY HURT ITS ABILITY TO OPERATE ITS BUSINESS EFFECTIVELY.

     The ability of Semiconductor to maintain its competitive technological position will depend, in large part, on its ability to attract and retain highly qualified technical and managerial personnel. Competition for such personnel is intense, especially in Silicon Valley where Semiconductor's headquarters is located, and there is a risk that some key employees will depart as a result of the distribution. In addition, the announcement of the proposed distribution may impede Semiconductor's ability to attract new employees. While Semiconductor was combined with the DiviCom business, some employees had a choice of which business to work for. In addition, the combination with the DiviCom business has resulted in faster growth and greater scale for C-Cube Microsystems. Without these benefits of a combined business, Semiconductor may not experience the same success attracting quality employees. Lack of success in attracting such employees could lead to lower than expected operating results, delays in the introduction of new products and a negative effect on Semiconductor's ability to support customers.

SEASONAL TRENDS MAY CAUSE SEMICONDUCTOR'S QUARTERLY OPERATING RESULTS TO FLUCTUATE, WHICH MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     A significant portion of our sales revenue comes from the consumer and communications markets, both of which are characterized by seasonal sales. Both markets tend to experience higher sales in the third and fourth calendar quarters due to holiday purchases by system manufacturers and relatively less strong sales in the first and second calendar quarters. Though seasonality affects Semiconductor less and less due to diversified product lines, seasonal trends may still cause its operating results to fluctuate which may have an adverse effect on Semiconductor's stock price.

IF SEMICONDUCTOR IS UNABLE TO ADEQUATELY PROTECT ITS INTELLECTUAL PROPERTY, THIRD PARTIES COULD USE ITS INTELLECTUAL PROPERTY WITHOUT ITS CONSENT.

     Semiconductor's ability to successfully compete is substantially dependent upon its internally developed technology and intellectual property, which it protects through a combination of patents, copyright and trade secret law, confidentiality procedures and licensing arrangements. To that end, Semiconductor has obtained certain patents and intends to continue to seek patents on its technology when and where appropriate. Semiconductor may, however, not be able to adequately protect its proprietary rights. Unauthorized parties may attempt to obtain and use its proprietary information. Policing unauthorized use of our proprietary information is difficult, and Semiconductor does not know whether the steps it has taken will prevent misappropriation, particularly in foreign countries where the laws may not protect its proprietary rights as fully as in the United States. For a further discussion of its intellectual property, please see "Business -- Intellectual Property Rights".

ECONOMIC, POLITICAL AND OTHER RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS COULD ADVERSELY AFFECT SEMICONDUCTOR'S SALES.

     International revenue has accounted for a significant portion of Semiconductor's net revenue in the past, and Semiconductor believes that international revenue will continue to account for a significant portion of net revenue. Semiconductor's success will depend in part upon its ability to manage international marketing and sales operations and manufacturing relationships. Semiconductor's international manufacturing and sales are subject to risks inherent in international transactions including:

     - Difficulties in collecting accounts receivable and longer collection periods;

     - Changing and conflicting regulatory requirements;

     - Potentially adverse tax consequences;

     - Tariffs and general export restrictions;

     - Difficulties in staffing and managing foreign operations;

     - Political instability;

     - Fluctuations in currency exchange rates;

     - Natural disasters;

     - Seasonal reduction in business activity during the summer months in Europe and certain other parts of the world; and

     - The impact of local economic conditions and practices.

     For example, China is a substantial market for consumer electronics products. As a result, any political or economic instability in China could significantly reduce demand for products from certain of Semiconductor's major customers. Another example is the earthquake in Taiwan during the third quarter of 1999. The earthquake only caused minimal damage at the foundries utilized by Semiconductor, but chip production capacity in the near future is anticipated to be tight. Any of the above factors could have a material and adverse effect on Semiconductor's international sales and operations, which, in turn, could adversely affect its overall business, operating results and financial condition.

THERE HAS NEVER BEEN A TRADING MARKET FOR SEMICONDUCTOR COMMON STOCK WHICH MAY CAUSE THE STOCK PRICE TO BE VOLATILE. THIS VOLATILITY MIGHT KEEP YOU FROM RESELLING YOUR SHARES AT OR ABOVE THE PRICE ON THE DISTRIBUTION DATE.

     Prior to the distribution, there has been no public market for Semiconductor common stock. Semiconductor has applied to have its common stock included for quotation on the Nasdaq National Market. Based on the trading patterns of other companies which became publicly traded in similar transactions, Semiconductor believes the initial trading volume in Semiconductor common stock will be moderate as investors assess Semiconductor's progress as a public, stand-alone company. An active, sustained trading market may not, however, develop.

     A number of factors may affect the price and liquidity of the Semiconductor common stock, including:

     - actual or anticipated fluctuations in Semiconductor's operating results;

     - changes in expectations as to Semiconductor's future financial performance or changes in securities analysts' financial estimates; and

     - the operating and stock price performance of other comparable companies.

     In addition, Semiconductor common stock may be followed by few, if any, market analysts and there may be few institutions acting as market makers for the common stock. Either of these factors could adversely affect the liquidity and trading price of the Semiconductor common stock. Also, the stock market in general has experienced extreme price and volume volatility that has especially affected the market prices of securities of many high technology companies. At times, this volatility has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of the common stock, regardless of Semiconductor's actual operating performance.

SEMICONDUCTOR HISTORICAL FINANCIAL INFORMATION MAY NOT BE REPRESENTATIVE OF ITS RESULTS AS A SEPARATE COMPANY.

     The historical financial information of Semiconductor is shown in the
unaudited pro-forma financial statements at page      and does not necessarily
reflect what Semiconductor's financial position, results of operations and cash flows would have been had it been a separate, stand-alone entity during the periods presented. In addition, the historical information is not necessarily indicative of what its results of operations, financial position and cash flows will be in the future. Semiconductor has not made adjustments to reflect many significant changes that will occur in its cost structure, funding and operations as a result of its separation from C-Cube Microsystems, including changes in its employee base, changes in its legal structure, increased costs associated with reduced economies of scale, increased marketing expenses related to establishing a new brand identity and increased costs associated with being a public, stand-alone company.

     For additional information, see "Unaudited Pro Forma Condensed Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Semiconductor's historical consolidated financial statements and notes thereto.

SEMICONDUCTOR CURRENTLY USES C-CUBE MICROSYSTEMS' INFORMATION SYSTEMS, SOME OF WHICH REQUIRE C-CUBE MICROSYSTEMS TO TRANSFER LICENSES TO SEMICONDUCTOR OR TO BE MODIFIED TO SUPPORT SEMICONDUCTOR'S BUSINESS AS A STAND-ALONE ENTITY.

     Semiconductor currently uses C-Cube Microsystems' systems to support its operations, including systems to manage inventory, order processing, human resources, shipping, accounting, telecommunications and computer networking. While several of the systems currently used by C-Cube Microsystems are specific to Semiconductor, it has an agreement with C-Cube Microsystems for Semiconductor to continue to provide certain information services to C-Cube Microsystems for up to the next two years. Many of the systems Semiconductor currently uses are proprietary to C-Cube Microsystems and are very complex. These systems have been modified, and are in the process of being further modified, to enable Semiconductor to separately track items related to its business. These modifications, however, may result in unexpected system failures or the loss or corruption of data.

     Any failure or significant downtime in C-Cube Microsystems' or Semiconductor's own information systems could prevent it from taking customer orders, shipping products or billing customers and could harm its business. In addition, C-Cube Microsystems' and Semiconductor's information systems require the services of employees with extensive knowledge of these information systems and the business environment in which it operates. In order to successfully implement and operate its systems, it must be able to attract and retain a significant number of current C-Cube Microsystems employees to Semiconductor. If Semiconductor fails to attract and retain the highly skilled personnel required to implement, maintain, and operate its information systems, Semiconductor's business could suffer.


SEMICONDUCTOR MUST OBTAIN ASSIGNMENT OF ALL MATERIAL CONTRACTS IT WILL ASSUME FROM C-CUBE MICROSYSTEMS. SOME OF THE PARTIES TO THESE MAJOR CONTRACTS MAY NOT CONSENT TO THE ASSIGNMENT AT ALL OR WITHOUT ADVERSE CHANGES TO THE EXISTING COSTS TERMS AND CONDITIONS.


     Because Semiconductor is a newly-formed entity, all of the contracts under which it will operate must be either assigned from C-Cube Microsystems or newly entered into. The parties to these existing contracts may not be willing to assign them to Semiconductor at all or they may only be willing to assign them on terms less favorable than those currently in effect with C-Cube Microsystems. If any of the parties to these contracts are unwilling to assign them on favorable terms, Semiconductor's results of operations could be adversely affected.

SEMICONDUCTOR'S OPERATING RESULTS WOULD SUFFER IF IT WERE FORCED TO DEFEND AGAINST A PROTRACTED INFRINGEMENT CLAIM OR IF A THIRD PARTY WERE AWARDED SIGNIFICANT DAMAGES.

     There is a substantial risk of litigation regarding intellectual property rights in the semiconductor industry. A successful claim of patent or other technology infringement against it and its failure or inability to license the infringed or similar technology could harm Semiconductor's business. Third parties could make claims of infringement against it relating to its technology. Any claims, with or without merit, could:

     - Be time-consuming and costly to defend;

     - Divert management's attention and resources;

     - Cause delays in delivering products;

     - Require the payment of monetary damages which may be tripled if the infringement is found to be willful;

     - Result in an injunction which would prohibit us from offering a particular product; and

     - Require us to enter into royalty or licensing agreements which may not be available on acceptable terms.

SEMICONDUCTOR MAY ENGAGE IN FUTURE ACQUISITIONS THAT RESULT IN INCREASED DEBT, ASSUMPTION OF LIABILITIES AND OTHER MANAGERIAL CHALLENGES THAT MAY RESULT IN A NEGATIVE EFFECT ON OPERATIONS.

     As part of its overall strategy to enhance or accelerate its product development efforts, Semiconductor may acquire or invest in complementary companies, products or technologies or enter into joint ventures or strategic alliances with other companies. Risks commonly encountered in such transactions include the difficulty of assimilating the operations and personnel of the combined companies, the potential disruption of Semiconductor's ongoing business, the inability to retain key technical and managerial personnel, the inability of management to maximize the financial and strategic position of Semiconductor through the successful integration of the acquired business, decreases in reported earnings as a result of charges for in-process research and development and amortization of acquired intangible assets, dilution of existing equity holders, difficulty in maintaining controls, procedures and policies, and the impairment of relationships with employees and customers as a result of any integration of new personnel. Semiconductor may not be successful in overcoming these risks or any other problems encountered in connection with such business combinations, investments or joint ventures. These transactions may have an adverse effect on Semiconductor's business, financial condition and results of operations.

SEMICONDUCTOR'S DIRECTORS AND EXECUTIVE OFFICERS MAY HAVE CONFLICTS OF INTEREST BECAUSE OF THEIR OWNERSHIP OF C-CUBE MICROSYSTEMS COMMON STOCK.

     Certain of Semiconductor's directors and executive officers have a substantial amount of their personal financial portfolios in C-Cube Microsystems common stock and options to purchase C-Cube Microsystems common stock. Ownership of C-Cube Microsystems common stock by Semiconductor's directors and officers after its separation from C-Cube Microsystems could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for C-Cube Microsystems and Semiconductor. Specifically, these directors and officers might take action in their own self interest that might not be the best possible action from Semiconductor's perspective. For information regarding directors' and officers' ownership of C-Cube Microsystems common stock, see "Management -- Stock Ownership of Directors and Executive Officers."

SEMICONDUCTOR IS SUBJECT TO ANTI-TAKEOVER PROVISIONS

     Certain provisions of Semiconductor's Certificate of Incorporation and Bylaws could make it more difficult for a third party to gain control of Semiconductor, even if a change in control might be beneficial to its stockholders. This could adversely affect the market price of the common stock. These provisions include:

     - the elimination of the right of stockholders to act by written consent;

     - the elimination of the right of stockholders to call special meetings of the stockholders;

     - the creation of a staggered board of directors; and

     - the ability of the board of directors to designate and issue preferred stock without stockholder consent.

                              FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about Semiconductor and its industry. When used in this prospectus, the words "expects," "anticipates," "estimates," "intends" and similar expressions are intended to identify forward looking statements. These statements include, but are not limited to, statements under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus.

     These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The cautionary statements made in this prospectus should be read as being applicable to all related forward looking statements wherever they appear in this prospectus.

                                THE DISTRIBUTION

     The board of directors of C-Cube Microsystems has declared a distribution to its stockholders, of one share of Semiconductor common stock for every share
of C-Cube Microsystems common stock held on             , the record date for
the distribution. As a result of the distribution, all of the then outstanding Semiconductor common stock will be distributed to C-Cube Microsystems' stockholders. See "Description of Capital Stock."

     Before                , C-Cube Microsystems will complete preliminary
internal restructuring transactions related to the Semiconductor business. On
               , C-Cube Microsystems will effect the distribution by delivering
all of the Semiconductor common stock to                , which will hold such
shares as custodian for the benefit of the C-Cube Microsystems stockholders of record as of the record date pursuant to an irrevocable custody arrangement. On
or about                , the distribution agent will deliver the shares to
Boston EquiServe, C-Cube Microsystems' transfer agent, which will then mail the shares to the C-Cube Microsystems stockholders of record as of the record date.

     No fractional shares will be issued as part of the distribution. The distribution agent will aggregate undistributed fractional shares and sell such shares at the earliest practicable date at the then-prevailing market price. Each person who would be otherwise entitled to receive a fractional share will instead receive a cash payment equal to such person's proportionate share of the net proceeds of the sale of such aggregated shares. The receipt of cash instead of fractional shares will be taxable. Please see "Material Federal Income Tax Considerations -- Material Federal Income Tax Considerations of the Spin-Off -- Stockholder Tax Considerations."

     C-Cube Microsystems' stockholders will not be required to pay any cash or other consideration for the Semiconductor common stock received in the distribution. The distribution of the Semiconductor common stock to C-Cube Microsystems stockholders will, however, have certain tax and other consequences, as discussed in this document.

     The general terms and conditions of the distribution and the arrangements between Semiconductor and C-Cube Microsystems are set forth in the Separation and Distribution Agreement, the Tax Sharing Agreement, the Real Estate Matters Agreement, the Employee Matters Agreement, the Indemnification and Insurance Matters Agreement, the Master Confidential Disclosure Agreement and the Transitional Services Agreement. For more information regarding these agreements, please see "Arrangements between C-Cube Microsystems and Semiconductor". C-Cube Microsystems will pay the costs and expenses incurred in connection with the distribution.

                            PRO FORMA CAPITALIZATION

     The following table sets forth the capitalization and certain other balance sheet data of Semiconductor as of September 30, 1999. This information should be read in conjunction with the pro forma financial information included elsewhere in this information statement.


                                                                  SEPTEMBER 30, 1999
                                           -----------------------------------------------------------------
                                                    C-CUBE
                                              MICROSYSTEMS, INC.        PRO FORMA         SEMICONDUCTOR,
                                                  HISTORICAL          ADJUSTMENTS(1)   PRO FORMA AS ADJUSTED
                                           ------------------------   --------------   ---------------------
Cash equivalents and short-term
  investments............................          $277,373             $(148,000)           $ 129,373
                                                   ========             =========            =========
Stockholders' Equity:
  Preferred Stock........................          $     --             $      --            $      --
  Common Stock...........................           270,932               254,000              524,932
  Accumulated Other Comprehensive Loss...            (1,992)                   27               (1,965)
  Retained Earnings (Deficit)............            58,620              (480,003)            (421,383)
                                                   --------             ---------            ---------
          Total Stockholders' Equity.....           327,560              (225,976)             101,584
                                                   --------             ---------            ---------
       Total Capitalization..............          $327,560             $(225,976)           $ 101,584
                                                   ========             =========            =========


---------------

(1) Assumes valuation of Semiconductor of $975 million. If the valuation of Semiconductor were $1.1 billion, cash equivalents and short-term investments would be $44,373,000 and stockholders' equity would be $16,584,000. See Unaudited Pro Forma Financial Statements for a description of the pro forma adjustments reflected in the adjusted balances.

                          REASONS FOR THE DISTRIBUTION

     The Amended and Restated Agreement and Plan of Merger and Reorganization with Harmonic contemplates the sale or distribution of the semiconductor business immediately prior to and in connection with the merger. After thorough consideration, the board of directors of C-Cube Microsystems determined that a spin-off of the semiconductor business was in the stockholders' best interest. The C-Cube Microsystems board of directors considered a number of factors in determining to recommend approval of the spin-off of the semiconductor business including:

     - The necessity of spinning off Semiconductor in order to complete C-Cube Microsystems' merger with Harmonic;

     - The recent proposed valuation of Semiconductor;

     - All purchase proposals relating to Semiconductor received by C-Cube Microsystems; and

     - Based on the current financial market conditions and the historical market information concerning C-Cube Microsystems common stock, the ability of Semiconductor to become a viable public company and create substantial stockholder value by, among other things, allowing the financial community to focus separately on the semiconductor business and the DiviCom business.

After reviewing C-Cube Microsystems' goals and objectives and considering other possible methods of enhancing the growth of Semiconductor, C-Cube Microsystems' management and board of directors concluded that enhancing this business through the formation of Semiconductor and the distribution would be in the best interest of C-Cube Microsystems stockholders. C-Cube Microsystems' board of directors approved the formation of Semiconductor and the distribution after consultation with C-Cube Microsystems' management and its financial advisor Credit Suisse First Boston, or CSFB, which has in the past been an advisor to other companies effecting similar transactions.

     In its capacity as financial advisor to C-Cube Microsystems, representatives of CSFB held discussions with C-Cube Microsystems' management in December 1999 regarding a potential sale or spin-off of C-Cube Microsystems' semiconductor business. During the period from October through December 1999, C-Cube Microsystems' management and its advisors participated in various meetings and conference calls with respect to the transaction described herein. At the board meeting on December 14, 1999, representatives of CSFB reviewed with C-Cube Microsystems' board of directors various potential transactions, including the transaction described in this information statement.

     CSFB, as part of its investment banking business, engages in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. C-Cube Microsystems selected CSFB as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the distribution.

     Although CSFB participated in certain of the discussions regarding the distribution, the terms of the distribution were determined solely by C-Cube Microsystems' board of directors.

     C-Cube Microsystems will account for the merger of the DiviCom business into Harmonic and the spin-off of the semiconductor business as follows. C-Cube Microsystems will account for the merger of the DiviCom business into Harmonic as a sale of the DiviCom business to Harmonic and will record DiviCom as a discontinued operation. The basis of all remaining assets, liabilities and stockholder's equity will carryover into the new entity, Semiconductor. The effect of this will be to account for Semiconductor as though it were a continuation of C-Cube Microsystems following the sale of the DiviCom business to Harmonic. Because the legal structure of the merger with Harmonic is a merger of C-Cube Microsystems, which consists of only the DiviCom business after the distribution of Semiconductor, with Harmonic, C-Cube Microsystems will cease to be a registrant and Semiconductor will become a new registrant with the SEC. For tax and legal purposes, C-Cube Microsystems will report the distribution of Semiconductor Stock as a taxable event to C-Cube Microsystems (but not to its stockholders). In connection with the distribution of the stock of Semiconductor, C-Cube Microsystems will recognize taxable gain generally equal to the difference between the net tax basis of the semiconductor business and the fair market of the shares of Semiconductor stock distributed. C-Cube Microsystems will account for the fair market value of the shares distributed as a distribution and will record as a taxable gain, the difference between the tax basis of its Semiconductor assets, reduced by liabilities assumed, and the fair market value of the shares of Semiconductor common stock.

                                    BUSINESS


     C-Cube Microsystems Inc. was established as a California corporation in 1988 and reincorporated in Delaware in 1994. In 1996, C-Cube Microsystems acquired all of the capital stock of DiviCom Inc. After operating for three years as a combined entity, C-Cube Microsystems Inc.'s semiconductor business is being spun off to become C-Cube Semiconductor Inc., a Delaware corporation or "Semiconductor". This spin-off will be contingent on the satisfaction of all conditions precedent to C-Cube's merger with Harmonic. References herein to Semiconductor refer to C-Cube Microsystems' semiconductor business before and after the distribution of shares of Semiconductor.



     Semiconductor designs, develops, has manufactured and sells semiconductors, software and systems for digital video applications. As a major supplier of such solutions, Semiconductor has played a significant role in enabling the growth of digital video. Semiconductor is focused on working with its original equipment manufacturer customers and service providers to enable key applications in its consumer and communications target markets. In the consumer market, it is focused on playback and recordable video compact disc or VideoCD and digital video disc or DVD as well as digital VHS recorders and digital video recorders. The communications market targets interactive set-top boxes, broadcast encoders and other emerging appliances. Users of these products will be able to record hours of DVD-quality video obtained from any video source, whether TV, VCR, DV camcorder or analog camcorder. Once they have recorded the video, they will be able to edit and play back the video on standard personal computers and store the resulting video to DVD, web pages, e-mail, recordable compact disc or personal computer hard-disk drives.


COMPRESSION ENABLES MASS-MARKET APPLICATIONS OF DIGITAL VIDEO

     Since the 1930s, video images have been transmitted and stored almost exclusively using analog formats. Digital video provides several fundamental benefits over analog video. Unlike analog video, digital video can be compressed, providing significant storage and transmission efficiencies, and can be transmitted and reproduced without perceptible image degradation. In the 1980s, the benefits of digital formats led the U.S. consumer audio industry to convert from analog long-playing records to digital CDs, resulting in tremendous growth in the market for CD players and displacing the analog formats. In the 1990s, the evolution from analog to digital began transforming the way in which video is produced, stored, transmitted and viewed.

     Representing video in uncompressed digital form requires a large amount of data, which in the past has made storage or transmission economically impractical. To transmit a single uncompressed digital video program requires multiple satellite transponders -- each costing as much as $2 million per year. The sheer size of uncompressed digital video has relegated it to niche applications of small volumes.

     However, the very nature of video information lends itself to compression. Any video sequence has inherent redundancies, for example, one frame of a movie often differs very little from the next successive frame. Through digital compression techniques, the redundancies in video data can be detected and eliminated, significantly reducing the overall amount of data needed to recreate the original image without affecting the image quality. Using video compression techniques, a single satellite transponder can broadcast 8 to 12 programs instead of the partial program possible with uncompressed video. Semiconductor believes that the design and deployment of cost-effective and practical video compression technology is critical to the development of mass-market applications.

STANDARDS ENHANCE THE GROWTH OF DIGITAL VIDEO MARKETS

     As digital video markets develop, so does the need for standards to ensure that products from different manufacturers use the same formats for video information. Throughout its history, Semiconductor has been an active participant and respected technology pioneer on International Organization for Standardization committees charged with creating standards for still image and digital video compression.

     Key standards that have driven the growth of digital video include the joint photographic experts group standard for still-image compression and two moving pictures experts group or MPEG standards for digital video and audio compression. The MPEG-1 standard enabled the first digital video consumer products such as VideoCD, while the more recent MPEG-2 standard has become the accepted compression format in diverse applications such as digital satellite, cable and terrestrial TV as well as professional video editing, digital VHS and DVD. The adoption and acceptance of these standards has contributed greatly to the growth of digital video markets during the 1990s.

ENCODING ALGORITHMS DETERMINE VIDEO QUALITY

     As vital as the International Organization for Standardization standards have been to the development of digital video, they have a built-in limitation. The standards determine interoperability, not video quality. More specifically, the standards define the format for compressed video data. An MPEG-compliant encoder (which is the compression device) will create data that an MPEG-compliant decoder (which is the decompression device) can reconstruct into a video image. But the process of encoding necessarily involves discarding some of the image information to achieve compression. If the encoder is "smart," that is, if it can correctly determine which information is redundant or insignificant to the video quality, then the encoded video will be a faithful representation of the original video and the decoder can create a high-quality video image. But if the encoder makes poor choices and discards important video information, then the decoder cannot compensate. The reconstructed image will be poor in comparison to the original image. Encoder design, therefore, is a critically important determining factor for video quality.

     At the heart of encoder design is the development of encoding algorithms, the mathematical rules that govern how the large volume of uncompressed video is reduced to a manageable size without adversely affecting image quality. One of Semiconductor's core strengths has been its expertise in the development, testing and refinement of compression algorithms. These mathematical formulas are proprietary and represent vital intellectual property of Semiconductor. By incorporating these highly efficient and powerful algorithms into our products, Semiconductor has consistently been recognized as the industry leader in digital video encoding. As evidence of this leadership, Semiconductor products perform the encoding for the majority of digital video television currently being broadcast. Also, Semiconductor is one of a select group of technology companies that have been recognized by The National Academy of Television Arts and Sciences for technical achievement, as shown by their award of a special technology Emmy(TM) to C-Cube Microsystems' semiconductor business in 1995.

     Semiconductor differentiates its products from competitors by offering both encoding and decoding solutions that are not only fully compliant with the MPEG-1 and/or MPEG-2 international standards (and therefore interoperable with equipment from many other suppliers), but at the same time provide superior image quality (enhancing the viewing experience), are feature rich and are highly integrated and therefore cost competitive. All Semiconductor products are programmable, permitting the incorporation of sophisticated system-level features after the chip design is completed, while lessening design time, risk and system cost. Semiconductor also develops proprietary product extensions and features such as RealSonic(TM) home theater sound enhancement and ClearView(TM) error correction technology.

MARKET TRENDS

     Semiconductor addresses two broad industries where digital video is used, communications and consumer electronics. This section describes some of the trends affecting these markets.

COMMUNICATIONS

     Digital video compression is currently enabling a number of applications and capabilities in the communications market in diverse segments such as satellite, cable, telephone and wireless networks.

SATELLITE

     The first full-scale digital video transmission systems to achieve full deployment were a series of direct broadcast satellite networks. By combining digital video compression technology with high-power Ku-band satellites, direct broadcast satellite systems typically provide 100 or more channels to a large geographical area

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(e.g. the continental U.S.). This expanded service usually imposes a relatively low cost per subscriber since the only incremental investment needed by subscribers is the purchase of a small dish and a decoder box.

     To compete with other high-speed media, satellite service providers are beginning direct broadcast satellite deployments using high-speed satellite data transmission to the home. A disadvantage of this approach is that the return channel uses a standard modem over telephone lines, thus limiting the interactive nature of the service.

     A major trend in this market during 1998 and 1999 was consolidation through a number of mergers and acquisitions, for example, the merger of DIRECTV and USSB operations and the merger of AT&T and TCI operations. At the same time, the satellite market saw the first trials of high definition television or HDTV broadcasting.

CABLE

     Cable providers are upgrading the level of their services using a variety of network approaches. Open standards, such as those developed by various standard-setting organizations, are expected to drive increased cable revenue opportunities by creating a competitive marketplace for system network equipment and end-terminal devices.

     With the advantage of being able to support high speed, two-way networks combined with advanced interactive set-top boxes, the revenue base for cable operators is expected to expand as it grows its client base at the same time as growing its revenue per client through a broad offering of interactive services including web browsing and electronic commerce.

     Cable is also experiencing consolidation as smaller companies are unable to make the transition to digital and also as telephony companies seek to get a foothold in a competitive delivery mechanism into the home for both voice and video.

CONSUMER ELECTRONICS

     Through the use of MPEG compression, video can be stored, reproduced and distributed on the same media currently in use for other types of digital data, such as 5-inch (12 cm) CDs that are commonly used for digital audio. Emerging applications for digital video capture, playback and distribution at the consumer level are being advanced by the rapid adoption of new consumer-oriented media formats such as VideoCD players, DVD players, digital VHS and recordable DVD as well as consumer digital video cameras and camcorders.

DIGITAL VHS AND RECORDABLE DIGITAL VIDEO DISC

     In 1999, several original equipment manufacturers demonstrated consumer-oriented products positioned as VCR replacements. Semiconductor believes that rapid growth in this market will occur only when single-chip "codecs", which are an encoder/decoder combination, reach a price point low enough to enable a recordable unit at prices that will support a mass market. Once this milestone is achieved, however, the potential for wide consumer acceptance of digital VCR replacements is expected to be high. Key advantages of disc-based recording include higher video quality of digital versus analog recording, the convenience of discs over tape, and the ability to integrate the VCR recording function with other desirable consumer features such as easy program recording, timeshifting of programs and DVD playback. Key advantages of digital-VHS include the ability to record up to 24 hours of video on a single tape, capability to record HDTV, and compatibility with VHS and Super-VHS, thus preserving existing consumer video libraries stored in VHS format.

DVD PLAYER

     Unlike the VideoCD standard, which is an adaptation of the audio CD, the DVD standard was defined specifically for the very high-quality playback of feature-length movies. The DVD format now commercially available provides up to 135 minutes of playing time (270 for double-sided) on a disc the same physical size as an audio CD with four times the image resolution of a standard VideoCD. DVD uses MPEG-2 compression technology.

VIDEOCD PLAYER


     A VideoCD player is essentially an audio CD player with an MPEG-1 decoder and a video output. While adding this functionality marginally increases the cost to manufacture a typical CD player, these machines now have the ability to play movies, music videos and other titles from MPEG-1 encoded CDs. The physical VideoCD disc format is identical to a standard audio CD and is limited to 72 minutes playing time with video quality that is generally perceived as comparable to an analog VHS tape. Several thousand VideoCD titles are now available, including movies, music videos and karaoke titles. The VideoCD format has thus far received mass-market adoption in China. In 1998, leading Chinese manufacturers and the Chinese government introduced an enhanced version of VideoCD known as Chaoji VCD. This enhanced version features MPEG-2 video quality that is comparable to DVD video and is backward compatible with VideoCD titles.


DESKTOP EDITING SYSTEMS


     The capabilities of desktop editing systems continue to grow. Sophisticated features such as the ability to allow a user to edit video and resequence it, which was once the province of professional studios, are now coming to the consumer and prosumer markets. An important enabling factor is the availability of low-cost recordable CD drives, which provide a convenient and cost-effective means to store edited digital video. This trend is expected to accelerate in 2000, as the higher capacity recordable DVD drives become more common in personal computers.


PRODUCTS

     Semiconductor supplies products for two main markets for digital video:

        - Communications

        - Consumer electronics

COMMUNICATIONS


     In most digital video applications, the encoding and decoding functions are separated. For example, in broadcasting, the video is encoded by one or a small number of encoders at the transmission facility, while a decoder at the viewer's home reconstructs the broadcast for viewing. Semiconductor has been, and continues to be, a major supplier for both encoders and decoders for a full spectrum of digital video applications. However, Semiconductor has long recognized that combining the encoding and decoding functions into one processor, called a codec, creates significant new market opportunities. Semiconductor invested heavily in the development of a single-chip MPEG-2 codec architecture and introduced DVxpert(TM), the first product based on the new architecture, in August 1997. In 1999, Semiconductor extended the capabilities of the architecture with the introduction of Semiconductor's high-definition digital video product; the industry's first codec architecture for HDTV broadcasting and video production applications.


  Broadcast and Distribution Encoders

     Encoders in the DVxpert family offer improved image quality, efficient bandwidth utilization and reliability for broadcasting and professional applications. The DVxpert broadcast encoders target applications such as distribution, contribution, DVD authoring and video servers. All DVxpert encoders use Semiconductor's patented PerfectView(TM) feature, which provides clear image quality with advanced video capabilities.

     One of the big issues broadcasters currently face is the migration to high definition programming. The Federal Communications Commission has established a target timeline for United States broadcasters to begin HDTV transmissions, but many infrastructure issues remain uncertain. In 1999, Semiconductor introduced its high-definition digital video product to address these issues. This product is an MPEG-2 encoder for HDTV broadcast applications, but also retains the capabilities of the standard definition DVxpert products, enabling equipment manufacturers to deliver flexible high definition/standard definition solutions and ease broadcaster's transition issues.


  Interactive Set-top Box Decoders



     The primary communications application for MPEG-2 decoders is in the set-top box market. To reconstruct the compressed broadcast program, several steps are required. First, the MPEG-2 stream must be separated or demultiplexed into its video and audio portions. Then the video and audio must be decompressed. Finally, the video signal is combined with other on-screen information, such as program guides, and displayed on a monitor.


     Semiconductor has introduced several innovative products in this arena, starting with the introduction of the CL9100 MPEG-2 video decoder in 1994. C-Cube Microsystems followed in 1995 by bringing to market the CL9110 Transport Demultiplexer which was licensed from DiviCom, then a private company. Together, this two-chip combination performed all the functions needed for digital video decoding and was instrumental in enabling first-generation designs for digital set-top boxes.


     1996 saw the introduction of the AViA(TM) family of set-top box chips. Building on the technology and market success of the CL9100 and CL9110 products, the AViA platform offered high-performance graphics, better quality audio (Dolby Digital(TM)), interoperability across both wired and wireless networks and a tighter integration between the individual chips. By offering both high-end and basic versions, the AViA family allowed original equipment manufacturers to target their designs for the needs of each deployment in terms of capabilities and price point.



     Recognizing the trends toward the convergence of digital broadcast, internet access, interactivity and advanced graphics, Semiconductor introduced the AViA@TV(TM) platform in November 1998. Using AViA@TV products, service providers can develop additional revenue-generating features and services such as continuous two-way data exchange, advanced graphical user interfaces, interactive advertising and internet services such as e-mail on TV, home banking and on-line shopping. The AViA@TV line includes Semiconductor's integrated FlickerFilter(TM), which dramatically improves the visual quality of HTML or the text language often used to create web pages displayed over video, an important feature for interactive applications.


     An important endorsement came when Pace Micro Technology, a leading European original equipment manufacturer, selected the AViA@TV architecture for its new set-top box design. The Pace set-tops are incorporated in an interactive service developed by NTL, the UK's largest Cable TV operator, which plans to offer interactive data services such as web browsing, e-mail, chat, pay-per-view, games and home shopping. Similarly, Philips, Europe's largest consumer electronics company, has designed the product into their 2-way cable set-top box for MediaOne; the largest cable operator in the United States.


     In January of 1999, C-Cube Microsystems acquired the relevant communications activities of TV/ Com in order to reinforce this successful strategic thrust into the arena of broadband communications network products. One reason for the selection of TV/Com was that its products have been successfully deployed in the same networks and set-top boxes as Semiconductor's MPEG solutions. Through this purchase, Semiconductor gained access to key people, intellectual property and designs including modulation and demodulation technology. The combination of these capabilities with the relevant designs and software from Semiconductor's AViA@TV product family and expertise in analog design, gives Semiconductor all the necessary components required to develop state-of-the-art, highly integrated solutions for interactive digital TV.


     With this capability, Semiconductor is now able to service the end-to-end requirements of a digital video network including video compression in the head end, network interfaces and the full spectrum of data, video, audio and graphics requirements in the consumer terminal. This enables a new generation of interactive services available through the TV in the living room, including web-based e-commerce, video e-mail and voice over the Internet.


CONSUMER ELECTRONICS


  Recordable Digital Video


     While DVD playback has achieved increasing success in both consumer players and personal computer applications, Semiconductor believes that the high-volume applications of digital video in the consumer world depend on the ability to both record and play back DVD-quality video. Thus, Semiconductor extended its DVxpert technology to the consumer world with the DVxplore(TM) line of consumer codecs. DVxplore codecs are the world's first single-chip consumer products to support both MPEG and DV formats. The initial focus is on the personal computer market, where original equipment manufacturers use DVxplore codecs to offer personal content creation, PC/TV and time-shifting applications. Users of these products are able to record hours of DVD-quality video obtained from any video source, whether TV, VCR, DV camcorder or analog camcorder. Once they record the video, they are able to edit and play back the video on standard personal computers and store the resulting video to optical disc, web pages, e-mail or hard-disk drives.



     VCR replacement products began to appear on the market in 1999, and are likely to continue to expand in the market over the next few years. For consumer digital recorders, three types of media have emerged as viable platforms for recording and playing back digital video: tape digital VHS; optical recordable DVD; and hard disk digital video recorder. Semiconductor is developing products for all three emerging consumer digital recordable platforms.



  Encoders for Editing Applications



     Professional editing had been primarily the province of motion-joint photographic experts group products due to the need for accurate cuts and special effects. Because MPEG encoders essentially "collapse" some frames to achieve high levels of compression, industry analysts doubted whether MPEG could ever achieve the accuracy needed to supplant motion-joint photographic experts group products for professional needs. However, Semiconductor showed that MPEG is a viable format for editing with the introduction of the DVxpress codecs. Based on the same architecture as the DVxpert product, the DVxpress(TM) codecs feature Semiconductor's proprietary Frame-Accurate MPEG Editing (FAME(TM)) algorithm and dual-stream decoding, two capabilities for professional editing.



     Semiconductor's DVxpress-MX codec products can support both MPEG and DV, which is a digital video format used primarily in digital camcorders, to allow mixed-format editing where, for example, an MPEG stream and a DV stream are edited together. This innovation is particularly important because DV is the most popular format for consumer and professional digital camcorders, while MPEG is the prevailing standard for transmission and storage. Panasonic, the developer of the DV format, and Avid, a leading editing original equipment manufacturers, both endorsed the DVxpress-MX codec as a significant step toward unifying the MPEG and DV worlds. During 1999, many leading providers of editing solutions introduced products based on DVxpress-MX, including Matrox Electronic Systems, Pinnacle Systems, Accom and Fast Multimedia.


  DVD Decoders


     Semiconductor's ZiVA(TM) family of DVD products includes decoders and system-level design solutions for consumer original equipment manufacturers. The ZiVA DVD decoder family incorporates several critical DVD functions into a single chip. Semiconductor addresses a critical concern of content owners with SecureView(TM) copy protection and decryption technology. SecureView made ZiVA decoders the first single-chip products to support the DVD consortium's copy protection scheme.


     Semiconductor collaborated with partner Toshiba to develop the ZiVA-PC decoder targeted specifically at the notebook market, the first DVD hardware chip with full PC98 compliance. The

ZiVA-PC decoder offers one of the industry's lowest overall system cost for hardware DVD playback, as well as one of the lowest power consumption, while delivering true interactivity and flawless image quality. In 1999, Semiconductor developed its third-generation DVD decoder, the ZiVA-3 line, which extended the capabilities of the ZiVA line in a number of key areas, most particularly the audio features. Personal computer original equipment manufacturers including Toshiba, Dell and Gateway adopted ZiVA decoders for DVD-enabled notebook computers.


  VideoCD Decoders


     VideoCD is a consumer entertainment format based on MPEG-1 technology. VideoCD players allow consumers to enjoy movies, documentaries and karaoke played from a disc similar to an audio compact disc. Semiconductor has been a leading supplier of MPEG-1 decoders used in VideoCD players throughout the mid-and late-1990s. Semiconductor pioneered the MPEG-1 market with the introduction in 1992 of the CL450 MPEG-1 Video Decoder, the first commercially available MPEG-1 video decoder. The CL450 found uses in commercial and professional digital karaoke players. It followed with the CL480 family of VideoCD decoders, products that boosted Semiconductor to market leadership in the rapidly growing market for VideoCD players in China in the mid-1990s.



     Semiconductor's current VideoCD product is the CL680 Advanced VideoCD decoder. The CL680 decoder integrates an NTSC/PAL encoder, improved ClearView error concealment technology and a new WideSound(TM) feature, which simulates a surround-sound experience from two stereo channels. By fully utilizing the microcode architecture of the CL680, Semiconductor was able to integrate the system functions directly on the CL680, effectively eliminating the need for the system micro-controller.


  Chaoji VCD Decoders

     As the VideoCD market matured in China, Chinese customers, original equipment manufacturers and government agencies all saw a need for a higher quality video experience. Due to its expertise in both VideoCD and DVD, Semiconductor was well qualified to help define the new standard. The result of this effort was the introduction of the Chaoji VCD standard, an extension to VideoCD that was endorsed by the Chinese government and leading original equipment manufacturers.

     Soon after the adoption of the Chaoji VCD standard, Semiconductor introduced the CL8800 family of Chaoji VCD decoders to its partner original equipment manufacturers. The CL8830 decoder is a full-featured product that features Semiconductor's patented RealSonic(TM) audio technology, offering significant advances in audio quality for home theater and Karaoke applications. The CL8820 decoder targets more price-sensitive products that do not demand the same audio quality as the CL8830 decoder. Both decoders are compatible with existing VideoCD and audio compact disc formats. In 1999, Semiconductor introduced the most integrated Chaoji VCD decoder chip, the CL8830A. Leading Chinese original equipment manufacturers have adopted the CL8800 decoders for their Chaoji VCD product offerings. In 2000, we believe that the Chaoji VCD market will continue to encroach on the VCD market as prices for Chaoji VCD systems decline.

CONSUMER BRANDING PROGRAM

     Semiconductor's consumer branding program, begun in 1996, saw continued success throughout 1999. In 1999, Semiconductor's brand recognition reached an all-time high in the Chinese market. Its Chinese customers continue to use its brand as well as its technology as they combine for strong market recognition and preference. The brand represents quality, reliability and high technology. The success of Semiconductor's consumer branding program remains predicated on offering first-to-market technology, superior feature sets and video playback quality and a roadmap to higher quality, feature-rich digital video products.

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

CHANGING PRODUCT MIX: DEPENDENCE ON DECODER PRODUCTS

     Semiconductor offers a number of products for a variety of applications. Since the second quarter of 1995, sales of Semiconductor's VCD decoder family of products have represented a significant percentage of Semiconductor's total net revenues. Semiconductor expects that revenues from its VCD decoder products including the CL680 and Chaoji VCD families of products will decrease as a percentage of total revenues, but continue to account for a significant portion of its product revenues in 2000. Semiconductor expects that price competition will continue to result in declining average selling prices for this family of products. Semiconductor has implemented several programs that have reduced costs associated with these families of products. In the event that increases in unit sales and other manufacturing efficiencies of these families of products do not offset decreasing sales prices in the future, Semiconductor's business and results of operations would be materially and adversely affected. Semiconductor anticipates that overall gross margin may decrease as a result of a number of factors including anticipated declines in average selling prices over time. The timing of volume shipments and the life cycles of Semiconductor's products are difficult to predict due in large measure to the emerging nature of the markets for Semiconductor's products, the future effect of product enhancements by Semiconductor and its current and future competitors. Declines in demand for Semiconductor's products, particularly the CL680 and Chaoji VCD families of products, whether as a result of competition, technological change or otherwise, would have a material adverse effect on Semiconductor's business and results of operations.

CUSTOMERS

     During the nine months ended September 30, 1999, no customer accounted for 10% or more of Semiconductor's net revenue. During 1998, only Malata accounted for 11% or more of Semiconductor's net revenue. Sales to Sinorex, a distributor, accounted for 31% and 14% of Semiconductor's net revenues during 1997 and 1996, respectively. Sales to Samsung accounted for 10% of Semiconductor's net revenue during 1996.

     On February 11, 2000, Semiconductor entered into a Securities Purchase Agreement with Thomson Multimedia S.A. pursuant to which Thomson agreed, subject to completion of the distribution and the other conditions set forth in the agreement, to purchase 474,747 shares of Semiconductor common stock and to receive a warrant to purchase an additional 949,494 shares of Semiconductor common stock. See "Recent Sales of Unregistered Securities" for further information. The exercisability of the warrant will be accelerated in whole or in part from the seven year anniversary of the distribution based upon Thomson achieving certain revenue and design win milestones.

RESEARCH AND DEVELOPMENT

     Semiconductor believes that the continued introduction of new products in its target markets is essential to its growth. As of September 30, 1999, Semiconductor had 286 full-time employees engaged in research and development. Expenditures for research and development in 1998, 1997 and 1996 were approximately $52.6 million, $46.5 million and $36.8 million, respectively and $39.8 million for the nine months ended September 30, 1999.

     The markets for Semiconductor's products are characterized by rapidly changing technology and evolving industry standards. In addition, markets for Semiconductor's products are characterized by intense price competition. As the markets for Semiconductor's products develop and competition increases, Semiconductor anticipates that product life cycles will shorten and average selling prices will decline. In particular, the average selling price and product gross margin for each of Semiconductor's products will decline as such products mature and as per order unit volumes for such products increase. Semiconductor's operating results will depend to a significant extent on its ability to continue to successfully introduce new products on a timely basis and to reduce costs of existing products. In particular, Semiconductor currently intends to announce several new products over the next year, including next generation MPEG-2 encoders and decoders. There can be no assurance that these products will be successfully developed or will achieve market acceptance, and these products are not expected to contribute significantly to revenues in the first half of 2000. The failure of any of these products to be successfully introduced and achieve market acceptance could have a material adverse effect on Semiconductor's business and results of operations. In addition, Semiconductor continues to sell a number of earlier generation products; any failure to manage the transition to new products effectively could have a material adverse effect on Semiconductor's business and results of operations. The success of new product introductions is dependent on several factors, including proper new product definition, product cost, timely completion and introduction of new product designs, quality of new products, differentiation of new products from those of Semiconductor's competitors and market acceptance of Semiconductor's and its customers' products. As a result, Semiconductor believes that continued significant expenditures for research and development will be required in the future. Because of the complexity of its products, Semiconductor has experienced delays from time-to-time in completing development and introduction of new products, and as a result, has from time-to-time not achieved the market share anticipated for such products. There can be no assurance that such delays will not be encountered in the development and introduction of future products, including the products currently expected to be announced over the next year. There can be no assurance that Semiconductor will successfully identify new product opportunities and develop and bring new products to market in a timely manner, that products or technologies developed by others will not render Semiconductor's products or technologies obsolete or noncompetitive, or that Semiconductor's products will be selected for design into the products of its targeted customers.

SALES AND MARKETING

     Semiconductor's sales and marketing strategy targets markets for which digital video compression is an enabling technology in order to achieve key design wins with industry leaders, as well as early adopters of digital video technology. To implement its strategy, Semiconductor has established a direct sales and marketing force and a worldwide network of independent sales representatives and distributors. In addition, Semiconductor has a team of application engineers who assist customers with designing in Semiconductor's products.

     In the United States, Semiconductor sells its products through direct sales channels, independent representatives and distributors. Semiconductor records revenues from products sales to customers at the time of shipment. Certain of Semiconductor's agreements with its distributors permit limited stock rotation and provide for price protection. Allowances for returns and adjustments, including price protection, are provided at the time revenues from product sales are recorded. Generally, Semiconductor pays its independent sales representatives on a commission basis. As of September 30, 1999, Semiconductor had North American regional sales offices in California and Quebec, and international sales offices in Hong Kong, the United Kingdom, Korea, China, Taiwan and Japan. In Japan, Semiconductor sells products through the direct sales force of C-Cube Microsystems Japan, Inc. and two distributors. C-Cube Microsystems Japan, Inc. was formed by Semiconductor and Kubota Corporation in 1988 and is currently owned 65% by Semiconductor and 35% by Kubota. The primary business of C-Cube Microsystems Japan, Inc. is the marketing, sales and support of Semiconductor's products in Japan. Internationally, Semiconductor has commissioned sales representatives or distributors in Canada, Denmark, Finland, France, Germany, Great Britain, Hong Kong, Ireland, India, Israel, Italy, Korea, Sweden and Taiwan.

INTERNATIONAL BUSINESS ACTIVITIES

     During 1998, 1997 and 1996, international revenues accounted for approximately 82%, 88% and 77% of Semiconductor's net revenues, respectively, and 80% of net revenues in the first nine months of 1999. Semiconductor believes that international revenues will continue to account for a significant portion of net revenues. Semiconductor's success will depend in part upon its ability to manage international marketing and sales operations. In addition, Semiconductor purchases a substantial portion of its manufacturing services from foreign suppliers. Semiconductor's international manufacturing and sales are subject to changes in foreign political and economic conditions, and to other risks, including currency or export/import controls, changes in tax laws, tariffs and freight rates and changes in the ownership and/or leadership of international customers that may result in delayed or canceled orders. For example, China is the primary market for VideoCD and Chaoji VCD players utilizing Semiconductor's decoder products. As a consequence, any political or economic instability in China could significantly reduce demand for Semiconductor's products. Semiconductor has made and will continue to make significant investments in additional foundry capacity in Taiwan and is subject to the risk of political instability in Taiwan, including but not limited to the potential for conflict between Taiwan and the People's Republic of China. Semiconductor sells products to customers in Korea and is subject to the risk of economic and political instability in Korea, including the potential for conflict between North and South Korea. In addition, Semiconductor sells certain of its products in international markets and buys certain products from its foundries in currencies other than the U.S. dollar. As a result, currency fluctuations could, in the long term, have a material adverse effect on Semiconductor's business and results of operations. With respect to international sales that are denominated in U.S. dollars, increases in the value of the U.S. dollar relative to foreign currencies can increase the effective price of, and reduce demand for, Semiconductor's products relative to competitive products priced in the local currency. The United States has considered trade sanctions against Japan and has had disputes with China relating to trade and human rights issues. If trade sanctions were imposed, Japan or China could enact trade sanctions in response. Because a number of Semiconductor's current and prospective customers and suppliers are located in Japan and China, trade sanctions, if imposed, could have a material adverse effect on Semiconductor's business and results of operations. Similarly, protectionist trade legislation in either the United States or foreign countries could have a material adverse effect on Semiconductor's ability to manufacture or sell its products in foreign markets.

     The Asian consumer electronics markets accounted for approximately 74%, 80% and 72% of total sales in 1998, 1997 and 1996, respectively, and 67% in the first nine months of 1999 Asia sales are expected to continue to account for a substantial, though declining, percentage of sales in the future. Most of Semiconductor's sales in Asia were of decoder chips, which are used in VideoCD and Chaoji VCD players. Semiconductor believes purchases of VideoCD and Chaoji VCD players are not as likely to be deferred as are purchases of higher priced consumer durables and production equipment, which have impacted U.S. export sales. However, there can be no assurance that Semiconductor will not experience reduced sales of its products into Asia because of declining consumer spending or because of its customers' increasing difficulty in obtaining letters of credit, which Semiconductor generally requires prior to shipment.

MANUFACTURING

     Semiconductor has chosen to use independent chip manufacturing facilities called foundries to fabricate its integrated circuits. Assembly, test and packaging are also subcontracted to third parties. This approach enables Semiconductor to concentrate its resources on product design and development, where Semiconductor believes it has greater competitive advantages. Semiconductor continually evaluates alternative sources for chip manufacturing, assembly and test capacity.

     During 1998, Semiconductor's devices were fabricated using advanced process technology with 0.65 micron, 0.5 micron, 0.35 micron, 0.30 micron and 0.25 micron process feature sizes, using either three or four layers of metal interconnect. In 1999, Semiconductor began using 0.22 micron technology with five layers of metal interconnect. Fabricated chips are either tested by the fabrication facility to Semiconductor specifications or Semiconductor takes receipt of untested chips and works with subcontractor testing facilities. Once the chips are fully tested and accepted, the dice are assembled into packages by subcontractors, primarily located in Asia. Semiconductor utilizes multiple assembly subcontractors for its products.

     In the second quarter of 1996, Semiconductor expanded and formalized its relationship with Taiwan Semiconductor Manufacturing Co., Ltd. to provide chip production capacity in the years 1996 to 2001. The agreement with Taiwan Semiconductor Manufacturing Co., Ltd. provided that Taiwan Semiconductor Manufacturing Co., Ltd. would produce and ship chips to Semiconductor at specified prices and required Semiconductor to make two advance payments totaling $49.0 million. An advance payment of $24.5 million was made in June 1996. In May 1997, Semiconductor amended its agreement with Taiwan Semiconductor Manufacturing Co., Ltd. which resulted in a reduction of Semiconductor's future chip purchase commitments and the forgiveness of the second advance payment of $24.5 million. Taiwan Semiconductor Manufacturing Co., Ltd. will apply the June 1996 prepayment against a portion of the chip cost as product is delivered to Semiconductor. Accordingly, the prepaid amount, which has been allocated between current and long-term assets, will be amortized to inventory as chips are received. At

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September 30, 1999, remaining production capacity rights were $6.4 million dollars of which $1.2 million was included in other current assets and $5.2 million was classified as a non-current asset.

     During the fourth quarter of 1999, Semiconductor signed a production capacity agreement with United Microelectronics Corporation to provide Semiconductor with chip manufacturing capacity through at least 2002, for which it made a $20.0 million refundable payment in the first quarter of 2000. This refundable payment allows for certain discounts on purchased capacity based upon the quantities purchased. The agreement does not commit Semiconductor to purchase chips, but does guarantee the availability of a set capacity of chips at "not to exceed" prices.

     Semiconductor believes that an increase in the demand for semiconductor chips over currently expected levels, or a failure of manufacturing capacity in the industry to grow at anticipated rates, could result in greater difficulty in obtaining adequate manufacturing capacity, increased prices and increased lead times. Semiconductor's future operating results depend in substantial part on its ability to increase the capacity available to it from its existing or new foundries. In order to secure such capacity, Semiconductor has considered and will continue to consider various possible transactions, which could include, without limitation, equity investments in, prepayments to, non-refundable deposits with or loans to foundries in exchange for guaranteed capacity, "take or pay" contracts that commit Semiconductor to purchase specified quantities of chips over extended periods, joint ventures or other partnership relationships with foundries. There can be no assurance that Semiconductor will be able to make any such arrangement in a timely fashion, or at all, that Semiconductor will not require additional issuances of equity or debt in order to raise capital for any such arrangements or that any such financing would be available to Semiconductor on acceptable terms, or at all. If Semiconductor were not able on a timely basis to obtain additional manufacturing capacity, its business and results of operations would be materially and adversely affected.

     Semiconductor sources its integrated circuit products from Matsushita Electronics Corporation, United Microelectronics Corporation, Taiwan Semiconductor Manufacturing Co., Ltd. and Yamaha. This dependence on a small number of foundries subjects Semiconductor to risks associated with an interruption in supply from these foundries. In connection with the manufacture of its newer products, Semiconductor needs to continue to evaluate and qualify additional foundries that employ advanced manufacturing and process technologies, which are currently available from a limited number of foundries. For example, certain of the new products that Semiconductor intends to introduce require advanced process technology. Semiconductor has in the past experienced increased costs and delays in connection with the qualification of new foundries. There can be no assurance that any delays, cost increases or quality problems resulting from the qualification of new foundries will not have a material adverse effect on Semiconductor's business and results of operations.

     Semiconductor's reliance on subcontractors to manufacture and assemble its products involves significant risks, including reduced control over delivery schedules, quality assurance, manufacturing yields and cost; the potential lack of adequate capacity and potential misappropriation of Semiconductor intellectual property. Semiconductor obtains manufacturing capacity through forecasts that are generated in advance of expected delivery dates. Semiconductor's ability to obtain the manufacturing capacity necessary to meet the future demand for its products is based on its ability to accurately forecast such future demand. If Semiconductor fails to accurately forecast such future demand, Semiconductor may be unable to timely obtain an adequate supply of chips necessary to manufacture the number of products required to satisfy the actual demand. There can be no assurance that Semiconductor will continue to accurately forecast the future demand for its products and obtain sufficient manufacturing capacity in the future.

     Semiconductor has from time-to-time experienced disruptions in supply, although none of those disruptions have to date materially adversely affected results. There can be no assurance that chip fabrication or assembly problems will not occur in the future or that any such disruptions will not have a material adverse effect upon Semiconductor's results of operations. Further, there can be no assurance that suppliers who have committed to provide product will do so, or that Semiconductor will meet all conditions imposed by such suppliers. Failure to obtain an adequate supply of products on a timely basis would delay product delivery to Semiconductor's customers, which would have a material adverse effect on

Semiconductor's business and results of operations. In addition, Semiconductor's business could also be materially and adversely affected if the operations of any supplier are interrupted for a substantial period of time, or if Semiconductor is required, as a result of capacity constraints in the semiconductor industry or otherwise, to increase the proportion of chips or finished goods purchased from higher cost suppliers in order to obtain adequate product volumes.

     The markets into which Semiconductor sells its products are subject to extreme price competition. Thus, Semiconductor expects to continue to experience declines in the selling prices of its products over the life cycle of each product. In order to offset or partially offset declines in the selling prices of its products, Semiconductor must continue to reduce the costs of products through product design changes, manufacturing process changes, volume discounts, yield improvements and other savings negotiated with its manufacturing subcontractors. Since Semiconductor does not operate its own manufacturing facilities and must make volume commitments to subcontractors at prices that remain fixed over certain periods of time, it may not be able to reduce its costs as rapidly as its competitors who perform their own manufacturing. The failure of Semiconductor to design and introduce, in a timely manner, lower cost versions of existing products or new products with higher gross margins, or to successfully manage its manufacturing subcontractor relationships would have a material adverse effect on Semiconductor's gross margins.

COMPETITION

     The markets in which Semiconductor competes are intensely competitive and are characterized by declining average selling prices and rapid technology change. Semiconductor believes that it competes favorably in the areas of product definition, system cost, functionality, time-to-market, reliability and reputation. Semiconductor competes with major domestic and international companies, most of which have substantially greater financial and other resources than Semiconductor with which to pursue engineering, manufacturing, marketing and distribution of their products. Some of these companies own proprietary video compression technology competitive with Semiconductor's standards-based systems.

     In the market for consumer electronics semiconductors, principal competitors include ESS Technology, ST-Microelectronics and Zoran, as well as several large, integrated Japanese and Korean consumer electronics companies, such as Sony and MEC, which have their own semiconductor design and manufacturing capacity. In the computer segment of the consumer electronics market, principal Semiconductor competitors include the increasingly powerful general-purpose microprocessors that are now available from, among others, Intel, AMD and Motorola, as well as hardware solutions from Zoran and IBM. Graphics chip manufacturers such as ATI, S3 and Trident are also potential competitors. In the market for communications decoders, Semiconductor's principal competitors include ST-Microelectronics and Philips.

     IBM is the principal competitor in the broadcast encoder market, while Sony is the principal competitor in the consumer encoder market. Semiconductor expects that other companies will introduce competing encoder products in the future. Although the timing of the production availability of such encoders is uncertain, their availability could have an adverse impact on Semiconductor's encoder product revenues and margins. Semiconductor may also face increased competition in the future from new entrants into its markets. As the markets for Semiconductor's products develop, competition from large semiconductor companies, such as ST-Microelectronics and Philips, and from vertically integrated companies such as Sony, MEC, Toshiba and NEC, may increase significantly. If Semiconductor can offer low-cost hardware solutions, then it may continue to compete with manufacturers of general-purpose microprocessors such as Intel, AMD and Motorola in conjunction with software solutions. The ability of Semiconductor to compete successfully in the rapidly evolving markets for high-performance video compression technology depends on factors both within and outside of its control, including success in designing and subcontracting the manufacture of new products that implement new technologies, adequate sources of raw materials, protection of Semiconductor products by effective utilization of intellectual property laws, product quality, reliability, price and the efficiency of production, the pace at which customers incorporate Semiconductor's integrated circuits into their products or technologies, success of competitors' products and general economic conditions. There can be no assurance that Semiconductor will be able to compete successfully in the future.

     A variety of other hardware and software solutions to digital video compression have been introduced. Competitor companies are designing products around these and other alternative approaches. In addition, manufacturers of general-purpose microprocessors, such as Intel, AMD and Motorola and graphics chip manufacturers are positioning their products as offering digital video compression capability. There can be no assurance that system manufacturers will not use such processors for video compression applications. While MPEG has become the accepted standard, any of the alternative approaches, individually or collectively, could be adopted on a widespread basis in the emerging video compression market. If this were to happen, Semiconductor's business and results of operations would be materially and adversely affected.

INTELLECTUAL PROPERTY AND LICENSES

     Semiconductor attempts to protect its technology through a combination of patents, copyrights, trade secret laws, confidentiality procedures and licensing arrangements. As of September 30, 1999, Semiconductor had 59 issued United States patents and 43 U.S. patent applications pending and has filed certain corresponding applications in certain foreign jurisdictions. These patents expire at various times from 2010 to 2016. Semiconductor intends to continue to seek patents on its technology where appropriate. Notwithstanding its patent position, Semiconductor believes that, in view of the rapid pace of technological change in the semiconductor industry, the technical experience and creative skills of its engineers and other personnel are the most important factors in determining Semiconductor's future technological success.

     There can be no assurance that patents will issue from any pending applications or that any claims allowed from existing or pending patents will be sufficiently broad to protect Semiconductor's technology. While Semiconductor intends to protect its intellectual property rights vigorously, there can be no assurance that any patents held by Semiconductor will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to Semiconductor. Moreover, while Semiconductor holds or has applied for patents relating to the design of its products, Semiconductor's products are based in part on standards, including MPEG-1, MPEG-2 and joint photographic experts group, and Semiconductor does not hold patents or other intellectual property rights for such standards. The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights.

     From time-to-time Semiconductor receives notices of potential infringement of third-party rights and there can be no assurance that third parties will not assert claims against Semiconductor with respect to existing or future products or that licenses will be available on reasonable terms, or at all, with respect to any third-party technology including third-party technology which is or may be embodied in standards. In the event of litigation to determine the validity of any third-party claims, such litigation could result in significant expense to Semiconductor and divert the efforts of Semiconductor's technical and management personnel, whether or not such litigation is determined in favor of Semiconductor. In the event of an adverse result in any such litigation, Semiconductor could be required to pay substantial amounts in damages and to cease selling the infringing product unless and until Semiconductor is able to develop non-infringing technology or to obtain licenses to the technology which was the subject of the litigation. There can be no assurance that Semiconductor would be successful in such development or that such licenses would be available, and any such development or license could require expenditure of substantial time and other resources.

     In order to defray the cost of developing its products and to develop products with specifications meeting customer requirements, Semiconductor has established development relationships with certain companies. Under these arrangements, these companies provided Semiconductor with development funding and/or technical assistance, and participated with Semiconductor in determining the specifications for the performance requirements of various products. As a result of these relationships, Semiconductor believes it has been able to more rapidly introduce products meeting the demands of these as well as other customers for similar applications. In certain cases, as consideration for such development assistance, Semiconductor has agreed to pay royalties to such customers and generally Semiconductor retains ownership of such products.

EMPLOYEES

     As of September 30, 1999, Semiconductor had approximately 603 employees, 286 of whom are engaged in, or directly support, Semiconductor's research and development, 189 of whom are in sales and marketing, 36 of whom are in operations and 92 of whom are in administration. Semiconductor's employees are not represented by any collective bargaining agreement, and Semiconductor has never experienced a work stoppage. Semiconductor believes its employee relations are good.

     Semiconductor's future success is heavily dependent upon its ability to hire and retain qualified technical, marketing and management personnel. The loss of the services of key personnel could have a material adverse effect on Semiconductor's business. Semiconductor is currently seeking certain additional engineering, marketing and management personnel. Semiconductor's success in the future will depend in part on the successful assimilation of such new personnel. Semiconductor also obtains assistance from customers whose engineers participate in development programs at Semiconductor. The continuing availability of such support is dependent upon a number of factors, including relationships with customers and the ability of such engineers, many of whom are foreign residents, to obtain immigration visas. The competition for such personnel, particularly for engineering personnel, is intense and the loss of such personnel could have a material adverse effect on Semiconductor.

MERGERS AND ACQUISITIONS

     On August 28, 1996, C-Cube Microsystems acquired the DiviCom business. C-Cube Microsystems paid $65.7 million in cash, issued 2.3 million shares of its common stock, assumed options exercisable for 264,000 shares of its common stock and incurred $1.35 million in other costs in exchange for the outstanding shares of DiviCom stock that C-Cube Microsystems did not already own.

     C-Cube Microsystems has entered into an agreement to merge with Harmonic Inc. after the distribution. The effect of the proposed merger is the acquisition of C-Cube Microsystems' DiviCom systems business by Harmonic.

PROPERTIES

     Semiconductor's principal facilities consist of approximately 182,300 square feet of space in three buildings located in Milpitas, California. This space is leased pursuant to three agreements that expire on various dates through April 14, 2005. Semiconductor believes its existing facilities and other available facilities will be adequate to meet its requirements for at least the next 12 months.

LEGAL PROCEEDINGS

     From time-to-time Semiconductor is party to certain litigation or legal claims. Management has reviewed all pending legal matters and believes that the resolution of such matters will not have a significant adverse effect on Semiconductor's financial position or results of operations.

                      WHERE YOU CAN FIND MORE INFORMATION

     As a result of the distribution, the Securities Exchange Act of 1934, requires Semiconductor to file annual, quarterly and other reports with the Securities and Exchange Commission. Semiconductor intends to provide annual reports containing audited financial statements to its stockholders in connection with its annual meetings of stockholders.

     Semiconductor filed with the Securities and Exchange Commission a registration statement, which includes certain exhibits, under the Exchange Act, for the securities issued pursuant to this information statement. This information statement contains general information about the contents of contracts and other documents filed as exhibits to the registration statement. However, this information statement does not contain all of the information set forth in the registration statement and the exhibits filed with the registration statement. You should read the registration statement and the exhibits for further information about Semiconductor and the distribution.

     The SEC allows Semiconductor to "incorporate by reference" information into this joint proxy statement/prospectus/information statement, which means that important information may be disclosed to you by referring you to another document filed separately with the SEC. The information of Semiconductor incorporated by reference is deemed to be part of this joint proxy statement/prospectus/information statement, except for information superseded by information in, or incorporated by reference in, this joint proxy statement/prospectus/information statement. This joint proxy statement/prospectus/information statement incorporates by reference the documents set forth below that have been previously filed with the SEC. The following documents contain important information about Semiconductor and its financial condition and operating results and are hereby incorporated by reference:

     - C-Cube Microsystems' Annual Report on Form 10-K for the year ended December 31, 1998;

     - C-Cube Microsystems' Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1999;

     - C-Cube Microsystems' Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, filed on Form 11-K with the SEC on July 14, 1999;

     - C-Cube Microsystems' Quarterly Report on Form 10-Q for the Quarter Ended June 30, 1999;

     - C-Cube Microsystems' Quarterly Report on Form 10-Q for the Quarter Ended September 30, 1999; and

     - C-Cube Microsystems's Current Report on Form 8-K dated October 29, 1999.

     Semiconductor has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus/information statement relating to Semiconductor.


     If you would like to request documents from either company, please do so by March 21, 2000, to receive them before the special meeting.


     You should rely only on the information in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

     You may read and copy the registration statement and other materials that Semiconductor files with the Securities and Exchange Commission at the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, Washington, D.C. 20549 and at the Securities and Exchange Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents, upon payment of a duplication fee, by writing to the Securities and Exchange Commission's Public Reference Section. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. The Securities and Exchange Commission filings of Semiconductor are also available to the public on the Securities and Exchange Commission Internet site (http://www.sec.gov).

SELECTED FINANCIAL DATA

     The following selected consolidated financial data for each of the five years in the period ended December 31, 1998 have been derived from the audited consolidated financial statements of the Company included herein. The consolidated statements of income for the nine month periods ended September 30, 1999 and 1998 and consolidated balance sheet at September 30, 1999 are derived from the unaudited consolidated financial statements included herein. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this report.

                                                                                                                  NINE MONTHS
                                                                                                                     ENDED
                                                                     YEARS ENDED DECEMBER 31,                    SEPTEMBER 30,
                                                        ---------------------------------------------------   -------------------
                                                          1998       1997       1996       1995      1994       1999       1998
                                                        --------   --------   --------   --------   -------   --------   --------
                                                                 (IN THOUSANDS, EXCEPT PERCENTAGE AND PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net revenues:
 Product..............................................  $351,797   $337,012   $319,758   $123,190   $42,026   $291,922   $255,997
 Development contracts................................        --         --         --      1,412     2,993         --         --
                                                        --------   --------   --------   --------   -------   --------   --------
   Total..............................................   351,797    337,012    319,758    124,602    45,019    291,922    255,997
                                                        --------   --------   --------   --------   -------   --------   --------
Costs and expenses:
 Cost of product revenues.............................   160,839    151,333    144,985     59,253    19,574    130,947    116,768
 Research and development.............................    74,031     64,204     44,177     14,342     9,774     61,659     55,134
 Selling, general and administrative..................    60,512     52,732     39,002     19,227    11,283     50,677     43,756
 Purchased in-process technology......................        --         --    131,349      3,800        --         --         --
                                                        --------   --------   --------   --------   -------   --------   --------
   Total..............................................   295,382    268,269    359,513     96,622    40,631    243,283    215,658
                                                        --------   --------   --------   --------   -------   --------   --------
Income (loss) from operations.........................    56,415     68,743    (39,755)    27,980     4,388     48,639     40,339
Interest income (expense), net........................     4,239     (1,757)       (28)     2,059       689      7,084      2,547
                                                        --------   --------   --------   --------   -------   --------   --------
Income (loss) before income taxes, minority Interest
 and extraordinary item...............................    60,654     66,986    (39,783)    30,039     5,077     55,723     42,886
Income tax expense....................................    18,196     22,895     32,944      4,933        69     16,717     12,869
                                                        --------   --------   --------   --------   -------   --------   --------
Income (loss)before minority interest and
 Extraordinary item...................................    42,458     44,091    (72,727)    25,106     5,008     39,006     30,017
Minority interest in net income (loss) of
 subsidiary...........................................      (337)      (248)       318        211        --        381       (354)
                                                        --------   --------   --------   --------   -------   --------   --------
Income (loss) before extraordinary item...............    42,795     44,339    (73,045)    24,895     5,008     38,625     30,371
Extraordinary gain on repurchase of convertible notes
 (net of tax).........................................     3,494         --         --         --        --         33      3,494
                                                        --------   --------   --------   --------   -------   --------   --------
Net income (loss).....................................  $ 46,289   $ 44,339   $(73,045)  $ 24,895   $ 5,008   $ 38,658   $ 33,865
                                                        ========   ========   ========   ========   =======   ========   ========
Basic earnings (loss)per share:(1)
 Income (loss) before extraordinary item..............  $   1.14   $   1.21   $  (2.15)  $   0.78   $  0.18   $   0.98   $   0.82
 Extraordinary item (net of tax)......................      0.09         --         --         --        --         --       0.09
                                                        --------   --------   --------   --------   -------   --------   --------
 Net income (loss)....................................  $   1.24   $   1.21   $  (2.15)  $   0.78   $  0.18   $   0.98   $   0.91
                                                        ========   ========   ========   ========   =======   ========   ========
Diluted earnings (loss) per share:(1)
 Income (loss) before extraordinary item..............  $   1.11   $   1.15   $  (2.15)  $   0.74   $  0.16   $   0.91   $   0.79
 Extraordinary item (net of tax)......................      0.09         --         --         --        --         --       0.09
                                                        --------   --------   --------   --------   -------   --------   --------
 Net income (loss)....................................  $   1.19   $   1.15   $  (2.15)  $   0.74   $  0.16   $   0.91   $   0.88
                                                        ========   ========   ========   ========   =======   ========   ========
Shares:(1)
 Basic................................................    37,382     36,497     33,928     31,819    28,248     39,368     37,215
                                                        ========   ========   ========   ========   =======   ========   ========
 Diluted..............................................    40,754     41,683     33,928     35,000    31,433     43,224     40,769
                                                        ========   ========   ========   ========   =======   ========   ========
PRODUCT GROSS MARGIN DATA:
 Net product revenues.................................  $351,797   $337,012   $319,758   $123,190   $42,026   $291,922   $255,997
 Cost of product revenues.............................   160,839    151,333    144,985     59,253    19,574    130,947    116,768
                                                        --------   --------   --------   --------   -------   --------   --------
 Product gross margin.................................  $190,958   $185,679   $174,573   $ 63,937   $22,452   $160,975   $139,229
                                                        ========   ========   ========   ========   =======   ========   ========
 Product gross margin percentage......................      54.3%      55.1%      54.6%      51.9%     53.4%      55.1%      54.4%
                                                        ========   ========   ========   ========   =======   ========   ========
BALANCE SHEET DATA:
 Cash and short-term investments......................  $207,827   $166,350   $ 82,246   $144,089   $43,833   $277,373
 Working capital......................................   220,466    208,391    124,487    158,577    48,751    303,811
 Total assets.........................................   343,171    304,108    279,515    203,526    67,862    424,967
 Short-term debt and current portion of long-term
   obligations........................................       355        608     25,337      3,093     6,908        368
 Long-term obligations, net of current portion........    23,557     87,462     87,700     88,010     2,081     20,150
 Stockholders' equity.................................   243,375    175,415    118,572     87,535    53,488    327,560

---------------
(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the computation of net income (loss) per share.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW AND BASIS OF PRESENTATION

     While the legal structure of the transaction pursuant to which this information statement is being filed is an internal restructuring and spin-off of the semiconductor business and a merger of C-Cube Microsystems, which as restructured, will consist of the DiviCom business, into Harmonic, for accounting purposes the merger is being treated as a distribution of DiviCom's net investment and Semiconductor is being treated as the continuing accounting entity. This is primarily due to the fact that (i) the historical assets, revenue, profits and employees of C-Cube Semiconductor, Inc. have been greater than those of DiviCom, (ii) the corporate management of C-Cube Microsystems will remain employees of Semiconductor, and (iii) the C-Cube Microsystems stockholders will receive common stock representing approximately 44% ownership interest in Harmonic in the merger. Accordingly, the historical financial information required by the Form 10 is substantially identical to the historical financial information presented in C-Cube Microsystems' Forms 10-K and 10-Q and the Management's Discussion and Analysis as presented below is substantially identical to that in C-Cube Microsystems' Form 10-Q filed for the quarter ended September 30, 1999 and 10-K filed for the fiscal year ended December 31, 1998 which reflect the historical consolidated operations of Semiconductor and the DiviCom business.

     This report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E if the Securities Exchange of Act of 1934. The forward-looking statements involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements as a result of certain factors, including those set forth below, those described elsewhere in this report and those described in other reports filed pursuant to the Securities Exchange Act of 1934. Such forward-looking statements include, but are not limited to those statements marked with an (*) in this report.

QUARTER ENDED SEPTEMBER 30, 1999

     The following table sets forth certain operating data as a percentage of net revenues for the quarters ended September 30, 1999 and 1998:

                                                              QUARTER ENDED
                                                              SEPTEMBER 30,
                                                              --------------
                                                              1999     1998
                                                              -----    -----
Net revenues................................................  100.0%   100.0%
Costs and expenses:
  Cost of revenues..........................................   44.6     45.0
  Research and development..................................   20.8     21.9
  Selling, general and administrative.......................   17.2     17.6
                                                              -----    -----
          Total.............................................   82.6     84.5
                                                              -----    -----
Income from operations......................................   17.4     15.5
Other income, net...........................................    2.6      1.9
                                                              -----    -----
Income before income taxes, minority interest and
  extraordinary item........................................   20.0     17.4
Income tax expense..........................................    6.0      5.2
                                                              -----    -----
Income before minority interest and extraordinary item......   14.0     12.2
Minority interest in net income of subsidiary...............    0.1     (0.2)
                                                              -----    -----
Income before extraordinary item............................   13.8     12.4
Extraordinary gain (net of tax).............................     --      2.7
                                                              -----    -----
Net income..................................................   13.8%    15.1%
                                                              =====    =====

  Merger


     On October 27, 1999, C-Cube Microsystems entered into an Agreement and Plan of Merger and Reorganization with Harmonic Inc., a Delaware corporation ("Harmonic"), pursuant to which, subsequent to the sale or spin-off of C-Cube Microsystems' semiconductor business, C-Cube Microsystems has agreed to merge with and into Harmonic (the "Merger"). The Merger will be effected through the issuance of 0.5427 shares of Harmonic stock for each share of common stock of C-Cube Microsystems outstanding immediately prior to the consummation of the Merger. The merger is subject to the approval of the stockholders of each company, customary closing conditions, including applicable regulatory clearances, and the spin-off or sale of the semiconductor business. The closing is anticipated to take place during Q1 2000.* C-Cube Microsystems expects to incur additional costs during the fourth quarter of 1999 and the first quarter of 2000 for legal, accounting and other costs related to the Merger.* Readers are referred to C-Cube Microsystems' Form 8-K filed with the SEC on October 29, 1999 for more information.


  Net Revenues

     Net revenues in the third quarter of 1999 were $101.4 million, an increase of 17.6% over the $86.2 million reported in the corresponding quarter a year ago. This increase was led by growth in sales of DiviCom's encoder products, primarily attributable to existing customer upgrades to next generation products, contract wins in the cable and satellite markets, and higher selling prices on next generation products due to design improvements and feature and quality enhancements. The growth in revenues was also attributable to increased Semiconductor revenues, primarily from increased volumes of DVD decoder chips used in consumer applications and from increased volumes of codecs for nonlinear editing and video server applications. These increases were partially offset by decreases in revenues of VideoCD and Chaoji VCD decoder chips primarily due to declines in average selling prices.

     DiviCom revenues accounted for 48% of consolidated net revenues for the third quarter of 1999, compared to 44% for the third quarter of 1998. DiviCom integrates solutions for customers which involve its own and third party products, with the integrations usually occurring over a number of months. Difficulty in completing the stages of these integrations on the expected schedule can adversely affect the timing of revenue recognition.


     International revenues accounted for 58% of net revenues for the third quarter of 1999, compared to 56% for the third quarter of 1998. C-Cube Microsystems expects that international revenues will continue to represent a significant portion of net revenues.* C-Cube Microsystems' success will depend in part upon its ability to manage international marketing and sales operations. In addition, C-Cube Microsystems purchases a substantial portion of its manufacturing services from foreign suppliers. The earthquake in Taiwan during the third quarter of 1999 caused minimal chip damage at C-Cube Microsystems' manufacturing facilities, but resulted in temporary production delays at such facilities. As a result, chip production capacity during the fourth quarter of 1999 is anticipated to be constrained; however, C-Cube Microsystems is working with its existing partner, Taiwan Semiconductor Manufacturing Co., Ltd., with whom C-Cube Microsystems has a capacity agreement, to assure supply of product for the next several years.* In addition, C-Cube Microsystems has expanded its source of supplies by signing a production capacity agreement for a term of up to three years, with another foundry, United Microelectronics Corporation, during the fourth quarter of 1999.


     C-Cube Microsystems' international manufacturing and sales are subject to changes in foreign political and economic conditions and to other risks including currency or export/import controls, changes in tax laws, tariffs and freight rates and changes in the ownership and/or leadership of international customers that may result in delayed or canceled orders. For example, China continues to be a large market for VideoCD and Chaoji VCD players utilizing C-Cube Microsystems' decoder products. As a consequence, any political or economic instability in China could significantly reduce demand for those products. C-Cube Microsystems has made investments in chip manufacturing capacity in Taiwan and is subject to the risk of political instability in Taiwan, including but not limited to the potential for conflict between Taiwan and the People's Republic of China. C-Cube Microsystems sells products to customers in Korea and is subject to the risk of economic and political instability in Korea, including the potential for conflict between North and South Korea. In addition, C-Cube Microsystems sells certain of its products in international markets and buys certain products from its chip manufacturing facilities in currencies other than the U.S. dollar and, as a result, currency fluctuations could have a material adverse effect on C-Cube Microsystems' business and results of operations. C-Cube Microsystems mitigates this risk through the use of foreign currency hedges for transactions denominated in foreign currencies. However, with respect to international sales that are denominated in U.S. dollars, increases in the value of the U.S. dollar relative to foreign currencies can increase the effective price of and reduce demand for C-Cube Microsystems' products relative to competitive products priced in the local currency. The United States has considered trade sanctions against Japan and has had disputes with China relating to trade and human rights issues. If trade sanctions were imposed, Japan or China could enact trade sanctions in response. Because a number of the Company's current and prospective customers and suppliers are located in Japan and China, trade sanctions, if imposed, could have a material adverse effect on C-Cube Microsystems' business and results of operations. Similarly, protectionist trade legislation in either the United States or foreign countries could have a material adverse effect on C-Cube Microsystems' ability to manufacture or sell its products in foreign markets.

     The Asian markets accounted for approximately 43% of total sales in the third quarter of 1999 and are expected to continue to account for a substantial, though declining, percentage of sales in the future.* In the third quarter of 1999, most of C-Cube Microsystems' sales in Asia were of DVD, VideoCD and Chaoji decoder chips. There can be no assurance that C-Cube Microsystems will not experience reduced sales of its semiconductor products into Asia because of declining consumer spending or because of its customers' increasing difficulty in obtaining letters of credit, which C-Cube Microsystems generally requires prior to shipment into that region.

  Gross Margin

     C-Cube Microsystems' gross margin for the third quarter of 1999 was 55.4% compared to a gross margin of 55.0% for the same period in the prior year. This moderate improvement was primarily due to a reduction in product transition costs and a moderate improvement in DiviCom product margins over the third quarter of 1998. While the selling prices for semiconductor products have generally declined from the prior year quarter, C-Cube Microsystems was able to offset the related impact on gross margin by realizing operating efficiencies, including reduced material costs, refinement of its semiconductor fabrication process and the reduction of outside manufacturing costs.

     DiviCom's business involves transactions which can vary substantially in the portions of DiviCom manufactured products, third party products and services included. These variations can cause substantial differences in gross margin from one contract to another. DiviCom has a number of competitors which are divisions of larger corporations. Such corporations may decide from time-to-time to aggressively lower prices of products that compete with DiviCom in order to sell related products or achieve strategic goals. Such "strategic pricing" by competitors can place strong pricing pressure on DiviCom products in certain transactions, resulting in lower selling prices and gross margins for those transactions.

     The markets into which C-Cube Microsystems sells its semiconductor products are subject to extreme price competition. Thus, C-Cube Microsystems expects to continue to experience declines in the selling prices of its semiconductor products over the life cycle of each product.* In particular, C-Cube Microsystems expects to continue to experience significant price competition in the markets for decoder chips.* In order to offset or partially offset declines in the selling prices of its products, C-Cube Microsystems must continue to reduce the costs of products through product design changes, manufacturing process changes, volume discounts, yield improvements and other savings negotiated with its manufacturing subcontractors. Since C-Cube Microsystems does not believe that it can continually achieve cost reductions which fully offset the price declines of its products, it expects gross margin percentages to decline for existing products over their life cycles.*

     C-Cube Microsystems does not operate its own manufacturing facilities and must make volume commitments to subcontractors at prices that remain fixed over certain periods of time. Therefore, it may not be able to reduce its costs as rapidly as its competitors who perform their own manufacturing. Failure of C-Cube Microsystems to design and introduce in a timely manner lower cost versions of existing products or higher gross margin new products, or to successfully manage its manufacturing subcontractor relationships, would have a material adverse effect on C-Cube Microsystems' gross margins. C-Cube Microsystems anticipates production capacity at its chip manufacturing facilities to be constrained during the fourth quarter of 1999 and the first quarter of 2000 due to production delays caused by the earthquake in Taiwan, which occurred during the third quarter of 1999, and due to higher projected industry demand for semiconductor products causing a reduction of available capacity.* As a result, product costs may increase at a rate faster than C-Cube Microsystems can offset those increases with other cost-saving measures, which could adversely affect gross margins for semiconductor products during those periods.*

  Research and Development Expenses

     In the third quarter of 1999, research and development expenses were $21.1 million, or 20.8% of net revenues, compared with $18.9 million, or 21.9% of net revenues in the third quarter of 1998. The increase in research and development expenses primarily represents additional employee-related costs associated with increases in product engineering staff, reflecting C-Cube Microsystems' continuing efforts to provide industry leading digital video solutions at the chip and systems levels.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased to $17.5 million, or 17.2% of net revenues, in the third quarter of 1999, compared to $15.2 million, or 17.6% of net revenues, for the same quarter last year. The increase was primarily due to increased headcount and related expenses, as C-Cube Microsystems continues to increase its international coverage in sales and marketing. The increase was also due to higher sales commission expense resulting from the growth in revenues over the third quarter of 1998.

  Other Income (Expense)

     Other income, net of other expense, increased to $2.7 million for the third quarter of 1999, compared to $1.6 million for the third quarter of 1998. The increase over the prior year quarter is primarily due to higher interest income earned on higher average cash and investment balances and lower interest expense on lower average outstanding debt balances.

  Income Tax Expense

     C-Cube Microsystems' effective tax rate for the third quarters of 1999 and 1998 was 30%. C-Cube Microsystems' effective tax rate is less than the combined federal and state statutory rate primarily due to tax credits and lower foreign tax rates.

  Extraordinary Item

     During the third quarter of 1999, C-Cube Microsystems did not repurchase any of the outstanding balance of its 5 7/8% Convertible Subordinated Notes (the "Notes") due 2005. During the third quarter of 1998, C-Cube Microsystems repurchased $42.8 million of the face value of the Notes at 88.4% of principal amount, with related accrued interest to the date of repurchase, and recognized an extraordinary gain of $2.4 million, or $0.06 per diluted share, net of related income taxes of $1.6 million.

NINE MONTHS ENDED SEPTEMBER 30, 1999

     The following table sets forth certain operating data as a percentage of net revenues for the nine months ended September 30, 1999 and 1998:

                                                               NINE MONTHS
                                                                  ENDED
                                                              SEPTEMBER 30,
                                                              --------------
                                                              1999     1998
                                                              -----    -----
Net revenues................................................  100.0%   100.0%
                                                              -----    -----
Costs and expenses:
  Cost of revenues..........................................   44.9     45.6
  Research and development..................................   21.1     21.5
  Selling, general and administrative.......................   17.4     17.1
                                                              -----    -----
          Total.............................................   83.3     84.2
                                                              -----    -----
Income from operations......................................   16.7     15.8
Other income, net...........................................    2.4      1.0
                                                              -----    -----
Income before income taxes, minority interest and
  extraordinary item........................................   19.1     16.8
Income tax expense..........................................    5.7      5.0
                                                              -----    -----
Income before minority interest and extraordinary item......   13.4     11.7
Minority interest in net income (loss) of Subsidiary........    0.1     (0.1)
                                                              -----    -----
Income before extraordinary item............................   13.2     11.9
Extraordinary gain (net of tax).............................     --      1.4
                                                              -----    -----
Net income..................................................   13.2%    13.2%
                                                              =====    =====

  Production Capacity Rights

     In the second quarter of 1996, C-Cube Microsystems expanded and formalized its relationship with Taiwan Semiconductor Manufacturing Co., Ltd. to provide additional chip production capacity in the years 1996 to 2001. The agreement with Taiwan Semiconductor Manufacturing Co., Ltd. provided that Taiwan Semiconductor Manufacturing Co., Ltd. would produce and ship chips to C-Cube Microsystems at specified prices and required C-Cube Microsystems to make two advance payments totaling $49 million. An advance payment of $24.5 million was made in June 1996. In May 1997, C-Cube Microsystems amended its agreement with Taiwan Semiconductor Manufacturing Co., Ltd. which resulted in a reduction of C-Cube Microsystems' future chip purchase commitments and the forgiveness of the second advance payment of $24.5 million. In January 1999, Taiwan Semiconductor Manufacturing Co., Ltd. refunded $11.8 million of the advance payment to C-Cube Microsystems. Taiwan Semiconductor Manufacturing Co., Ltd. will apply the remaining prepayment against a portion of the chip cost as product is delivered to C-Cube Microsystems. Accordingly, the prepaid amount, which has been allocated between current and long-term assets, will be amortized to inventory as chips are received.

  Net Revenues

     Net revenues for the nine months ended September 30, 1999 were $291.9 million, a 14.0% increase from $256.0 million in revenues during the nine month period ending September 30, 1998. This increase was led by growth in sales of DiviCom's encoder products, primarily attributable to existing customer upgrades to next generation products, contract wins in the cable and satellite markets, and higher selling prices on next generation products, due to design improvements and feature and quality enhancements. Semiconductor revenues were slightly higher than in the first nine months of 1998; however, the revenue product mix changed significantly. Revenues from DVD decoder chips used in consumer applications increased due to higher volume shipments, despite price reductions resulting from increasing competition. Revenues from encoder and codec chipsets for broadcast, non-linear editing and video server applications increased due to higher volume shipments. These increases were largely offset by a reduction in revenues from VideoCD decoder chips due to reduced shipments and increased price competition.

  Gross Margin

     C-Cube Microsystems' gross margin percentage increased to 55.1% in the nine months ended September 30, 1999 from 54.4% in the nine month period in the prior year. This increase was primarily the result of changes in product mix, as sales of products with higher gross margins, including DiviCom encoders, DVD decoders and digital set-top boxes, contributed more to revenues in the first nine months of 1999 than the first nine months of 1998. While the selling prices for semiconductor products have generally declined from the prior year, C-Cube Microsystems was able to offset the related impact on gross margin by realizing operating efficiencies, including reduced material costs, refinement of its semiconductor fabrication process and the reduction of outside manufacturing costs.

  Research and Development Expenses

     In the first nine months of 1999, research and development expenses were $61.7 million or 21.1% of net revenues, as compared to $55.1 million, or 21.5% of net revenues, for the same period in the prior year. The increase in research and development expenses primarily represents additional employee-related costs associated with increases in product engineering staff, reflecting C-Cube Microsystems' continuing efforts to provide digital video solutions at the chip and systems levels.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased to $50.7 million, or 17.4% of net revenues in the first nine months of 1999, as compared to $43.8 million, or 17.1% of net revenues for the same period in the prior year. The increase was primarily due to increased headcount and related expenses, and also due to higher sales commission expense resulting from the growth in revenues over the first nine months of 1998.

  Other Income (Expense)

     Other income, net of other expense, was $7.1 million for the first nine months of 1999, an increase from $2.5 million reported for the nine months ended September 30, 1998. The increase is primarily due to higher interest income earned on higher average cash and investment balances and lower interest expense on lower average outstanding debt balances during the first nine months of 1999 compared to the same period last year.

  Income Tax Expense

     C-Cube Microsystems' effective tax rate for the nine months ended September 30, 1999 and 1998 was 30%. C-Cube Microsystems' effective tax rate is less than the combined federal and state statutory rate primarily due to tax credits and lower foreign tax rates.

  Extraordinary Item

     During the nine months ended September 30, 1999, C-Cube Microsystems repurchased $3.4 million of the face value of C-Cube Microsystems' 5 7/8% Convertible Subordinated Notes due 2005 at 95.5% of the principal amount, with related accrued interest to the date of repurchase, and recognized an extraordinary gain of approximately $33,000 (zero effect per diluted share), net of related income taxes of approximately $23,000. During the nine months ended September 30, 1998, C-Cube Microsystems repurchased $63.5 million of the face value of the notes at 88.4% of the principal amount, with related accrued interest to the date of repurchase, and recognized an extraordinary gain of $3.5 million, or $0.09 per diluted share, net of related taxes of $2.4 million.

FACTORS THAT MAY AFFECT FUTURE RESULTS

     On October 27, 1999, C-Cube Microsystems entered into an Agreement and Plan of Merger and Reorganization with Harmonic Inc., a Delaware corporation ("Harmonic"), pursuant to which, subsequent to the sale or spin-off of C-Cube Microsystems' semiconductor business, C-Cube Microsystems has agreed to merge with and into Harmonic (the "Merger"). The consummation of the Merger and the sale or spin-off of the semiconductor business may have a material effect on C-Cube Microsystems' financial statements taken as a whole, as the execution of these transactions may contribute to C-Cube Microsystems' results differing from the investment community's expectation in a given quarter. These activities may result in the cancellation of orders and additional charges to earnings. The success of the merger between C-Cube Microsystems and Harmonic may require, among other things, integration or coordination with a different company culture, management team organization and business infrastructure. It may also require the development, manufacture and marketing of C-Cube Microsystems' product offerings with Harmonic's products in a way that enhances the performance of the combined business or product line. Successful integration of the companies depends on a variety of factors, including the hiring and retention of key employees, management of geographically separate facilities, and the integration or coordination of different research and development and product manufacturing facilities. The success of the semiconductor business may depend on a variety of factors, including the hiring and retention of key employees and management team and business infrastructure reorganization. All of these efforts require varying levels of management resources, which may temporarily adversely impact business operations.

     C-Cube Microsystems' quarterly and annual operating results have been, and will continue to be, affected by a wide variety of factors that could have a material adverse effect on revenues and profitability during any particular period, including the timing of revenue recognized under its systems contracts and the level of orders which are received and can be shipped in a quarter, the rescheduling or cancellation of orders by its customers, competitive pressures on selling prices, changes in product or customer mix, availability and cost of chip manufacturing capacity and raw materials, fluctuations in yield, loss of any strategic relationships, C-Cube Microsystems' ability to introduce new products and technologies on a timely basis, unanticipated problems in the performance of C-Cube Microsystems' next generation or cost-reduced products, the ability to successfully introduce products in accordance with original equipment manufacturer design requirements and design cycles, new product introductions by C-Cube Microsystems' competitors, market acceptance of products of both C-Cube Microsystems and its customers, compatibility of new products with emerging digital video standards, purchase commitments for customized components procured in advance of anticipated systems contracts, supply constraints for other components incorporated into its customers' products, credit risk for international customers not using letters of credit, fluctuations in foreign currency exchange rates to the U.S. dollar, the level of expenditures in manufacturing, research and development, and sales, general and administrative functions, and a recent trend of mergers and acquisitions creating larger competitors which may have established market share or greater financial or technical resources than C-Cube Microsystems.*

     In the second half of 2000, Semiconductor expects to derive significant revenue from its next generation DVD decoder products.* There can be no assurance that these products will be successfully developed or will achieve market acceptance. The failure of any of these products to be successfully introduced and achieve market acceptance could have a material adverse effect on Semiconductor's business and results of operations.

     In addition, C-Cube Microsystems' operating results are subject to fluctuations in the markets for its customers' products, particularly the consumer electronics and personal computer markets, which have been extremely volatile in the past, and the digital satellite broadcast, cable and wireless cable markets, which are in an early stage, creating uncertainty with respect to product volume and timing. To the extent C-Cube Microsystems is unable to fulfill its customers' purchase orders on a timely basis, these orders may be canceled due to changes in demand in the markets for its customers' products. Historically, C-Cube Microsystems has shipped a substantial portion of its product in the last month of a given quarter. A significant portion of C-Cube Microsystems' expenses are fixed in the short term, and the timing of increases in expenses is based in large part on C-Cube Microsystems' forecast of future revenues. As a result, if revenues do not meet C-Cube Microsystems' expectations, it may be unable to quickly adjust expenses to levels appropriate to actual revenues, which could have a material adverse effect on C-Cube Microsystems' business and results of operations.

     C-Cube Microsystems' dependence on the Asian consumer electronics market has started to decline, and C-Cube Microsystems believes it will either remain stable or continue to decline in the future, as growth in the encoder, digital satellite broadcast, non-linear editing, digital cable and wireless cable markets generate larger contributions to revenues.* Nevertheless, the substantial seasonality of sales in the consumer electronics market could impact C-Cube Microsystems' revenues and net income. In particular, C-Cube Microsystems believes that there may be seasonality in the Asia-Pacific region related to the Chinese New Year, which falls within the first calendar quarter, which could result in relatively lower product demand during the second and third quarters of each year.* If in the future the geographic mix of C-Cube Microsystems' sales shifts towards the U.S. and Europe, C-Cube Microsystems would anticipate higher revenues and net income in the third and fourth calendar quarters as system manufacturers in these regions make purchases in preparation for the holiday season, and comparatively less revenues and net income in the first and second calendar quarters.*

     As a result of the foregoing, C-Cube Microsystems' operating results and stock price may be subject to significant volatility, particularly on a quarterly basis. Any shortfall in net revenues or net income from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of C-Cube Microsystems' common stock.

     The market price of C-Cube Microsystems' common stock has fluctuated significantly since its initial public offering in April 1994. The market price of the common stock could be subject to significant fluctuations in the future based on factors such as announcements of new products by C-Cube Microsystems or its competitors, quarterly fluctuations in C-Cube Microsystems' financial results, quarterly fluctuations in other semiconductor or digital video networking companies' financial results, changes in analysts' estimates of C-Cube Microsystems' financial performance, general conditions in the semiconductor and digital video networking industries, conditions in the financial markets and general conditions in the global economy which might adversely affect consumer purchasing. In addition, the stock market in general has experienced extreme price and volume fluctuations, which have particularly affected the market prices for many high technology companies and which have often been unrelated to the operating performance of the specific companies. The market price of C-Cube Microsystems' common stock has declined substantially from its historic highs, and may continue to experience significant fluctuations in the future.

  Year 2000

     The Company completed its Year 2000 project as scheduled, including addressing leap year calendar date calculation concerns. As a result of these efforts, to date the Company has experienced no significant problems with either its own technology or that of its infrastructure providers. The Company continues to monitor its products, business systems, infrastructure, and manufacturing systems to ensure that latent defects do not manifest themselves over the next few months. In addition, the Company continues to monitor the impact of the Year 2000 on those suppliers and other third parties on whom the Company is dependent for key raw materials, components, products, or services. Contingency plans to manage all identified areas of perceived risk will remain in place throughout 2000. Based upon information currently available, the Company believes that its most reasonably likely worst case Year 2000 scenario would relate to a temporary disruption in the supply of key raw materials, components, products, or services resulting from problems with the systems and services of third parties, rather than with its internal systems or products. The costs incurred to date by the Company in connection with its Year 2000 project have not and are not expected to exceed $500,000.

LIQUIDITY AND CAPITAL RESOURCES

     Cash, cash equivalents and short-term investments were $277.4 million at September 30, 1999 compared to $207.8 million at the end of 1998. Working capital increased to $303.8 million at September 30, 1999 from $220.5 million at December 31, 1998.

     C-Cube Microsystems' operating activities generated cash of $50.5 million in the nine months ended September 30, 1999, primarily from net income and a refund of $11.8 million prepaid production capacity rights, partially offset by a $23.8 million increase in accounts receivable. Receivable days outstanding increased from 35 days at December 31, 1998 to 54 days at September 30, 1999 primarily due to DiviCom's growing contribution to consolidated revenues, as a substantial portion of DiviCom's revenues are generated under long-term contracts which generally have longer payment terms than the semiconductor business. During the fourth quarter of 1999, the Company signed a production capacity agreement with United Microelectronics Corporation for which C-Cube Microsystems paid a $20 million refundable deposit to United Microelectronics Corporation during the first quarter of 2000.

     C-Cube Microsystems' investing activities, exclusive of sales and maturities of $188.6 million and purchases of $248.0 million of short-term investments, used cash of $19.8 million, primarily for $17.1 million capital expenditures.

     Cash provided by financing activities was $37.3 million, primarily from proceeds of $40.6 million from sales of stock pursuant to employee stock plans, partially offset by $3.3 million used to repurchase a portion of C-Cube Microsystems' Convertible Subordinated Notes.

     At September 30, 1999, C-Cube Microsystems had an available bank line of credit of $30.0 million which expires in May 2001. Borrowings bear interest at LIBOR plus 1.25% or the bank's prime rate (8.25% at September 30, 1999). The line of credit agreement requires that C-Cube Microsystems, among other things, maintain a minimum tangible net worth, a minimum annual net income (no quarterly loss exceeding $3 million) and certain financial ratios. In addition, this agreement prohibits the payment of cash dividends. At September 30, 1999, C-Cube Microsystems was in compliance with these covenants, and there were no outstanding balances under this line.

     Based on current plans and business conditions, C-Cube Microsystems expects that its cash, cash equivalents and short-term investments together with any amounts generated from operations and available borrowings, will be sufficient to meet C-Cube Microsystems' cash requirements for at least the next 12 months.* However, there can be no assurance that C-Cube Microsystems will not be required to seek other financing sooner or that such financing, if required, will be available on terms satisfactory to C-Cube Microsystems, or at all. In addition, C-Cube Microsystems has considered and will continue to consider various possible transactions with foundries to secure additional foundry capacity, which could include, without limitation, equity investments, prepayments, non-refundable deposits or loans in exchange for guaranteed capacity, "take or pay" contracts that commit C-Cube Microsystems to purchase specified quantities of chips over extended periods, joint ventures or other partnership relationships.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Readers are referenced to "Part II, Item 7A. Quantitative and Qualitative Disclosures about Market Risk", in the Company's most recent Annual Report on Form 10-K, filed with the SEC on March 23, 1999, as there have been no material changes since that filing.

YEAR ENDED DECEMBER 31, 1998

     The following table sets forth certain operating data for C-Cube Microsystems as a percentage of net revenues for the years ended December 31, 1998, 1997 and 1996:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               1998      1997      1996
                                                              ------    ------    ------
Net revenues................................................  100.0%    100.0%    100.0%
                                                              -----     -----     -----
Costs and expenses:
  Cost of product revenues..................................   45.7      44.9      45.3
  Research and development..................................   21.0      19.1      13.8
  Selling, general and administrative.......................   17.2      15.6      12.2
  Purchased in-process technology...........................     --        --      41.1
                                                              -----     -----     -----
          Total.............................................   84.0      79.6     112.4
                                                              -----     -----     -----
Income (loss) from operations...............................   16.0      20.4     (12.4)
Interest income (expense), net..............................    1.2      (0.5)       --
                                                              -----     -----     -----
Income (loss) before income taxes, minority interest and
  extraordinary item........................................   17.2      19.9     (12.4)
Income tax expense..........................................    5.2       6.8      10.3
                                                              -----     -----     -----
Income (loss) before minority interest and extraordinary
  item......................................................   12.1      13.1     (22.7)
Minority interest in net income (loss) of subsidiary........   (0.1)     (0.1)      0.1
                                                              -----     -----     -----
Income (loss) before extraordinary item.....................   12.2      13.2     (22.8)
Extraordinary gain on repurchase of convertible notes (net
  of tax)...................................................    1.0        --        --
                                                              -----     -----     -----
Net income (loss)...........................................   13.2%     13.2%    (22.8)%
                                                              =====     =====     =====

  Acquisitions

     On August 28, 1996, C-Cube Microsystems acquired DiviCom Inc., a digital video networking company. C-Cube Microsystems paid $65.7 million in cash, issued
2.3 million shares of its common stock, assumed options exercisable for 264,000 shares of its common stock and incurred $1.35 million in other costs in exchange for the outstanding shares of DiviCom stock that C-Cube Microsystems did not already own. C-Cube Microsystems assumed net liabilities of $1.9 million, purchased technology of $14.2 million, which will be amortized over five years, and wrote off $131.3 million of in-process technology.

     C-Cube Microsystems incurred acquisition-related charges of $133 million in the third quarter of 1996, which included the in-process technology write-off and bonuses paid to DiviCom employees.

     The acquisition of DiviCom was accounted for as a purchase and therefore DiviCom's financial results from the date of acquisition, August 28, 1996, are included in C-Cube Microsystems' consolidated financial results.

  Net Revenues

     Net revenues increased 4.0% to $351.8 million in 1998 compared to $337.0 million in 1997. Revenue from C-Cube Microsystems' family of encoder products increased due to growth in sales of communications products, which was led by DiviCom and increased sales of C-Cube Microsystems' DVxpress and DVxpert families of codecs. Revenue from MPEG-2 decoder chips used primarily in digital set-top boxes and in DVD-ROMs on PCs increased from 1997 due to customers' adoption of C-Cube Microsystems' AViA and ZiVA families of decoder chips and the wider acceptance of the DVD format. C-Cube Microsystems also had sales from the introduction of its Chaoji VCD decoder. These increases were partially offset by a decrease in revenues from MPEG-1 decoder chips used in VideoCD players sold primarily in China, due to price reductions made in response to competitive pricing pressures, partially offset by an increase in unit volumes.

     In 1997, net revenues increased 5% to $337.0 million compared to $319.8 million in 1996. Revenue from C-Cube Microsystems' family of encoder products increased primarily due to sales of encoder systems developed by DiviCom, which was acquired in the third quarter of 1996. See "Acquisitions." C-Cube Microsystems also began volume shipments of its MPEG-2 DVD decoder chips used primarily in DVD-ROMs on PCs. Revenue from MPEG-1 decoder chips used in VideoCD players which are sold primarily in China, decreased from the prior year due to price reductions made in response to competition. The decreased prices for these products were partially offset by an increase in unit volumes.

     The sales returns allowance at December 31, 1998 was $13.1 million, up from $6.7 million at December 31, 1997. During 1998, additions to the sales returns allowance were $12.6 million and deductions were $6.2 million. The deductions to the allowance were primarily due to price protection credits given to distributors and other pricing adjustments. The allowance at December 31, 1998 is to cover price protection, pricing adjustments and stock rotation credits to distributors.

     The sales returns allowance at December 31, 1997 was $6.7 million, down from $11.5 million at December 31, 1996. During 1997, additions to the sales returns allowance were $3.3 million and deductions were $8.1 million. The deductions to the allowance were primarily due to price protection credits given to distributors in the first quarter of 1997 as C-Cube Microsystems significantly reduced the selling prices of its MPEG-1 decoder chips in response to competitive pressures.

     During 1998, no individual customer accounted for 10% or more of net revenues. Sales to Sinorex, a distributor, accounted for 20% and 12% of C-Cube Microsystems' net revenues during 1997 and 1996, respectively.

     International revenues accounted for 62%, 65% and 67% of net revenues in 1998, 1997 and 1996, respectively. International revenues were a significant portion of total revenues primarily due to volume shipments of the CL480, CL680 and CL8800 families of products in Asia for VideoCD and Chaoji VCD players in the consumer market. C-Cube Microsystems sells products and supports customers internationally through subsidiaries in Hong Kong and Japan. C-Cube Microsystems expects that international revenues will continue to represent a significant portion of net revenues. C-Cube Microsystems' international sales and manufacturing are subject to changes in foreign political and economic conditions and to other risks, including fluctuations in foreign exchange rates, export/import controls and changes in tax laws, tariffs and freight rates. See "Item 1. Business -- International Business Activities."

  Gross Margin

     C-Cube Microsystems' gross margin percentage decreased to 54.3% in 1998 from 55.1% in 1997. This decrease is due primarily to higher product transition costs and lower average selling prices partially offset by reduced product material costs and a shift in product mix to higher margin encoder products. C-Cube Microsystems has been able to reduce product material costs through the negotiation of lower foundry chip prices, the adoption of finer geometry fabrication processes and the redesign of products to reduce die size. C-Cube Microsystems' gross margin percentage increased to 55.1% in 1997 from 54.6% in 1996. This improvement is due primarily to lower product transition costs, reduced product costs and a shift in product mix to higher margin encoder products.

     The markets into which C-Cube Microsystems sells its products are subject to extreme price competition. Thus, C-Cube Microsystems expects to continue to experience declines in the selling prices of its products over the life cycle of each product. In particular, C-Cube Microsystems expects to continue to experience significant price competition in the markets for decoder chips. In order to offset or partially offset declines in the selling prices of its products, C-Cube Microsystems must continue to reduce the costs of products through product design changes, manufacturing process changes, volume discounts, yield improvements and other savings negotiated with its manufacturing subcontractors. Since C-Cube Microsystems does not believe that it can continually achieve cost reductions which fully offset the price declines of its products, it expects gross margin percentages to decline for existing products over their life cycles.

     C-Cube Microsystems does not operate its own manufacturing facilities and must make volume commitments to subcontractors at prices that remain fixed over certain periods of time. Therefore, C-Cube Microsystems may not be able to reduce its costs as rapidly as its competitors who perform their own manufacturing. Failure of C-Cube Microsystems to design and introduce, in a timely manner, lower cost versions of existing products or new products with higher gross margins, or to successfully manage its manufacturing subcontractor relationships, would have a material adverse effect on C-Cube Microsystems' gross margins.

  Research and Development Expenses

     In 1998, research and development expenses were $74.0 million or 21.0% of net revenues, compared to $64.2 million or 19.1% of net revenues in 1997. The increase in research and development expenses from the prior year is primarily related to an increase in employee-related costs associated with increases in product engineering staff, partially offset by decreases in start-up and non-recurring engineering costs. In 1997, research and development expenses were $64.2 million or 19.1% of net revenues, compared to $44.2 million or 13.8% of net revenues in 1996. The increase in absolute research and development expenses from the prior year primarily represents the inclusion of DiviCom's operations for a full year in 1997, compared to the 1996 period subsequent to the August 28, 1996 date of acquisition. The increase over 1996 was also due to additional employee-related costs associated with increased staffing, reflecting C-Cube Microsystems' continuing efforts to provide industry leading digital video solutions at the chip and systems levels. C-Cube Microsystems anticipates that absolute levels of research and development expenses will continue to increase in future periods.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased to $60.5 million or 17.2% of net revenues in 1998 compared to $52.7 million or 15.6% of net revenues for 1997. The increase in absolute dollars was primarily due to increased travel, staffing and related expenses partially offset by decreased commissions to distributors. Selling, general and administrative expenses increased to $52.7 million or 15.6% of net revenues in 1997 compared to $39.0 million or 12.2% of net revenues for 1996. The increase in spending was primarily due to the inclusion of DiviCom's operations for a full year in 1997, compared to the 1996 period subsequent to the August 28, 1996 date of acquisition. The increase over 1996 was also due to increased headcount and related expenses, increased travel costs and higher advertising costs. C-Cube Microsystems expects that absolute levels of selling, general and administrative expenses will continue to increase in future periods.

  Other Income (Expense)

     Interest income and other increased to $8.5 million in 1998 compared to $4.3 million in 1997 primarily due to higher average balances of cash and investments in 1998 compared to 1997. Interest income and other decreased to $4.3 million in 1997 compared to $5.9 million in 1996 primarily due to lower average balances in cash and investments in 1997 compared to 1996. Interest expense and other decreased to $4.3 million in 1998 compared to $6.0 million in 1997 primarily due to lower average outstanding debt balances due to the repurchase of a significant portion of C-Cube Microsystems' convertible subordinated notes. Interest expense and other remained consistent at $6.0 million in 1997 and 1996 and consisted primarily of interest paid on the $86.3 million principal of convertible subordinated notes issued in the fourth quarter of 1995.

  Income Tax Expense

     C-Cube Microsystems provided $18.2 million for income taxes in 1998 on income before taxes, minority interest and extraordinary items of $60.7 million, for an effective tax rate of 30%. In 1997, C-Cube Microsystems provided $22.9 million on income before taxes and minority interest of $67.0 million, for an effective tax rate of 34%. In 1996, C-Cube Microsystems provided $32.9 million on a loss before income taxes and minority interest of $39.8 million, as the write-off of purchased in-process technology in 1996 was not tax deductible. The effective tax rate in 1996 was 36% excluding the 1996 purchased in-process technology charge. The effective tax rates for 1998, 1997 and 1996 are less than the combined federal and state statutory rate primarily due to tax credits and lower foreign taxes.

  Extraordinary Item

     During 1998, C-Cube Microsystems repurchased $63.5 million of the face value of C-Cube Microsystems' 5.875% subordinated convertible notes due in 2005 at 88.4% of the principal amount, with accrued interest to the date of repurchase. Upon repurchase of the notes, C-Cube Microsystems recognized extraordinary gains of $3.5 million, or $0.09 per diluted share, net of related income taxes of $2.4 million.

FACTORS THAT MAY AFFECT FUTURE RESULTS

     C-Cube Microsystems' quarterly and annual operating results have been, and will continue to be, affected by a wide variety of factors that could have a material adverse effect on revenues and profitability during any particular period, including the level of orders which are received and can be shipped in a quarter, the rescheduling or cancellation of orders by its customers, competitive pressures on selling prices, changes in product or customer mix, availability and cost of foundry capacity and raw materials, fluctuations in yield, loss of any strategic relationships, C-Cube Microsystems' ability to introduce new products and technologies on a timely basis, unanticipated problems in the performance of C-Cube Microsystems' next generation or cost-reduced products, the ability to successfully introduce products in accordance with original equipment manufacturer design requirements and design cycles, new product introductions by C-Cube Microsystems' competitors, market acceptance of products of both C-Cube Microsystems and its customers, supply constraints for other components incorporated into its customers' products, fluctuations in the Japanese yen and Great Britain pound to U.S. dollar exchange rates, and the level of expenditures in manufacturing, research and development and sales, general and administrative functions.

     In addition, C-Cube Microsystems' operating results are subject to fluctuations in the markets for its customers' products, particularly the consumer electronics market, which has been extremely volatile in the past, and the satellite broadcast and wireless cable markets, which are in an early stage, creating uncertainty with respect to product volume and timing. C-Cube Microsystems has devoted a substantial portion of its research and development efforts in recent quarters to develop chips used in DVD systems. C-Cube Microsystems' DVD products are subject to the new product risks described in the preceding paragraph, including in particular C-Cube Microsystems' ability to timely introduce these products and the market's acceptance of them, which could have a materially adverse affect on its operating results. Furthermore, to the extent C-Cube Microsystems is unable to fulfill its customers' purchase orders on a timely basis, these orders may be canceled due to changes in demand in the markets for its customers' products. Historically, C-Cube Microsystems has generally shipped a substantial portion of its product in the last month of a given quarter. A significant portion of C-Cube Microsystems' expenses are fixed in the short term, and the timing of increases in expenses is based in large part on C-Cube Microsystems' forecast of future revenues. As a result, if revenues do not meet C-Cube Microsystems' expectations, it may be unable to quickly adjust expenses to levels appropriate to actual revenues, which could have a material adverse effect on C-Cube Microsystems' business and results of operations.

     Due to C-Cube Microsystems' dependence on the consumer electronics market, the substantial seasonality of sales in that market could impact C-Cube Microsystems' revenues and net income. In particular, C-Cube Microsystems believes that there may be seasonality in the Asia-Pacific region related to the Chinese New Year, which falls within the first calendar quarter, which could result in relatively lower product demand from mid-first quarter until mid-third quarter. If the future geographic mix of C-Cube Microsystems' sales shifts towards the U.S. and Europe, C-Cube Microsystems would anticipate higher revenues and net income in the third and fourth calendar quarters as system manufacturers in these areas make purchases in preparation for the holiday season, and comparatively less revenues and net income in the first and second calendar quarters.

     The economic crisis in Asia has been characterized by increases in idle production capacity, real estate vacancies, unemployment and bank failures, and has resulted in currency devaluation, falling consumer spending and domestic price deflation. Any of these factors could significantly reduce the demand for the end user goods in which C-Cube Microsystems' products are used.

     As a result of the foregoing, C-Cube Microsystems' operating results and stock price may be subject to significant volatility, particularly on a quarterly basis. Any shortfall in net revenues or net income from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of C-Cube Microsystems' common stock. See "Concentration of Credit Risk" and "Product and Geographic Risks" in Note 1 of Notes to Consolidated Financial Statements.

     The market price of C-Cube Microsystems' common stock has fluctuated significantly since the initial public offering in April 1994. The market price of the common stock could be subject to significant fluctuations in the future based on factors such as announcements of new products by C-Cube Microsystems or its competitors, quarterly fluctuations in C-Cube Microsystems' financial results or other semiconductor companies' financial results, changes in analysts' estimates of C-Cube Microsystems' financial performance, general conditions in the semiconductor and digital video networking industries, conditions in the financial markets and general conditions in the global economy which might adversely affect consumer purchasing. In addition, the stock market in general has experienced extreme price and volume fluctuations, which have particularly affected the market prices for many high technology companies and which have often been unrelated to the operating performance of the specific companies. The market price of C-Cube Microsystems' common stock has declined substantially from historic highs, and may continue to experience significant fluctuations in the future.

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

     The historical financial statements have not been restated to give retroactive effect to the sale of the DivCom business because that transaction is subject to stockholder approval and therefore does not meet the measurement date criteria for discontinued operations. The unaudited pro forma financial statements have been prepared to give effect to the sale of the DivCom business as if the transaction had taken place on January 1, 1996.

     The following unaudited pro forma financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations of future periods or the results that actually would have been realized had the Semiconductor business been a separate company during the specified periods. The pro forma financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the historical consolidated financial statements of C-Cube Microsystems, including the notes thereto, included herein.

     The following pro forma financial statements give effect to the proposed spin-off of the DiviCom business. The financial statements of the Semiconductor business exclude the results of operations and financial position of the DiviCom business, which will be spun-off. The pro forma adjustments are preliminary and based on management's estimates. In addition, management is in the process of assessing and formulating its business plans. Management does not know the exact amount of the restructuring costs but does not believe that they will be material. Based on the timing of the closing of the transaction, the finalization of the integration plans and other factors, final pro forma adjustments may differ materially from those presented in these pro forma financial statements.


     Two balance sheets have been presented to give effect to a range of possible results. Presentation (A) shows the estimated effect assuming a $975 million valuation of the Semiconductor business. Presentation (B) shows the estimated effect assuming a $1.1 billion valuation of the Semiconductor business. The Company estimates that each additional $100 million in valuation will reduce cash and retained earnings by approximately $40 million. The Company has debt financing available should the valuation of the Semiconductor business exceed $1.1 billion.



     The pro forma balance sheets assume that the spin-off took place on September 30, 1999. The pro forma statement of operations assumes the spin-off took place as of January 1, 1996.

                                PRESENTATION (A)

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1999


                                                   C-CUBE                                     SEMICONDUCTOR
                                             MICROSYSTEMS, INC.     PRO FORMA                   PRO FORMA
                                                 HISTORICAL        ADJUSTMENTS                 AS ADJUSTED
                                             ------------------    -----------                -------------
                                                  ASSETS
Current assets:
  Cash, cash equivalents and short-term
     investments...........................       $277,373          $(148,000)(1)(2)(3)         $ 129,373
  Accounts receivable, net of allowances...         61,046            (52,504)(1)                   8,542
  Inventories..............................         12,373             (9,948)(1)                   2,425
  Deferred income taxes....................         11,723             (9,190)(1)(5)                2,533
  Other current assets.....................         14,914             (6,174)(1)                   8,740
                                                  --------          ---------                   ---------
          Total current assets.............        377,429           (225,816)                    151,613
Property and equipment -- net..............         33,881            (14,063)(1)                  19,818
Production capacity rights.................          5,164                 --                       5,164
Distribution rights -- net.................          1,359                 --                       1,359
Purchased technology -- net................          5,139             (2,595)(1)                   2,544
Other assets...............................          1,995               (499)(1)                   1,496
                                                  --------          ---------                   ---------
          Total............................       $424,967          $(242,973)                  $ 181,994
                                                  ========          =========                   =========
                                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.........................       $ 24,356          $ (11,592)(1)               $  12,764
  Accrued liabilities......................         31,195              9,385(1)(4)                40,580
  Income taxes payable.....................         12,162             (6,649)(1)                   5,513
  Deferred revenue.........................          5,537             (5,537)(1)                      --
  Current portion of long-term
     obligations...........................            368                (11)(1)                     357
                                                  --------          ---------                   ---------
          Total current liabilities........         73,618            (14,404)                     59,214
Long-term obligations......................         20,150                (48)(1)                  20,102
Deferred income taxes......................          3,230             (2,545)(1)                     685
                                                  --------          ---------                   ---------
          Total liabilities................         96,998            (16,997)                     80,001
                                                  --------          ---------                   ---------
Minority interest in subsidiary............            409                 --                         409
Stockholders' equity:
  Preferred stock..........................             --                 --                          --
  Common stock.............................        270,932            254,000(2)                  524,932
  Accumulated other comprehensive loss.....         (1,992)                27(1)                   (1,965)
  Retained earnings (deficit)..............         58,620           (480,003)(1)(2)(3)(4)(5)    (421,383)
                                                  --------          ---------                   ---------
          Total stockholders' equity.......        327,560           (225,976)                    101,584
                                                  --------          ---------                   ---------
          Total............................       $424,967          $(242,973)                  $ 181,994
                                                  ========          =========                   =========


---------------

(A) Based on a $975 million valuation of the Semiconductor business.

                                PRESENTATION (B)

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1999

                                                   C-CUBE                                     SEMICONDUCTOR
                                             MICROSYSTEMS, INC.     PRO FORMA                   PRO FORMA
                                                 HISTORICAL        ADJUSTMENTS                 AS ADJUSTED
                                             ------------------    -----------                -------------
                                                  ASSETS
Current assets:
  Cash, cash equivalents and short-term
     investments...........................       $277,373          $(233,000)(1)(2)(3)         $  44,373
  Accounts receivable, net of allowances...         61,046            (52,504)(1)                   8,542
  Inventories..............................         12,373             (9,948)(1)                   2,425
  Deferred income taxes....................         11,723             (9,190)(1)(5)                2,533
  Other current assets.....................         14,914             (6,174)(1)                   8,740
                                                  --------          ---------                   ---------
          Total current assets.............        377,429           (310,816)                     66,613
Property and equipment -- net..............         33,881            (14,063)(1)                  19,818
Production capacity rights.................          5,164                 --                       5,164
Distribution rights -- net.................          1,359                 --                       1,359
Purchased technology -- net................          5,139             (2,595)(1)                   2,544
Other assets...............................          1,995               (499)(1)                   1,496
                                                  --------          ---------                   ---------
          Total............................       $424,967          $(327,973)                  $  96,994
                                                  ========          =========                   =========
                                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.........................       $ 24,356          $ (11,592)(1)               $  12,764
  Accrued liabilities......................         31,195              9,385(1)(4)                40,580
  Income taxes payable.....................         12,162             (6,649)(1)                   5,513
  Deferred revenue.........................          5,537             (5,537)(1)                      --
  Current portion of long-term
     obligations...........................            368                (11)(1)                     357
                                                  --------          ---------                   ---------
          Total current liabilities........         73,618            (14,404)                     59,214
Long-term obligations......................         20,150                (48)(1)                  20,102
Deferred income taxes......................          3,230             (2,545)(1)                     685
                                                  --------          ---------                   ---------
          Total liabilities................         96,998            (16,997)                     80,001
                                                  --------          ---------                   ---------
Minority interest in subsidiary............            409                 --                         409
Stockholders' equity:
  Preferred stock..........................             --                 --                          --
  Common stock.............................        270,932            254,000(2)                  524,932
  Accumulated other comprehensive loss.....         (1,992)                27(1)                   (1,965)
  Retained earnings (deficit)..............         58,620           (565,003)(1)(2)(3)(4)(5)    (506,383)
                                                  --------          ---------                   ---------
          Total stockholders' equity.......        327,560           (310,976)                     16,584
                                                  --------          ---------                   ---------
          Total............................       $424,967          $(327,973)                  $  96,994
                                                  ========          =========                   =========

---------------
(B) Based on a $1.1 billion valuation of the Semiconductor business.

              PRO FORMA CONDENSED STATEMENT OF CONSOLIDATED INCOME

                      NINE MONTHS ENDED SEPTEMBER 30, 1999

                                                      C-CUBE                             SEMICONDUCTOR
                                                MICROSYSTEMS, INC.     PRO FORMA           PRO FORMA
                                                    HISTORICAL        ADJUSTMENTS         AS ADJUSTED
                                                ------------------    -----------        -------------
Net revenues:.................................       $291,922          $(133,821)(1)       $158,101
                                                     --------          ---------           --------
Costs and expenses:
  Cost of product revenues....................        130,947            (67,852)(1)         63,095
  Research and development....................         61,659            (21,820)(1)         39,839
  Selling, general and administrative.........         50,677            (20,595)(1)(4)      30,082
                                                     --------          ---------           --------
          Total...............................        243,283           (110,267)           133,016
                                                     --------          ---------           --------
Income from operations........................         48,639            (23,554)            25,085
Other income:
  Interest income and other...................          7,084               (967)(1)          6,117
  Interest expense and other..................             --                 --                 --
                                                     --------          ---------           --------
          Total...............................          7,084               (967)             6,117
Income before income taxes, minority interest
  and extraordinary item......................         55,723            (24,521)            31,202
Income tax expense............................         16,717             (8,109)(1)          8,608
                                                     --------          ---------           --------
Income before minority interest and
  extraordinary item..........................         39,006            (16,412)            22,594
Minority interest in net income of
  subsidiary..................................            381                 --                381
                                                     --------          ---------           --------
Income before extraordinary item..............         38,625            (16,412)            22,213
                                                     ========          =========           ========
Basic earnings per share:
  Income before extraordinary item............       $   0.98                              $   0.56
                                                     ========                              ========
Diluted earnings per share:
  Income before extraordinary item............       $   0.91                              $   0.53
                                                     ========                              ========
Shares:
  Basic.......................................         39,368                                39,368
                                                     ========                              ========
  Diluted.....................................         43,224                                41,835
                                                     ========                              ========

              PRO FORMA CONDENSED STATEMENT OF CONSOLIDATED INCOME

                          YEAR ENDED DECEMBER 31, 1998

                                                     C-CUBE                              SEMICONDUCTOR
                                               MICROSYSTEMS, INC.     PRO FORMA            PRO FORMA
                                                   HISTORICAL        ADJUSTMENTS          AS ADJUSTED
                                               ------------------    -----------      -------------------
Net revenues:................................       $351,797          $(142,715)(1)        $209,082
                                                    --------          ---------            --------
Costs and expenses:
  Cost of product revenues...................        160,839            (75,088)(1)          85,751
  Research and development...................         74,031            (21,449)(1)          52,582
  Selling, general and administrative........         60,512            (22,559)(1)          37,953
                                                    --------          ---------            --------
          Total..............................        295,382           (119,096)            176,286
                                                    --------          ---------            --------
Income from operations.......................         56,415            (23,619)             32,796
Other income:
  Interest income and other..................          8,511             (1,784)(1)           6,727
  Interest expense and other.................         (4,272)                33              (4,239)
                                                    --------          ---------            --------
          Total..............................          4,239             (1,751)              2,488
Income before income taxes, minority interest
  and extraordinary item.....................         60,654            (25,370)             35,284
Income tax expense...........................         18,196             (8,880)(1)           9,316
                                                    --------          ---------            --------
Income before minority interest and
  extraordinary item.........................         42,458            (16,490)             25,968
Minority interest in net loss of
  subsidiary.................................           (337)                --                (337)
                                                    --------          ---------            --------
Income before extraordinary item.............         42,795            (16,490)             26,305
                                                    ========          =========            ========
Basic earnings per share:
  Income before extraordinary item...........       $   1.14                               $   0.70
                                                    ========                               ========
Diluted earnings per share:
  Income before extraordinary item...........       $   1.11                               $   0.68
                                                    ========                               ========
Shares:
  Basic......................................         37,382                                 37,382
                                                    ========                               ========
  Diluted....................................         40,754                                 38,729
                                                    ========                               ========

              PRO FORMA CONDENSED STATEMENT OF CONSOLIDATED INCOME

                          YEAR ENDED DECEMBER 31, 1997

                                                         C-CUBE                          SEMICONDUCTOR
                                                   MICROSYSTEMS, INC.     PRO FORMA      PRO FORMA AS
                                                       HISTORICAL        ADJUSTMENTS       ADJUSTED
                                                   ------------------    -----------     -------------
Net revenues:....................................       $337,012          $(118,760)(1)    $218,252
                                                        --------          ---------        --------
Costs and expenses:
  Cost of product revenues.......................        151,333            (59,965)(1)      91,368
  Research and development.......................         64,204            (17,659)(1)      46,545
  Selling, general and administrative............         52,732            (15,423)(1)      37,309
                                                        --------          ---------        --------
          Total..................................        268,269            (93,047)        175,222
                                                        --------          ---------        --------
Income from operations...........................         68,743            (25,713)         43,030
Other income (expense):
  Interest income and other......................          4,291               (826)(1)       3,465
  Interest expense and other.....................         (6,048)                --          (6,048)
                                                        --------          ---------        --------
          Total..................................         (1,757)              (826)         (2,583)
Income before income taxes and minority
  interest.......................................         66,986            (26,539)         40,447
Income tax expense...............................         22,895             (9,760)(1)      13,135
                                                        --------          ---------        --------
Income before minority interest..................         44,091            (16,779)         27,312
Minority interest in net loss of subsidiary......           (248)                --            (248)
                                                        --------          ---------        --------
Net income.......................................       $ 44,339          $ (16,779)       $ 27,560
                                                        ========          =========        ========
Earnings per share:
  Basic..........................................       $   1.21                           $   0.76
                                                        ========                           ========
  Diluted........................................       $   1.15                           $   0.71
                                                        ========                           ========
Shares:
  Basic..........................................         36,497                             36,497
                                                        ========                           ========
  Diluted........................................         41,683                             38,549
                                                        ========                           ========

            PRO FORMA CONDENSED STATEMENT OF CONSOLIDATED OPERATIONS

                          YEAR ENDED DECEMBER 31, 1996

                                                         C-CUBE                          SEMICONDUCTOR
                                                   MICROSYSTEMS, INC.     PRO FORMA      PRO FORMA AS
                                                       HISTORICAL        ADJUSTMENTS       ADJUSTED
                                                   ------------------    -----------     -------------
Net revenues:....................................       $319,758          $ (47,127)(1)    $272,631
                                                        --------          ---------        --------
Costs and expenses:
  Cost of product revenues.......................        144,985            (22,817)(1)     122,168
  Research and development.......................         44,177             (7,549)(1)      36,628
  Selling, general and administrative............         39,002             (4,666)(1)      34,336
  Purchased in-process technology................        131,349           (131,349)(1)          --
                                                        --------          ---------        --------
          Total..................................        359,513           (166,381)        193,132
                                                        --------          ---------        --------
Income (loss) from operations....................        (39,755)           119,254          79,499
Other income (expense):
  Interest income and other......................          5,934                (61)(1)       5,873
  Interest expense and other.....................         (5,962)                --          (5,962)
                                                        --------          ---------        --------
          Total..................................            (28)               (61)            (89)
Income (loss) before income taxes and minority
  interest.......................................        (39,783)           119,193          79,410
Income tax expense...............................         32,944             (4,714)(1)      28,230
                                                        --------          ---------        --------
Income (loss) before minority interest...........        (72,727)           123,907          51,180
Minority interest in net income of subsidiary....            318                 --             318
                                                        --------          ---------        --------
Net income (loss)................................       $(73,045)         $ 123,907        $ 50,862
                                                        ========          =========        ========
Earnings (loss) per share:
  Basic..........................................       $  (2.15)                          $   1.50
                                                        ========                           ========
  Diluted........................................       $  (2.15)                          $   1.37
                                                        ========                           ========
Shares:
  Basic..........................................         33,928                             33,928
                                                        ========                           ========
  Diluted........................................         33,928                             39,572
                                                        ========                           ========

               NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1. To carve out results of operations and assets and liabilities associated with the DiviCom business. Expense amounts exclude allocations of general and administrative expenses in accordance with EITF 87-24.

2. To adjust for estimated cash inflows from the exercise of stock options of $115 million and the estimated cash outflows associated with the transfer of cash to Harmonic upon the consummation of the merger agreement. The cash inflows were calculated based on the number and exercise price of vested options that are required to be exercised as part of the merger/spin-off transaction. Regarding cash outflow to DiviCom, the merger agreement specifies that DiviCom will have $60 million in cash after the merger/spin-off is completed.

3. To record the taxes estimated to be incurred upon the distribution of Semiconductor. Estimated taxes under Presentation (A) are $203 million and under Presentation (B) are $288 million.

4. To record estimated direct expenses of $22 million related to the merger.


5. In connection with the distribution and certain internal restructuring transactions, Semiconductor may realize a tax basis step-up in certain assets. To the extent there is a tax basis step-up in such assets, Semiconductor will record a deferred tax asset with an offset in equity that is not yet recorded in these proforma adjustments.

                                   MANAGEMENT

     The following table lists the names, ages and positions of all directors and executive officers of Semiconductor as of the distribution date. There are no family relationships between any director or executive officer and any other director or executive officer of Semiconductor. Executive officers serve at the discretion of the board of directors.


                  NAME                     AGE                        POSITION
                  ----                     ---                        --------
Umesh Padval.............................  41    President, Chief Executive Officer and Director
Fred Brown...............................  55    Senior Vice President of Worldwide Sales
Fermi Wang, Ph.D.........................  46    Vice President, Home Media Division
Ray Newstead.............................  53    Vice President, Broadband Network Division
Didier Le Gall, Ph.D.....................  45    Vice President, Research and Development and Chief
                                                 Technology Officer
Walt Walczykowski........................  48    Vice President, Finance, Chief Financial Officer
Alexandre A. Balkanski, Ph.D.............  39    Director
Baryn S. Futa............................  44    Director
Donald McKinney..........................  49    Director
Gregorio Reyes...........................  58    Director
T. J. Rodgers............................  51    Director
Donald T. Valentine......................  67    Director and Chairman


     Mr. Padval begins to serve as President, Chief Executive Officer and Director as of the distribution date. Mr. Padval joined C-Cube Microsystems as President of C-Cube Microsystems' Semiconductor division in October 1998. He has over 15 years of broad management experience in the semiconductor industry. His management experience includes business unit, marketing, sales and engineering positions at VLSI Technology and Advanced Micro Devices. Prior to joining C-Cube Microsystems, Mr. Padval served as Senior Vice President and General Manager of the Consumer Digital Entertainment division at VLSI Technology, Inc from May 1997 to October 1998. In this position he managed marketing, engineering, applications and operational aspects of the division which focused on providing solutions into global digital set-top box deployments. From August 1994 to May 1997, Mr. Padval served as Vice President and General Manager for VLSI's Computing Solutions division, which focused on the PC, workstation, mass storage and peripherals market. Before joining VLSI Technology, Mr. Padval worked for Advanced Micro Devices where he held variety of marketing and engineering positions. Mr. Padval holds a bachelor of technology from Indian Institute of Technology in Bombay, an M.S. degree from Pennsylvania State University and an M.S. degree from Stanford University.

     Mr. Brown joined C-Cube Microsystems in December of 1993 as Director of Asia Pacific Sales, and was named Vice President in November 1995. Mr. Brown was promoted to Vice President, Worldwide Sales in May 1998 and Senior Vice President in November 1998. Prior to joining C-Cube Microsystems, he spent eleven years at LSI Logic, most recently as Vice President, Asia Pacific Sales located in Hong Kong. Mr. Brown holds a BSEE degree from Carnegie Institute of Technology (now Carnegie Mellon University).

     Dr. Wang joined C-Cube Microsystems in 1992 and was named to his current position in 1999. He had previously headed the PC/CODEC Strategic Business Unit, where he helped enable playback and recordability of digital video in desktop and portable computers. Prior to joining C-Cube, Dr. Wang worked on video compression algorithms for Vitel Semiconductor. As head of one of C-Cube's two Strategic Business Units, Dr. Wang has responsibility for C-Cube's market-leading MPEG solutions for DVDs and VCDs. He has also overseen development of C-Cube's exclusive one-chip CODEC solution for applications such as digital video recorders, and is one of the architects of C-Cube's next generation technology.

     Mr. Newstead joined C-Cube Microsystems in 1999 from NEC Corporation where he had been Vice President and General Manager of the Microprocessor Group. In this position, he focused on consumer market applications including digital set top box and HDTV as well as communications and digital imaging markets. He had responsibility for the design-in of MIPS processors and chipset solutions for customers including General Instrument, ATT, Sony, Philips, Cisco, Bay Networks, Ascend, Lucent and Compaq. With 25 years of industry experience, he has held marketing and executive management positions at IDT, National Semiconductor and Adaptec. Mr. Newstead was also a founder and CEO of ATI International. In his position at C-Cube, Mr. Newstead heads one of the company's two Strategic Business Units. He is responsible for the company's initiatives in Broadband areas including set-top box applications, streaming media on the Web and video over the Internet. He holds a bachelor's degree in management from Rochester Institute of Technology.


     Dr. Le Gall joined C-Cube in 1990. In his current role, he has overall responsibility for C-Cube's Research and Development Program, which has been responsible for Emmy award-winning technology breakthroughs in digital television technology. Prior to joining C-Cube, Dr. Le Gall managed the Visual Communications Group at Bell Communications Research (Bellcore), where he led projects in areas such as HDTV compression. He also worked for Thomson-CSF's Medical Imaging Division. Dr. Le Gall holds a Ph.D. in electrical engineering from UCLA and a master's degree in physics and mathematics from Ecole Centrale de Lyon in France.

     Mr. Walczykowski joined C-Cube Microsystems as Corporate Controller in September 1995, bringing nineteen years of financial management experience. He was promoted to Vice President of Finance and Chief Financial Officer in July 1998. Prior to joining C-Cube Microsystems, Mr. Walczykowski served, from January 1989 to August 1995, as Corporate Controller for Zycad Corporation, a provider of technology and services to designers of integrated circuits and systems. Since starting his career at Arthur Young and Company in San Francisco, Mr. Walczykowski has held key positions at several Northern California high tech companies including Measurex, Dataproducts Corporation, Triad Systems and Friden Alcatel. Mr. Walczykowski holds an M.B.A. and a B.S. in Accounting from San Jose State University.


     Dr. Alexandre Balkanski co-founded C-Cube Microsystems in July 1988 and served as President and Chief Executive Officer of C-Cube Microsystems from July 1995 until the distribution date. He had previously served as C-Cube Microsystems' Executive Vice President and Chief Operating Officer. Prior to joining C-Cube Microsystems, Dr. Balkanski co-founded and served as President of Diamond Devices, a semiconductor company specializing in Digital Signal Processing (DSP). Dr. Balkanski was elected to the Board of Directors of C-Cube Microsystems in April 1993. He serves as an outside director on the board of PMC-Sierra, Inc., a semiconductor company. Dr. Balkanski has a B.A. in physics from Harvard College, and an M.S. in physics and a Ph.D. in business economics from Harvard University.



     Mr. Futa has served on the Board of Directors of C-Cube Microsystems since February 1994. In July 1996, he founded MPEG LA, LLC, a company which was formed to provide licensing access to essential MPEG-2 intellectual property to users of the technology, where he currently serves as Manager and Chief Executive Officer. From September 1988 to June 1996, he served as the Executive Vice President and Chief Operating Officer of Cable Television Laboratories, Inc., a research and development consortium of cable television system operators.



     Mr. McKinney has served on the Board of Directors of C-Cube Microsystems since February 1997. Mr. McKinney, the founder of International Network Services, a network service provider, served as President and Chief Executive Officer and Director of International Network Services from its date of inception in August 1991 until January 1996, and has since served as Chairman of the Board and Chief Executive Officer until July 1998, when he chose to be its Chairman. Mr. McKinney served as the Vice President of Sales and Marketing of Electronics for Imaging Inc., a provider of hardware and software products for the digital color imaging market, from May 1989 to February 1991. Mr. McKinney was the founding Vice President of Sales, Marketing and Customer Service at Silicon Graphics, Inc. Later Mr. McKinney opened Silicon Graphics' international operations and subsequently was General Manager of its OEM Subsystems Division. Mr. McKinney worked for Silicon Graphics, Inc. from January 1982 to May 1987. Mr. McKinney has also served in various sales, management and consulting positions at Sequoia Capital, Chromatics and International Business Machines Corporation.

     Mr. Reyes has served on the Board of Directors of C-Cube Microsystems since July 1992. Since August 1994, Mr. Reyes has been a private investor and management consultant. From September 1990 to August 1994, he served as Chairman and Chief Executive Officer of Sunward Technologies, Inc., a provider of rigid disk magnetic recording head products for the data storage industry. From March 1986 to August 1990, Mr. Reyes was Chairman and Chief Executive Officer of American Semiconductor Equipment Technologies. Since January 1995, Mr. Reyes has served as Chairman of the Board of Sync Research. Mr. Reyes also serves as a director of Diamond Multimedia and several privately-held companies.



     Mr. Rodgers has served on the Board of Directors of C-Cube Microsystems since January 1994. He founded Cypress Semiconductor Corporation in 1983, where he currently serves as President, Chief Executive Officer and a director.



     Mr. Valentine has served as Chairman of the Board of Directors of C-Cube Microsystems since December 1992. He has been a General Partner of Sequoia Capital, a venture capital firm, since 1974. Mr. Valentine is also Chairman of the Board of Network Appliance, Inc. and Vice Chairman of the Board of Cisco Systems, Inc.

                    EXECUTIVE COMPENSATION AND OTHER MATTERS

SUMMARY COMPENSATION TABLE


     The following table sets forth information concerning the compensation of the Chief Executive Officer of C-Cube Microsystems and the four other most highly compensated executive officers of C-Cube Microsystems as of December 31, 1999:


                           SUMMARY COMPENSATION TABLE


                                             ANNUAL COMPENSATION             LONG-TERM
                                     -----------------------------------    COMPENSATION
                                                            OTHER ANNUAL       AWARDS       ALL OTHER
NAME AND PRINCIPAL POSITION   YEAR   SALARY     BONUS(1)    COMPENSATION     OPTIONS(#)    COMPENSATION
---------------------------   ----   -------    --------    ------------    ------------   ------------
Alexandre A. Balkanski......  1999   312,500    346,500        7,200(2)       200,000           0
  President and Chief         1998   216,329    294,250        6,975(2)       200,000           0
  Executive Officer           1997   207,500     79,744        5,400(2)       400,000           0
Umesh Padval................  1999   268,750    258,218            0          100,000           0
  President, Semiconductor    1998    55,929(3) 175,000            0          500,000           0
  Division
Tom Lookabaugh..............  1999   259,791    150,000            0          100,000           0
  President, DiviCom Inc.,    1998   232,234    142,906            0          210,600(4)        0
  a wholly owned subsidiary   1997   180,000(5)  45,000            0          127,000(4)        0
  of the Company
Frederick Brown IV..........  1999   200,000     92,432        7,200(2)             0           0
  Senior Vice President,      1998   173,752(6) 205,557(7)     7,200(2)        95,000           0
  Worldwide Sales             1997   150,000(6) 101,992        7,200(2)       100,000           0
Richard Foreman.............  1999   183,028    107,771            0           20,000           0
  Vice President, Chief       1998   172,500     88,275            0           20,000           0
  Information Officer and     1997   161,250     21,930            0           40,000           0
  Corporate Secretary


---------------
(1) The amounts shown under the Bonus column represents cash bonuses earned for the indicated fiscal years.

(2) Consists of car allowances.

(3) Mr. Padval was hired as President, Semiconductor Division in October 1998.


(4) Includes options granted to Mr. Lookabaugh's spouse, an employee of the Company, deemed to be beneficially owned by Mr. Lookabaugh.



(5) Mr. Lookabaugh has served as President of DiviCom Inc. since December 1997. Mr. Lookabaugh's compensation for the period prior to his appointment to President of DiviCom includes compensation he received while serving as Senior Vice President and General Manager of DiviCom from March 1997 to December 1997.



(6) Mr. Brown has served as Senior Vice President, Worldwide Sales since November 1998. Mr. Brown's compensation for the period prior to his appointment to Senior Vice President, Worldwide Sales includes compensation he received while serving as Vice President, Worldwide Sales from May 1998 to November 1998, and while serving as Vice President, Asia Pacific Sales for the period prior.



(7) Includes a retention bonus of $100,000, of which $50,000 will be vested on December 31, 1999 and $50,000 vested on December 31, 2000, provided Mr. Brown is an employee of the Company on those dates.



     C-Cube Microsystems does not have employment contracts with any of the persons named in the Summary Compensation Table, or any defined benefit or actuarial plan under which benefits are determined primarily by final compensation or average final compensation and years of service.

STOCK OPTION GRANTS


     The following table provides the specified information concerning grants of options to purchase the C-Cube Microsystems' common stock made during the year ended December 31, 1999 to the persons named in the Summary Compensation Table:


                       OPTION GRANTS IN LAST FISCAL YEAR


                                    INDIVIDUAL GRANTS IN FISCAL 1999
                              ---------------------------------------------
                                        % OF TOTAL                            POTENTIAL REALIZABLE VALUE
                                         OPTIONS                              AT ASSUMED ANNUAL RATES OF
                                        GRANTED TO   EXERCISE                  STOCK PRICE APPRECIATION
                              OPTIONS   EMPLOYEES     OR BASE                     FOR OPTION TERM(2)
                              GRANTED   IN FISCAL      PRICE     EXPIRATION   --------------------------
            NAME                (#)        YEAR      ($/SH)(1)      DATE        5% ($)         10% ($)
            ----              -------   ----------   ---------   ----------   -----------    -----------
Alexandre A. Balkanski......  200,000      4.1        19.1250     04/02/09     2,405,522      6,096,065
Fred Brown..................        0      0.0             --           --             0              0
Umesh Padval................  100,000      2.0        19.1250     04/02/09     1,202,761      3,048,032
Tom Lookabaugh..............  100,000      2.0        19.1250     04/02/09     1,202,761      3,048,032
Richard Foreman.............   20,000      0.4        19.1250     04/02/09       240,552        609,606


---------------
(1) Options were granted at an exercise price equal to the fair market value per share of C-Cube's Common Stock as of the date of the grant.

(2) Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock, overall market conditions and the option holders' continued employment through the vesting period. This table does not take into account any appreciation in the price of the Common Stock from the date of grant to date.

STOCK OPTION EXERCISES


     The following table provides the specified information concerning exercises of options to purchase the C-Cube Microsystems' common stock in the year ended December 31, 1999, and unexercised options held as of December 31, 1999, by the persons named in the Summary Compensation Table:


                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                           AND FISCAL YEAR-END VALUES


                                                                                        VALUE OF UNEXERCISED
                                                                                            IN-THE-MONEY
                                                                                       OPTIONS AT 12/31/99(2)
                                                          NUMBER OF UNEXERCISED      ---------------------------
                              SHARES        VALUE          OPTIONS AT 12/31/99
                            ACQUIRED ON    REALIZED    ---------------------------   EXERCISABLE   UNEXERCISABLE
           NAME              EXERCISE       ($)(1)     EXERCISABLE   UNEXERCISABLE       ($)            ($)
           ----             -----------   ----------   -----------   -------------   -----------   -------------
Alexandre A. Balkanski....    249,352     10,510,731     697,733        526,667      28,547,554     20,575,846
Umesh Padval..............          0              0     133,334        466,666       6,260,447     21,802,053
Tom Lookabaugh(3).........      6,744        153,426     204,167        340,833       8,776,057     14,851,443
Frederick Brown IV........          0              0     158,247        135,871       7,334,881      5,888,546
Richard Foreman...........          0              0     148,485         91,515       6,950,897      3,904,103


---------------
(1) Based upon the market price of the purchased shares on the exercise date less the option exercise price paid for such shares.

(2) Based upon the market price of $62.25 per share, which was the closing price per share of Common Stock on the Nasdaq National Market on December 31, 1999, less the option exercise price payable per share.


(3) Includes options held by Mr. Lookabaugh's spouse, an employee of the Company, deemed to be beneficially owned by Mr. Lookabaugh.

          STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth certain information, as of February 4, 2000, with respect to the beneficial ownership of the Company's Common Stock by (i) all persons known by C-Cube Microsystems to be the beneficial owners of more than 5% of the outstanding common stock of C-Cube Microsystems, (ii) each director of C-Cube Microsystems, (iii) the Chief Executive Officer and the four other most highly compensated executive officers of C-Cube Microsystems as of December 31, 1999, whose salary and incentive compensation for the fiscal year ended December 31, 1999 exceeded $100,000, and (iv) all executive officers and directors of C-Cube Microsystems as a group:



                                                                      SHARES OWNED
                                                                 -----------------------
                                                                 NUMBER OF    PERCENTAGE
FIVE-PERCENT STOCKHOLDERS, DIRECTORS AND EXECUTIVE OFFICERS (1)   SHARES       OF CLASS
---------------------------------------------------------------  ---------    ----------
FIVE-PERCENT STOCKHOLDERS:
Entities affiliated with J. & W. Seligman & Co.
  Incorporated(2).............................................   4,574,900       9.9%
  100 Park Avenue -- 8th Floor
  New York, New York 10017

DIRECTORS AND EXECUTIVE OFFICERS:
Alexandre A. Balkanski(3).....................................   1,302,141       2.8%
Donald T. Valentine(4)........................................   1,129,083       2.4%
Tom Lookabaugh(5).............................................     304,579         *
Frederick Brown IV(6).........................................     183,253         *
Umesh Padval(7)...............................................     169,643         *
Richard Foreman(8)............................................     168,022         *
T. J. Rodgers(9)..............................................     142,613         *
Walter Walczykowski(10).......................................      82,730         *
Baryn S. Futa(11).............................................      70,626         *
Donald McKinney(12)...........................................      40,101         *
Gregorio Reyes(13)............................................      39,971         *
All executive officers and directors as a group (11
  persons)(14)................................................   3,632,762       7.9%


---------------
  *  Represents less than 1%

 (1) The persons named in this table have the sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table. Unless otherwise indicated, the business address of each of the beneficial owners listed in this table is 1778 McCarthy Boulevard, Milpitas, California 95035.

 (2) Based on a filing with the Securities and Exchange Commission dated October 7, 1999, reporting beneficial ownership as of October 7, 1999. This joint filing was made by J. & W. Seligman & Co. Incorporated (JWS) on behalf of Seligman Communications and Information Fund, Inc. (the Fund) and William
     C. Morris. The filing states that Mr. Morris is the owner of the majority of outstanding voting securities of JWS, and that JWS is the investment advisor to the Fund; therefore, the 4,574,900 shares held by JWS are deemed to be beneficially owned by Mr. Morris.

 (3) Includes 764,400 shares subject to options that are presently exercisable or will become exercisable within 60 days of February 4, 2000.

 (4) Includes 44,168 shares subject to options that are presently exercisable or will become exercisable within 60 days of February 4, 2000. Mr. Valentine is a general partner of certain entities affiliated with Sequoia Capital and, therefore, may be deemed to beneficially own the 920,687 shares of Common Stock held by such entities. However, Mr. Valentine disclaims beneficial ownership of all such shares held by entities affiliated with Sequoia Capital, except those shares as to which he has a direct pecuniary interest.

 (5) Includes 236,781 shares subject to options that are presently exercisable or will become exercisable within 60 days of February 4, 2000.



 (6) Includes 172,004 shares subject to options that are presently exercisable or will become exercisable within 60 days of February 4, 2000.



 (7) Includes 166,667 shares subject to options that are presently exercisable or will become exercisable within 60 days of February 4, 2000.



 (8) Includes 118,454 shares subject to options that are presently exercisable or will become exercisable within 60 days of February 4, 2000.



 (9) Includes 136,251 shares subject to options that are presently exercisable or will become exercisable within 60 days of February 4, 2000.



(10) Includes 79,783 shares subject to options that are presently exercisable or will become exercisable within 60 days of February 4, 2000.



(11) Includes 70,624 shares subject to options that are presently exercisable or will become exercisable within 60 days of February 4, 2000.



(12) Includes 38,749 shares subject to options that are presently exercisable or will become exercisable within 60 days of February 4, 2000.



(13) Includes 34,168 shares subject to options that are presently exercisable or will become exercisable within 60 days of February 4, 2000.



(14) Includes an aggregate of 1,862,049 shares subject to options that are presently exercisable or will become exercisable by all executive officers and directors as a group within 60 days of February 4, 2000, including those shares listed in footnotes 3-13.

           ARRANGEMENTS BETWEEN C-CUBE MICROSYSTEMS AND SEMICONDUCTOR

     We have provided below a summary description of the master separation and
distribution agreement, effective as of                , or the separation
agreement, and the key related agreements. You should read the full text of these agreements, which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part.

MASTER SEPARATION AND DISTRIBUTION AGREEMENT

     The master separation and distribution agreement contains the key provisions relating to the separation and the distribution.

     The Separation.  The separation is scheduled to occur on or around
               . On or before the separation date, C-Cube Microsystems and Semiconductor will sign the general assignment and assumption agreement which provides for the transfer to Semiconductor (or companies to be owned by Semiconductor) of assets and liabilities from C-Cube Microsystems, effective on the separation date. C-Cube Microsystems will deliver additional agreements governing various interim and ongoing relationships between C-Cube Microsystems and us following the separation date. The ancillary agreements include:

     - a general assignment and assumption agreement;

     - an employee matters agreement;

     - a tax sharing agreement;

     - a transitional services agreement;

     - a real estate matters agreement;

     - a master confidential disclosure agreement; and

     - an indemnification and insurance matters agreement.

To the extent that the terms of any of these ancillary agreements conflict with the separation agreement, the terms of these agreements govern. These agreements are described more fully below.

     Cash to be Transferred to Semiconductor. C-Cube Microsystems will provide to Semiconductor all cash of C-Cube Microsystems and its subsidiaries (other than Semiconductor) other than the following amounts which will be retained by C-Cube Microsystems:

     - sixty million dollars ($60,000,000);

     - cash to pay all taxes of C-Cube Microsystems and its subsidiaries accrued through the separation date (but not including taxes related to the spin-off of Semiconductor);

     - cash in an amount sufficient to pay the fees and expenses associated with the transactions contemplated by the merger agreement, including, but not limited to, the fees and expenses of C-Cube Microsystems' investment bankers, attorneys, accountants and other professional advisors;

     - cash to pay the corporate tax liability arising in connection with the spin-off of Semiconductor; and

     - cash in an amount sufficient to make all severance payments to any employee of C-Cube Microsystems who will not be employed by either Semiconductor or Harmonic after the merger.

     The Distribution. On or prior to the date the distribution is effective, C-Cube Microsystems intends to distribute the shares of common stock of Semiconductor that C-Cube Microsystems holds to C-Cube Microsystems stockholders on a pro rata basis. C-Cube Microsystems may, in its sole discretion, change the distribution date. C-Cube Microsystems intends to consummate the distribution only if the following conditions are met (any of which may be waived by C-Cube Microsystems):

     - all required government approvals must be in effect; and

     - no legal restraints must exist preventing the distribution.
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     Covenants Between C-Cube Microsystems and Semiconductor.  In addition to signing documents that transfer control and ownership of various assets and liabilities of C-Cube Microsystems relating to our business, we have agreed with C-Cube Microsystems to enter into additional service level agreements, exchange information, engage in certain auditing practices and resolve disputes in particular ways.

     Information Exchange. Both C-Cube Microsystems and we have agreed to share information with each other, at no cost to the requesting party, for the following purposes, unless the sharing would be commercially detrimental:

     - Each party has agreed to maintain adequate internal accounting to allow the other party to satisfy its own reporting obligations and prepare its own financial statements.

     - Each party will retain records that may be beneficial to the other party for a specified period of time. If the records are going to be destroyed, the destroying party will give the other party an opportunity to retrieve all relevant information from the records.

     - Each party will do its best to provide the other party with personnel, directors, officers or agents who may be used as witnesses in legal proceedings.

     Dispute Resolution. If problems arise between us and C-Cube Microsystems, we have agreed to the following procedures:

     - The parties will make a good faith effort to first resolve the dispute through negotiation.

     - If negotiations fail, the parties agree to attempt to resolve the dispute through non-binding mediation.

     - If mediation fails, the parties can resort to litigation. In addition, nothing prevents either party acting in good faith from initiating litigation at any time if failure to do so would substantially disadvantage the party.

     Termination of the Agreement. Both C-Cube Microsystems and Semiconductor must agree to terminate the separation agreement and all ancillary agreements at any time between the closing of this offering and the distribution.

GENERAL ASSIGNMENT AND ASSUMPTION AGREEMENT

     The general assignment and assumption agreement identifies the assets C-Cube Microsystems will transfer to us and the liabilities we will assume from C-Cube Microsystems in the separation. The agreement also describes when and how these transfers and assumptions will occur.

     Asset Transfer. Effective on the separation date, C-Cube Microsystems will transfer the following assets to us, except as provided in an ancillary agreement or other agreement:

     - all assets reflected on our unaudited consolidated balance sheet as of September 30, 1999, minus any assets disposed of after September 30, 1999;

     - all written off, expensed or fully depreciated assets that would have appeared on our balance sheet as of September 30, 1999 if we had not written off, expensed or fully depreciated them;

     - all assets that C-Cube Microsystems acquired after September 30, 1999 that would have appeared in our financial statements as of the separation date if we prepared such financial statements using the same principles we used in preparing our balance sheet dated September 30, 1999;

     - all assets that our business primarily uses as of the separation date but are not reflected in our balance sheet as of September 30, 1999 due to mistake or omission;

     - all claims or other rights of C-Cube Microsystems or the Semiconductor business that primarily relate to the Semiconductor business;

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

     - all rights under all contracts in which C-Cube Microsystems is a party or by which any of its assets is bound;

     - all computers, desks, equipment and other assets used primarily by employees of C-Cube Microsystems who will become our employees due to the separation;

     - all accounts receivable and other rights to payment for goods and services payable to C-Cube Microsystems as of the separation date;

     - all rights in the trade and service marks and domain names incorporating or based on the name "C-CUBE";


     - all Intellectual Property owned or transferable by C-Cube Microsystems or Semiconductor that arises out of the activities of, or that is primarily related to, Semiconductor, including all Intellectual Property listed on Schedule A to this agreement, and all rights to sue for, recover and retain any damages from any third party's infringement of any such Intellectual Property rights;


     - cash or cash equivalents, bank accounts, lock boxes and other deposit arrangements;

     - all outstanding shares of all subsidiaries conducting Semiconductor business that are currently owned directly by C-Cube Microsystems;

     - specified rights under existing insurance policies; and

     - other specified assets.

     Excluded Assets. The general assignment and assumption agreement also provides that C-Cube Microsystems will not transfer certain assets to us, including the C-Cube Microsystems registered intellectual property as set forth in the merger agreement related to the DiviCom business.

     Assumption of Liabilities. Effective on the separation date, we will assume the following liabilities from C-Cube Microsystems, except as provided in an ancillary agreement or other agreement:

     - all liabilities reflected as liabilities on our unaudited consolidated balance sheet as of September 30, 1999, minus any liabilities that were discharged after such date of the balance sheet;

     - all liabilities of C-Cube Microsystems that arise after September 30, 1999, that would have appeared in our financial statements as of the separation date if we prepared such financial statements using the same principles we used in preparing our balance sheet of Semiconductor as of September 30, 1999;

     - all liabilities that are primarily related to or primarily arise out of our business, or the operation of any business conducted by us, at the separation date but are not reflected in our balance sheet as of September 30, 1999 due to mistake or omission;

     - any liability of C-Cube Microsystems or Semiconductor that primarily related to the semiconductor business, including any liability for corporate taxes incurred in connection with the spin-off and any liability for taxes attributable to our pre-merger operations;

     - all liabilities (other than taxes) primarily resulting from the operation of our business, or resulting from any asset that C-Cube Microsystems transferred to us;

     - all liabilities arising out of specified terminated, divested or discontinued businesses and operations specifically set forth in the merger agreement;

     - all fees and expenses of C-Cube Microsystems incurred in connection with the merger;

     - all accounts payable and other obligations of payment for goods or services purchased, leased or otherwise received in the conduct of the semiconductor business;

     - all employee compensation liabilities relating to employees of the semiconductor business;

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

     - all severance payments and related liabilities arising out of the termination of employees that will not continue to be employed by either Semiconductor or Harmonic; and

     - other specified liabilities.

     Excluded Liabilities. The general assignment and assumption agreement provides that we will not assume specified liabilities, including:

     - all liabilities to the extent that it is covered by a C-Cube Microsystems insurance policy under which the Semiconductor business is not entitled to benefits;

     - all liabilities of pre-spin-off taxes not attributable to the semiconductor business that result from audits or similar adjustments; and

     - all agreements and obligations of C-Cube Microsystems under the agreements governing the distribution.

     Terms of Other Ancillary Agreements Govern. To the extent that another ancillary agreement expressly provides for the transfer of an asset or an assumption of a liability, the terms of such other ancillary agreement will determine the manner of the transfer and assumption.

     Obtaining Approvals and Consents. The parties agree to use all reasonable efforts to obtain any required consents, substitutions or amendments required to novate or assign all rights and obligations under any contracts that will be transferred in the separation.

     Nonrecurring Costs and Expenses. Any nonrecurring costs and expenses that are not allocated in the separation agreement or any other ancillary agreement shall be the responsibility of the party that incurs the costs and expenses.

INDEMNIFICATION AND INSURANCE MATTERS AGREEMENT

     General Release of Pre-Separation Claims. Effective as of the separation date, we will release C-Cube Microsystems and its affiliates, agents, successors and assigns, and C-Cube Microsystems will release us, and our affiliates, agents, successors and assigns, from any liabilities arising from events occurring on or before the separation date, including events occurring in connection with the activities to implement the separation, the merger and the distribution. This provision will not impair a party from enforcing the separation agreement, any ancillary agreement or any arrangement specified in any of these agreements.

     Indemnification. The indemnification and insurance matters agreement also contains provisions governing indemnification. In general, we have agreed to indemnify C-Cube Microsystems and its affiliates, agents, successors and assigns from all liabilities arising from:

     - our business, any of our liabilities or any of our contracts; and

     - any breach by us of the separation agreement or any ancillary agreement.

     C-Cube Microsystems has agreed to indemnify us and our affiliates, agents, successors and assigns from all liabilities arising from:

     - C-Cube Microsystems' business other than the businesses transferred to us pursuant to the separation; and

     - any breach by C-Cube Microsystems of the separation agreement or any ancillary agreement.

     The indemnifying party will make all indemnification payments net of insurance proceeds that the indemnified party receives. The agreement also contains provisions governing notice and indemnification procedures.

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

EMPLOYEE MATTERS AGREEMENT

     Semiconductor and C-Cube Microsystems will enter into an employee matters agreement to allocate assets, liabilities and responsibilities relating to current and former employees of Semiconductor and their participation in the benefit plans, including stock plans, that C-Cube Microsystems currently sponsors and maintains.

     All eligible Semiconductor employees will continue to participate in the C-Cube Microsystems benefit plans on comparable terms and conditions to those for C-Cube Microsystems employees until Semiconductor establishes comparable benefit plans for current and former, as applicable, Semiconductor employees. Semiconductor intends to establish these plans no later than the time of the distribution.

     Once Semiconductor establishes its own corresponding benefit plans, Semiconductor may modify or terminate each such plan in accordance with the terms of the plan and Semiconductor policies. No Semiconductor benefit plan will provide benefits that overlap benefits under the corresponding C-Cube Microsystems benefit plan at the time of the distribution. Each Semiconductor benefit plan will provide that all service, compensation and other benefit determinations that, as of the distribution, were recognized under the corresponding C-Cube Microsystems benefit plan will be taken into account under that Semiconductor benefit plan.

     Each Semiconductor benefit plan will assume any liabilities under the corresponding C-Cube Microsystems benefit plan for Semiconductor active and former employees. Assets relating to the employee liabilities will also be transferred to Semiconductor or the related Semiconductor plans and trusts and other funding vehicles associated with Semiconductor's benefit plans.

     Options. All vested options to purchase C-Cube Microsystems common stock held by Semiconductor employees will terminate on the date of the separation. All unvested options to purchase C-Cube Microsystems common stock held by Semiconductor employees will be replaced with substitute options to purchase Semiconductor common stock, also referred to as spin-off Semiconductor options. The number of shares and the exercise price of options to purchase C-Cube Microsystems common stock that convert into spin-off Semiconductor options will be adjusted using a conversion formula. The conversion formula will be based on the closing per-share price of C-Cube Microsystems common stock immediately prior to the distribution, and the first trading per-share price of Semiconductor common stock on the distribution. The resulting spin-off Semiconductor options will maintain the original vesting provisions and option period.


     All options held by non-employee directors of C-Cube Microsystems will accelerate immediately prior to the merger with Harmonic and become exercisable for all of the shares of C-Cube Microsystems common stock then subject to the option. Immediately upon the merger, each such non-employee director option will terminate.


     Stock Purchase Plan. We anticipate that Semiconductor employees will continue to participate in the C-Cube Microsystems stock purchase plan until the distribution. On or before the distribution Semiconductor will adopt a stock purchase plan that is comparable to the C-Cube Microsystems stock purchase plan.

TAX SHARING AGREEMENT

     C-Cube Microsystems, Semiconductor and Harmonic have entered into a tax sharing agreement providing for each of the party's obligations concerning various tax liabilities. Consistent with the Merger Agreement, the tax sharing agreement provides that Semiconductor will pay all federal, state, local and foreign taxes attributable to for any taxable period or portion of a taxable period ending on or prior to the Effective Time and all taxes related to the distribution of the Semiconductor stock. Further, Semiconductor is obligated to indemnify C-Cube Microsystems and Harmonic for all increases in taxes related to the Semiconductor business prior to the spin-off or taxes incurred in connection with the spin-off.

     The tax sharing agreement further provides for cooperation with respect to tax matters, the exchange of information and the retention of records which may affect the income tax liability of either party.

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

REAL ESTATE MATTERS AGREEMENT

     The real estate matters agreement addresses real estate matters relating to the C-Cube Microsystems properties that C-Cube Microsystems will transfer to or share with Semiconductor. The agreement describes the manner in which C-Cube Microsystems will transfer to or share with Semiconductor various leased properties, including the following types of transactions:


     - assignments to Semiconductor of C-Cube Microsystems' leases for specified leased properties; and


     - subleases back to C-Cube Microsystems by Semiconductor of portions of specified leased properties to be assigned to us.

     The real estate matters agreement includes a description of each property to be transferred to or shared with Semiconductor for each type of transaction. The standard forms of the proposed transfer documents (e.g., assignment and sublease) are contained in schedules.

     The real estate matters agreement also requires both parties to use reasonable efforts to obtain any landlord consents required for the proposed transfers of leased sites, including C-Cube Microsystems paying commercially reasonable consent fees and negotiating other commercially reasonable amendments to the leases, if required by the landlords, and Semiconductor agreeing to provide the security required under the applicable leases.

     The real estate matters agreement further provides that Semiconductor will be required to accept the transfer of all sites allocated to Semiconductor, even if a site has been damaged by a casualty before the separation date. Transfers with respect to leased sites where the underlying lease is terminated due to casualty or action by the landlord prior to the separation date will not be made, and neither party will have any liability related thereto.

     The real estate matters agreement also gives the parties the right to change the allocation and terms of specified sites by mutual agreement based on changes in the requirements of the parties. The real estate matters agreement provides that all reasonable costs required to effect the transfers (including landlord consent fees and landlord attorneys' fees) will be paid by C-Cube Microsystems.

MASTER TRANSITIONAL SERVICES AGREEMENT


     Semiconductor will enter into a transitional services agreement with C-Cube Microsystems covering the provision of various transitional services, including telecommunications, networks, enterprise applications and other services by Semiconductor to C-Cube Microsystems and, if necessary in certain circumstances, vice versa. Except for the items for which substantially all of the use is by or for the benefit of the DiviCom business, all infrastructure hardware and software (including, but not limited to, telecommunications, networks, servers, desktop computers and enterprise applications, unless prohibited by a third party) shall be owned by Semiconductor. The services to be provided will generally be provided for a fee equal to the actual direct and indirect costs of providing the services plus 10%. The transition services agreement will generally have a term of two years or less from the date of separation.


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                    DESCRIPTIONS OF EMPLOYEE BENEFITS PLANS

2000 STOCK PLAN

     Semiconductor intends to adopt a 2000 stock plan to provide for the grant of incentive stock options to employees, including officers and employee directors, and for the grant of nonstatutory stock options to employees, directors and consultants. The total number of shares of our common stock that Semiconductor will reserve for issuance under the 2000 stock plan equals 25,000,000 shares, plus annual increases will be added to the 2000 stock plan, beginning in 2001, equal to the lesser of 2,000,000 shares, 3% of the outstanding shares or a lesser amount determined by the board of directors.

  Administration

     Semiconductor's board of directors or a committee of the board of directors will administer the 2000 stock plan. The administrator of our 2000 stock plan will have the power to determine among other things:

     - the terms of the options granted, including the exercise price of the option;

     - the number of shares subject to each option;

     - the exercisability of each option; and

     - the form of consideration payable upon the exercise of each option.

  Options

     The exercise price of all incentive stock options granted under the 2000 stock plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options granted under the 2000 stock plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must be at least equal to the fair market value of Semiconductor common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of the our outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 2000 stock plan may not exceed ten years.

     During any fiscal year, each optionee may be granted options to purchase a maximum of [500,000] shares. In addition, in connection with an optionee's initial employment with Semiconductor, such optionee may be granted an option covering an additional [500,000] shares.

     Options granted under the 2000 stock plan must generally be exercised within three months after the end of optionee's status as an employee, director or consultant of Semiconductor, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option's term. Upon the death of an optionee, vesting and exercisability of the optionee's options will accelerate on the date of death as to that number of shares which would have become vested and exercisable if optionee had remained employed until the date one year following the date of death.

  Transferability of Options

     Unless determined otherwise by the administrator, options granted under the 2000 stock plan are generally not transferable by the optionee, and each option and stock purchase right is exercisable during the lifetime of the optionee only by such optionee.

  Adjustments upon Certain Transfers of Control

     The 2000 stock plan provides that in the event of a transfer of control of Semiconductor, which includes certain mergers or consolidations of Semiconductor or a sale of all or substantially all of Semiconductor's assets or stock, each option shall be assumed or an equivalent option substituted for by

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

the successor corporation. If the outstanding options are not assumed or substituted for by the successor corporation, the options will terminate.

  Amendment and Termination of the 2000 Stock Plan

     The administrator will have the authority to amend, suspend or terminate the 2000 stock plan, so long as no such action affects any shares of common stock previously issued and sold or any option previously granted under the 2000 stock plan. Unless terminated sooner, the 2000 stock plan will terminate automatically ten years from the date of its adoption.

2000 EMPLOYEE STOCK PURCHASE PLAN

     Semiconductor intends to adopt a 2000 employee stock purchase plan to encourage employee stock ownership. The total number of shares of Semiconductor common stock that will be reserved for issuance under the 2000 employee stock purchase plan equals [500,000] shares, plus annual increases will be added to the 2000 employee stock purchase plan, beginning in 2001, equal to the lesser of [500,000] shares, [1%] of the outstanding shares or a lesser amount determined by Semiconductor's board of directors.

  Structure of the 2000 Employee Stock Purchase Plan

     The 2000 employee stock purchase plan, which is intended to qualify under
Section 423 of the Internal Revenue Code, contains consecutive, overlapping, twenty-four month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after February 1 and August 1 of each year, except for the first such offering period which will commence on the first trading day following the distribution and continue until January 31, 2002.

  Eligibility

     Employees are eligible to participate if they are customarily employed by Semiconductor or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, employees may not be granted an option to purchase stock under the 2000 employee stock purchase plan if they either:

     - immediately after grant, own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

     - hold rights to purchase stock under our employee stock purchase plans which exceeds $25,000 worth of stock for each calendar year.

  Purchases

     The 2000 employee stock purchase plan permits participants to purchase our common stock through payroll deductions of up to [10%] of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings, commissions, overtime, profit sharing and bonuses, but exclusive of payments for shift premium, incentive compensation, incentive payments and other compensation. The maximum number of shares a participant may purchase during a single purchase period is [10,000] shares.

     Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each purchase period. The price of stock purchased under the 2000 purchase plan is generally 85% of the lower of the fair market value of the common stock either:

     - the day before the beginning of the offering period; or

     - on the day of the purchase.

     In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically re-enrolled in a new offering period. The new offering period will use

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the fair market value as of the day before the start of the new offering period to determine the purchase price for future purchase periods. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with Semiconductor.

  Transferability of Rights

     Rights granted under the 2000 employee stock purchase plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 2000 employee stock purchase plan.

  Merger or Asset Sale

     The 2000 employee stock purchase plan provides that, in the event we merge with or into another corporation or there is a sale of substantially all of our assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set.

  Amendment and Termination of the 2000 Employee Stock Purchase Plan

     The 2000 employee stock purchase plan will terminate in 2010. Our board of directors has the authority to amend or terminate the 2000 employee stock purchase plan, except that no such action may adversely affect any outstanding rights to purchase stock under the 2000 employee stock purchase plan.

2000 DIRECTOR OPTION PLAN

     We intend to adopt a 2000 director option plan to help attract and retain non-employee directors. The total number of shares of our common stock that we will reserve for issuance under the 2000 stock plan equals [450,000] shares.

  Administration

     Our board of directors or a committee of the board of directors will administer the 2000 director option plan.

  Option Grants

     The 2000 director option plan provides for an automatic initial grant of an option to purchase [40,000] shares of our common stock to each non-employee director on the date which the later of the following events occur:

     - the effective date of the 2000 director option plan, if such non-employee director does not then hold an option to acquire shares of our stock; or

     - the date when a person first becomes a non-employee director.

     After the initial grant, a non-employee director will automatically be granted subsequent options to purchase [10,000] shares of our common stock each year on his or her anniversary date, if on such date he or she is serving as a non-employee director of Semiconductor. If a non-employee director holds office on the effective date of the 2000 director option plan then his or her anniversary date is the anniversary of the effective date of the director option plan.

     Any non-employee director may waive his or her option grant by filing an irrevocable election with Semiconductor.

     Each initial option grant and each subsequent option grant shall have a term of 10 years. Generally, each option grant will vest as to 25% of the shares subject to the option on the anniversary of its date of grant and 1/48 of the shares subject to the option shall vest each month thereafter, subject to the optionee's

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continuous service as a director of Semiconductor. The exercise price of all options will be 100% of the fair market value per share of Semiconductor common stock on the date of grant.

     Options granted under the 2000 director option plan must be exercised within three months of the end of the optionee's tenure as a director of Semiconductor, or within six months after such director's termination by death or disability, but in no event later than the expiration of the option's ten year term.

  Transferability of Options

     No option granted under the 2000 director option plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by the optionee.

  Transfer of Control

     The 2000 director option plan provides that in the event of certain transfers of control of Semiconductor within the first two years after the effective date of the director option plan, including a merger of Semiconductor with or into another corporation, or a sale of substantially all of Semiconductor's assets, the board of directors may arrange to have the successor entity to assume all outstanding options. Any options not so assumed will be cancelled. If the transfer of control occurs more than two years after the effective date of the director option plan, all outstanding options will accelerate and become immediately exercisable and vested immediately prior to such transfer of control, provided such transfer of control is actually consummated.

  Amendment and Termination of the 1999 Director Option Plan

     The administrator will have the authority to amend, suspend or terminate the 2000 director option plan, so long as no such action affects any shares of common stock previously issued and sold or any option previously granted under the 2000 director option plan. Unless terminated sooner, the 2000 director option plan will terminate automatically ten years from the effective date of this director option plan.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

TRANSACTIONS WITH C-CUBE MICROSYSTEMS

     The Company has entered, or will enter into various arrangements with C-Cube Microsystems which set forth both companies' duties and responsibilities in the separation and distribution. Please see "Arrangements Between C-Cube
Microsystems and Semiconductor" beginning on page   for further details.

INDEMNIFICATION AGREEMENTS

     The Company has entered, or will enter, into indemnification agreements with each of its directors and executive officers prior to the distribution.
Please see "Indemnification of Directors and Officers" beginning on page   and
the form of Officers' and Directors' Indemnification Agreement attached hereto as Exhibit 10.6, for further information.

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                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes certain material federal income tax considerations of the spin-off and the merger. Insofar as this discussion relates to C-Cube Microsystems stockholders, it does not include all federal income tax considerations that may be relevant to particular C-Cube Microsystems stockholders in light of their particular circumstances, or to C-Cube Microsystems stockholders who are subject to special tax rules, such as dealers in securities, banks or other financial institutions, insurance companies, individuals who are not citizens or residents of the United States, foreign entities, or tax-exempt organizations. This discussion also assumes that C-Cube Microsystems stockholders hold their shares as capital assets, and it does not apply to C-Cube Microsystems stockholders who are subject to alternative minimum tax or mark-to-market rules, stockholders who hold their shares as part of a hedge, straddle or other risk reduction or conversion transaction, or stockholders who acquired their C-Cube Microsystems common stock through stock option or stock purchase programs or otherwise as compensation. In addition, it does not address the tax consequences of the spin-off or the merger under foreign, state or local tax laws. This discussion is based on the Internal Revenue Code, applicable Treasury Regulations, judicial decisions and administrative rulings and practice, all as of the date hereof, all of which are subject to change. Any such changes could be applied retroactively and could affect the accuracy of the statements and conclusions in this discussion and the tax consequences of the spin-off and the merger to C-Cube Microsystems, Harmonic and their stockholders. No ruling has been or will be requested from the Internal Revenue Service with regard to any of the tax consequences of the spin-off or the merger.

STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE SPIN-OFF AND THE MERGER BASED ON THEIR OWN CIRCUMSTANCES, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE SPIN-OFF AND THE MERGER.

  Material Federal Income Tax Considerations of the Spin-Off -- Stockholder Tax Considerations

     Tax-Free Treatment. Although the completion of the distribution is not contingent on the receipt of a tax opinion with respect to the distribution, we have been advised by Ernst & Young LLP that in their opinion, for federal income tax purposes, the distribution will qualify as a spin-off that will be tax-free to C-Cube Microsystems stockholders under Section 355(a) of the Internal Revenue Code. Provided the distribution so qualifies:

     - You will not recognize income, gain or loss as a result of your receipt of Semiconductor stock.

     - Your tax basis in your Semiconductor stock and your C-Cube Microsystems stock (which will be converted into Harmonic stock in the merger) will be determined by allocating your basis in the C-Cube Microsystems stock immediately before the distribution and merger between the Harmonic stock received in the merger and the Semiconductor stock received in proportion to their relative fair market values on the date of the distribution.

     - Your holding period in the Semiconductor stock received in the distribution will include the holding period of the C-Cube Microsystems stock with respect to which the Semiconductor stock is distributed, provided the C-Cube Microsystems stock was held as a capital asset on the date of the distribution.

     - You will recognize gain or loss with respect to cash you receive instead of fractional shares of Semiconductor stock. This gain or loss will be a capital gain or loss provided your C-Cube Microsystems stock was held as a capital asset on the date of the distribution, and it will be a long-term capital gain or loss if you have held your C-Cube stock for more than one year on the date of the distribution.

     - Upon the future sale or other disposition of your Semiconductor stock, you should have a taxable gain or loss equal to the difference between the value of the consideration received and your basis in your Semiconductor stock.

     The Ernst & Young LLP opinion referred to above will be based on and subject to certain limitations, qualifications, assumptions and representations provided by C-Cube Microsystems and Semiconductor. C-Cube Microsystems is not aware of any present facts or circumstances which would make such assumptions or representations untrue. However, certain future events not within the control of C-Cube Microsystems or Semiconductor, including, for example, certain dispositions of Semiconductor stock, could cause the distribution of Semiconductor stock not to qualify for tax-free treatment to our stockholders. In addition, even in the absence of an inaccurate assumption or representation, the IRS is not precluded from successfully asserting that the distribution is taxable to the C-Cube shareholders. The opinion of Ernst & Young LLP merely represents its interpretation of existing authorities and is not binding on the IRS.

     Risk of Taxable Treatment. If the distribution of Semiconductor stock did not qualify for tax-free treatment for the stockholders of C-Cube Microsystems, each holder of C-Cube Microsystems stock who received Semiconductor stock would be treated as receiving a taxable distribution, which might be treated as taxable capital gains or taxable ordinary income up to the value of the stock distributed.

  MATERIAL FEDERAL INCOME TAX CONSIDERATIONS OF THE SPIN-OFF -- CORPORATE TAX CONSIDERATIONS.


     Notwithstanding the treatment of the transaction for our stockholders, the spin-off will be taxable to C-Cube Microsystems. C-Cube Microsystems will recognize a taxable gain approximately equal to the difference between the fair market value of Semiconductor on the date of distribution, minus our basis in the assets (net of liabilities) that we will transfer to Semiconductor, minus certain expenses related to the spin-off transaction. C-Cube Microsystems has estimated, based on certain assumptions, including an assumed fair market value for the stock of the spin-off semiconductor business, that this tax liability will be approximately $203 million based on an assumed valuation of Semiconductor of $975 million. The actual tax liability may differ significantly from the estimate based on the facts and circumstances existing at the time of the distribution. For example, the value of the stock of the spun-off semiconductor business will likely fluctuate and if such value at the time of the distribution exceeds the assumed value, the actual tax liability will exceed the estimated tax liability.


     Under Semiconductor's tax sharing agreement with Harmonic, Semiconductor will be liable for the originally calculated corporate tax incurred as a result of the spin-off, plus any increase in that corporate tax liability (plus certain related costs) that results, for example, from an IRS audit. C-Cube Microsystems will retain, and transfer to Harmonic, cash reserves in an amount sufficient to pay this corporate tax liability. In addition, Semiconductor has agreed to indemnify and hold Harmonic harmless from and against these tax liabilities to the extent they relate to the semiconductor business, including the spin-off, and exceed the retained cash reserve set aside for the payment of taxes.

     THE FOREGOING SUMMARY OF MATERIAL INCOME TAX CONSIDERATIONS IS ONLY A GENERAL DESCRIPTION. EACH C-CUBE MICROSYSTEMS STOCKHOLDER SHOULD CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION IN LIGHT OF SUCH STOCKHOLDER'S PARTICULAR CIRCUMSTANCES, INCLUDING APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE ABOVE DISCUSSION.

  Material Federal Income Tax Considerations of the Merger.


     For information regarding the material federal income tax considerations of the merger of C-Cube Microsystems and Harmonic, please see the section entitled "Federal Income Tax Consequences of the Merger and the Spin-off" beginning on page 45 of the joint proxy statement/prospectus/information statement of Harmonic and C-Cube Microsystems to which this information statement is attached.

                   DESCRIPTION OF THE COMPANY'S CAPITAL STOCK

     Following the distribution, Semiconductor authorized capital stock will consist of 200,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value. The description set forth below is incomplete and is qualified by reference to certificate of incorporation or certificate and bylaws, which are set forth in Exhibits 3.1 and 3.2.

COMMON STOCK

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Except as otherwise provided by law, the holders of common stock vote together with the holders of preferred stock as one class. Subject to the rights of holders of any shares of preferred stock which may at the time be outstanding, holders of common stock will be entitled to such dividends as the board of directors may declare out of funds legally available therefor. Subject to the prior rights of creditors and holders of any preferred stock which may be outstanding from time to time, the holders of common stock are entitled, in the event of liquidation, dissolution or winding up of Semiconductor, to share pro rata in the distribution of all remaining assets. The common stock is not liable for any calls or assessments and is not convertible into any other securities. In addition, there are no redemption or sinking fund provisions applicable to the common stock.

PREFERRED STOCK

     The certificate provides that the board of directors is authorized to provide for the issuance of shares of preferred stock, from time to time, in one or more series. Prior to the issuance of shares in each series, the board of directors is required by the certificate and the DGCL to adopt resolutions and file a Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof or the Certificate of Designation with the Secretary of State of Delaware, fixing for each such series the designations, preferences and relative, participating, optional or other special rights applicable to the shares to be included in any such series and any qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as are permitted by Delaware law.

DISTRIBUTION AGENT; TRANSFER AGENT AND REGISTRAR

     The Distribution Agent, Transfer Agent and Registrar for the common stock and preferred stock is Boston Equiserve.

CERTAIN CHARTER AND BYLAW PROVISIONS AND DELAWARE LAW

     After the distribution, certain provisions of the certificate and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. The certificate provides, among other things, for a classified board of directors and eliminates the right of stockholders to take action by written consent. The issuance of preferred stock authorized in the certificate could have the effect of delaying or preventing a change in control. Such preferred stock could be utilized to implement, without stockholder approval, a stockholders' rights plan that could be triggered by certain change in control transactions, which could delay or prevent a change in control or could impede a merger, consolidation, takeover or other business combination involving Semiconductor. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We have no current plans to issue shares of preferred stock.

     In addition, the bylaws provide, among other things, that special meetings of our stockholders may be called only by the board of directors or, the chairman of the board of directors. The bylaws also establish procedures, including advance notice procedures with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors.

     We are subject to the provisions of Section 203 of the DGCL, an antitakeover law. In general, the statute prohibits a publicly held Delaware corporation from entering into a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of our voting capital stock.

     THE PROVISIONS OF THE CERTIFICATE, BYLAWS AND DELAWARE LAW ARE INTENDED TO ENCOURAGE POTENTIAL ACQUIRORS TO NEGOTIATE WITH US AND ALLOW OUR BOARD OF DIRECTORS THE OPPORTUNITY TO CONSIDER ALTERNATIVE PROPOSALS IN THE INTEREST OF MAXIMIZING STOCKHOLDER VALUE. SUCH PROVISIONS, HOWEVER, MAY ALSO HAVE THE EFFECT OF DISCOURAGING ACQUISITION PROPOSALS OR DELAYING OR PREVENTING A CHANGE IN CONTROL, WHICH MAY HAVE AN ADVERSE EFFECT ON THE MARKET PRICE OF THE COMMON STOCK.

                    RECENT SALES OF UNREGISTERED SECURITIES


     In February 2000, Semiconductor entered into a Securities Purchase Agreement with Thomson Multimedia S.A.. The Securities Purchase Agreement provides that, for a purchase price of $19.78 per share of common stock, Thomson will receive 474,747 shares of Semiconductor's common stock on a post-investment basis and a warrant to purchase 949,494 shares of Semiconductor's common stock post-investment basis at an exercise price of $19.78. The warrant is fully-vested upon issuance and is exercisable approximately seven (7) years from the date of the agreement. Notwithstanding this provision, if Thomson attains certain milestones, the warrant will be accelerated and exercisable in part pursuant to its terms. All of the securities issued to Thomson pursuant to the agreement are restricted securities that have not been registered under the Securities Act and that have been acquired for investment purposes and not to resell.


     If Thomson wishes to dispose of 33% or more of the securities that it obtained pursuant to the agreement, Semiconductor will have the first right to repurchase the shares in whole or in part for cash at the amount specified in the transfer notice provided to Semiconductor by Thomson. If Semiconductor chooses not to exercise this right, Thomson is free to transfer the shares on terms not materially less favorable than those offered to Semiconductor to the potential purchaser. Transfers to "qualified institutional buyers" are exempt from this right of first refusal.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all future earnings, if any, for use in the operation and expansion of our business and do not anticipate declaring or paying cash dividends.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by the DGCL, Semiconductor has included in its certificate a provision to eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. In addition, the bylaws require the companies to
(i) indemnify their officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and (ii) advance expenses to their officers and directors as incurred in connection with proceedings against them for which they may be indemnified. We have entered into indemnification agreements with our officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements may require the companies, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms. We believe that these charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

     We understand that the staff of the Securities and Exchange Commission is of the opinion that statutory, charter and contractual provisions as are described above have no effect on claims arising under the federal securities laws.

                          TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Semiconductor common stock is Boston EquiServe, L.P., 150 Royall Street, Canton, MA 02021; telephone: (781) 575-3120.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Financial Statements:
  Independent Auditors' Report..............................   F-2
  Consolidated Balance Sheets at December 31, 1998 and
     1997...................................................   F-3
  Consolidated Statements of Operations for the years ended
     December 31, 1998, 1997 and 1996.......................   F-4
  Consolidated Statements of Changes in Stockholders' Equity
     for the years ended December 31, 1998, 1997 and 1996...   F-5
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1998, 1997 and 1996.......................   F-6
  Notes to Consolidated Financial Statements................   F-7
  Condensed Consolidated Balance Sheets at September 30,
     1999 and December 31, 1998.............................  F-23
  Condensed Consolidated Statements of Income for the
     quarters ended and the nine-month periods ended
     September 30, 1999 and 1998............................  F-24
  Condensed Consolidated Statements of Cash Flows for the
     nine-month periods ended September 30, 1999 and 1998...  F-25
  Notes to Condensed Consolidated Financial Statements......  F-26

                                                        [DELOITTE & TOUCHE LOGO]

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of C-Cube Microsystems Inc.:

     We have audited the accompanying consolidated balance sheets of C-Cube Microsystems Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of C-Cube Microsystems Inc. and subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

San Jose, California
January 21, 1999

                            C-CUBE MICROSYSTEMS INC.


                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1998            1997
                                                              ------------    ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                   PAR VALUE AMOUNTS)
ASSETS
Current assets:
  Cash and equivalents......................................    $108,224        $145,034
  Short-term investments....................................      99,603          21,316
  Accounts receivable, net of allowances: 1998 -- $17,034,
     1997 -- $10,175........................................      36,980          40,606
  Inventories...............................................      16,073          15,270
  Deferred income taxes.....................................      11,170          11,496
  Other current assets......................................      19,977          14,666
                                                                --------        --------
          Total current assets..............................     292,027         248,388
Property and equipment -- net...............................      29,622          23,561
Production capacity rights..................................      12,600          18,200
Distribution rights -- net..................................       1,483           1,648
Purchased technology -- net.................................       5,921           9,408
Other assets................................................       1,518           2,903
                                                                --------        --------
          Total.............................................    $343,171        $304,108
                                                                ========        ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $ 19,942        $  9,221
  Accrued compensation and benefits.........................      12,379           9,639
  Other accrued liabilities.................................      16,628          14,167
  Income taxes payable......................................      15,551           2,467
  Deferred contract revenue.................................       6,706           3,895
  Current portion of long-term obligations..................         355             608
                                                                --------        --------
          Total current liabilities.........................      71,561          39,997
Long-term obligations.......................................      23,557          87,462
Deferred income taxes.......................................       4,650             869
                                                                --------        --------
          Total liabilities.................................      99,768         128,328
                                                                --------        --------
Minority interest in subsidiary.............................          28             365
Stockholders' equity:
  Preferred stock, $0.001 par value, 5,000 shares
     authorized.............................................          --              --
  Common stock, $0.001 par value, 150,000 shares authorized;
     shares outstanding: 1998 -- 38,261, 1997 -- 36,787.....     225,265         203,728
  Accumulated other comprehensive loss......................      (1,852)         (1,986)
  Retained earnings (deficit)...............................      19,962         (26,327)
                                                                --------        --------
          Total stockholders' equity........................     243,375         175,415
                                                                --------        --------
          Total.............................................    $343,171        $304,108
                                                                ========        ========

                See notes to consolidated financial statements.

                            C-CUBE MICROSYSTEMS INC.


                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                     YEARS ENDED DECEMBER 31,
                                                             -----------------------------------------
                                                                1998           1997           1996
                                                             -----------    -----------    -----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net revenues...............................................   $351,797       $337,012       $319,758
                                                              --------       --------       --------
Costs and expenses:
  Cost of product revenues.................................    160,839        151,333        144,985
  Research and development.................................     74,031         64,204         44,177
  Selling, general and administrative......................     60,512         52,732         39,002
  Purchased in-process technology..........................         --             --        131,349
                                                              --------       --------       --------
          Total............................................    295,382        268,269        359,513
                                                              --------       --------       --------
Income (loss) from operations..............................     56,415         68,743        (39,755)
Other income (expense):
  Interest income and other................................      8,511          4,291          5,934
  Interest expense and other...............................     (4,272)        (6,048)        (5,962)
                                                              --------       --------       --------
          Total............................................      4,239         (1,757)           (28)
                                                              --------       --------       --------
Income (loss) before income taxes, minority interest and
  extraordinary item.......................................     60,654         66,986        (39,783)
Income tax expense.........................................     18,196         22,895         32,944
                                                              --------       --------       --------
Income (loss) before minority interest and extraordinary
  item.....................................................     42,458         44,091        (72,727)
Minority interest in net income (loss) of subsidiary.......       (337)          (248)           318
                                                              --------       --------       --------
Income (loss) before extraordinary item....................     42,795         44,339        (73,045)
Extraordinary gain on repurchase of convertible notes (net
  of tax)..................................................      3,494             --             --
                                                              --------       --------       --------
Net income (loss)..........................................   $ 46,289       $ 44,339       $(73,045)
                                                              ========       ========       ========
Basic earnings (loss) per share:
  Income (loss) before extraordinary item..................   $   1.14       $   1.21       $  (2.15)
  Extraordinary item (net of tax)..........................       0.09             --             --
                                                              --------       --------       --------
  Net income (loss)........................................   $   1.24       $   1.21       $  (2.15)
                                                              ========       ========       ========
Diluted earnings (loss) per share:
  Income (loss) before extraordinary item..................   $   1.11       $   1.15       $  (2.15)
  Extraordinary item (net of tax)..........................       0.09             --             --
                                                              --------       --------       --------
  Net income (loss)........................................   $   1.19       $   1.15       $  (2.15)
                                                              ========       ========       ========
Shares:
  Basic....................................................     37,382         36,497         33,928
                                                              ========       ========       ========
  Diluted..................................................     40,754         41,683         33,928
                                                              ========       ========       ========

                See notes to consolidated financial statements.

                            C-CUBE MICROSYSTEMS INC.


           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                  NOTES        ACCUMULATED
                              COMMON STOCK        DEFERRED      RECEIVABLE        OTHER       RETAINED
                            -----------------      STOCK           FROM       COMPREHENSIVE   EARNINGS
                            SHARES    AMOUNT    COMPENSATION   STOCKHOLDERS       LOSS        (DEFICIT)
                            ------   --------   ------------   ------------   -------------   ---------
                                                          (IN THOUSANDS)
BALANCES, JANUARY 1,
  1996....................  32,363   $ 87,124      $(635)         $(459)         $  (874)     $  2,379
Net loss..................                                                                     (73,045)
Accumulated translation
  adjustments.............                                                          (378)
Unrealized gain on
  investments.............                                                             1
Comprehensive loss........
Common stock issued under
  stock plans.............   1,359      7,302
Common stock issued and
  stock options assumed in
  connection with business
  acquisition.............   2,291     76,580
Tax benefit from employee
  stock transactions......             20,038
Amortization of deferred
  stock compensation......                           385
Collection of notes
  receivable from
  stockholders............                                          154
                            ------   --------      -----          -----          -------      --------
BALANCES, DECEMBER 31,
  1996....................  36,013    191,044       (250)          (305)          (1,251)      (70,666)
Net income................                                                                      44,339
Accumulated translation
  adjustments.............                                                          (731)
Unrealized loss on
  investments.............                                                            (4)
Comprehensive income......
Common stock issued under
  stock plans.............     774      9,111
Tax benefit from employee
  stock transactions......              3,573
Amortization of deferred
  stock compensation......                           250
Collection of notes
  receivable from
  stockholders............                                          305
                            ------   --------      -----          -----          -------      --------
BALANCES, DECEMBER 31,
  1997....................  36,787    203,728         --             --           (1,986)      (26,327)
Net income................                                                                      46,289
Accumulated translation
  adjustments.............                                                            41
Unrealized gain on
  investments.............                                                            93
Comprehensive income......
Common stock issued under
  stock plans.............   1,474     20,111
Tax benefit from employee
  stock transactions......              1,426
                            ------   --------      -----          -----          -------      --------
BALANCES, DECEMBER 31,
  1998....................  38,261   $225,265      $  --          $  --          $(1,852)     $ 19,962
                            ======   ========      =====          =====          =======      ========

                                                TOTAL
                                TOTAL       COMPREHENSIVE
                            STOCKHOLDERS'      INCOME
                               EQUITY          (LOSS)
                            -------------   -------------
                                   (IN THOUSANDS)
BALANCES, JANUARY 1,
  1996....................    $ 87,535
Net loss..................     (73,045)       $(73,045)
Accumulated translation
  adjustments.............        (378)           (378)
Unrealized gain on
  investments.............           1               1
                                              --------
Comprehensive loss........                    $(73,422)
                                              ========
Common stock issued under
  stock plans.............       7,302
Common stock issued and
  stock options assumed in
  connection with business
  acquisition.............      76,580
Tax benefit from employee
  stock transactions......      20,038
Amortization of deferred
  stock compensation......         385
Collection of notes
  receivable from
  stockholders............         154
                              --------        --------
BALANCES, DECEMBER 31,
  1996....................     118,572
Net income................      44,339        $ 44,339
Accumulated translation
  adjustments.............        (731)           (731)
Unrealized loss on
  investments.............          (4)             (4)
                                              --------
Comprehensive income......                    $ 43,604
                                              ========
Common stock issued under
  stock plans.............       9,111
Tax benefit from employee
  stock transactions......       3,573
Amortization of deferred
  stock compensation......         250
Collection of notes
  receivable from
  stockholders............         305
                              --------        --------
BALANCES, DECEMBER 31,
  1997....................     175,415
Net income................      46,289        $ 46,289
Accumulated translation
  adjustments.............          41              41
Unrealized gain on
  investments.............          93              93
                                              --------
Comprehensive income......                    $ 46,423
                                              ========
Common stock issued under
  stock plans.............      20,111
Tax benefit from employee
  stock transactions......       1,426
                              --------
BALANCES, DECEMBER 31,
  1998....................    $243,375
                              ========

                See notes to consolidated financial statements.

                            C-CUBE MICROSYSTEMS INC.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1998         1997        1996
                                                              ---------    --------    --------
                                                                       (IN THOUSANDS)
Cash flows from operating activities:
  Net income (loss).........................................  $  46,289    $ 44,339    $(73,045)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Extraordinary gain on repurchase of convertible notes...     (3,494)         --          --
    Minority interest in subsidiary.........................       (337)       (248)        318
    Depreciation and amortization...........................     22,577      17,396       7,728
    Deferred income taxes...................................      4,107       3,356      (9,007)
    Purchased in-process technology.........................         --          --     131,349
    Changes in assets and liabilities:
      Receivables...........................................      4,138        (146)       (890)
      Inventories...........................................       (490)     12,712      (6,751)
      Production capacity rights............................         --          --     (24,500)
      Prepaids and other assets.............................     (4,457)     10,956        (455)
      Accounts payable......................................     10,153      (8,993)     (6,685)
      Income taxes payable..................................     10,680       2,147      (9,789)
      Deferred contract revenue.............................      2,811      (2,815)      6,710
      Accrued liabilities...................................      6,352       9,926         238
                                                              ---------    --------    --------
  Net cash provided by operating activities.................     98,329      88,630      15,221
                                                              ---------    --------    --------
Cash flows from investing activities:
  Sales and maturities of short-term investments............     69,736      14,850      54,701
  Purchases of short-term investments.......................   (147,322)    (29,956)    (49,297)
  Capital expenditures......................................    (20,037)    (13,572)    (17,141)
  Acquisition of business (net of $8.4 million cash acquired
    in 1996)................................................         --          --     (58,568)
  Other assets..............................................        207         368        (126)
                                                              ---------    --------    --------
  Net cash used in investing activities.....................    (97,416)    (28,310)    (70,431)
                                                              ---------    --------    --------
Cash flows from financing activities:
  Bank borrowings...........................................     39,541          --          --
  Repayment of bank borrowings..............................    (39,541)         --          --
  Notes payable -- net......................................         --          --      (8,836)
  Payment of purchase consideration.........................     (1,125)         --          --
  Payments of capital lease obligations.....................       (369)       (467)       (626)
  Repurchase of convertible subordinated notes..............    (56,099)         --          --
  Sale of common stock, net of notes receivable.............     20,111       9,111       7,302
  Collection of stockholder notes receivable................         --         305         154
                                                              ---------    --------    --------
  Net cash provided by (used in) financing activities.......    (37,482)      8,949      (2,006)
                                                              ---------    --------    --------
Exchange rate impact on cash and equivalents................       (241)       (476)         43
                                                              ---------    --------    --------
Net increase (decrease) in cash and equivalents.............    (36,810)     68,793     (57,173)
Cash and equivalents, beginning of period...................    145,034      76,241     133,414
                                                              ---------    --------    --------
Cash and equivalents, end of period.........................  $ 108,224    $145,034    $ 76,241
                                                              =========    ========    ========
Supplemental schedule of noncash investing and financing
  activities:
  Unrealized gain (loss) on investments.....................  $      93    $     (4)   $      1
  Purchase of production capacity rights for note payable...         --          --     (24,500)
  Forgiveness of note payable for production capacity
    rights..................................................         --      24,500          --
  Equipment acquired under lease............................        861          --          --
Supplemental disclosure of cash flow information --
  Cash paid during the period for:
  Interest..................................................  $   4,410    $  5,609    $  5,852
  Income taxes..............................................      1,092      11,473      38,127

                See notes to consolidated financial statements.

                            C-CUBE MICROSYSTEMS INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  Organization

     C-Cube Microsystems Inc. (the "Company" or "C-Cube") was founded in July 1988. The Company operates in two segments as a leading provider of both digital video semiconductor solutions which implement international standards for digital video, including MPEG-1 and MPEG-2, and digital video networks for broadcast communications applications.

  Consolidation

     The consolidated financial statements include the Company, its wholly owned subsidiaries and C-Cube Japan, Inc. (a 65% owned Japanese subsidiary) after elimination of intercompany accounts and transactions.

  Cash and Equivalents and Short-term Investments

     All highly liquid debt instruments purchased with a remaining maturity of three months or less are classified as cash equivalents.

     Management determines the classification of debt and equity securities at the time of purchase and reevaluates the classification at each balance sheet date. Short-term investments are classified as available-for-sale when the Company generally has the ability and intent to hold such securities to maturity, but, in certain circumstances, may potentially dispose of such securities prior to their maturity to implement management strategies. Securities available-for-sale are reported at fair value with unrealized gains and losses reported as a separate component of stockholders' equity. All available-for-sale securities are classified as current assets.

  Inventories

     Inventories are stated at the lower of cost (first-in, first-out) or market. Cost is computed using standard costs which approximate actual cost on a first-in, first-out basis.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is provided using the straight-line method over estimated useful lives of three years. Equipment under capital lease and leasehold improvements are amortized over the shorter of their estimated useful lives, generally three years, or the lease term.

  Investments in Companies

     Investments in 20% to 50% owned companies are accounted for using the equity method. Investments in less than 20% owned companies are accounted for using the cost method unless the Company can exercise significant influence or the investee is economically dependent upon the Company, in which case the equity method is used. Such investments are included in other assets.

  Production Capacity Rights

     Production capacity rights are allocated between current and long-term assets and are amortized over the shorter of the contract period or the actual delivery of wafers in relation to the total amount of wafers purchased under the agreement.

                            C-CUBE MICROSYSTEMS INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 -- (CONTINUED)

  Revenue Recognition and Accounts Receivable

     The Company records product sales to customers and distributors at the time of shipment. Certain of the Company's agreements with its distributors permit limited stock rotation and provide for price protection. Allowances for returns and adjustments, including price protection, are provided at the time sales are recorded.

     Revenue from systems contracts is recognized based on performance of specific tasks with approval and acceptance by the customer. Completion of these tasks are natural milestones used in measuring the progress to completion of the project. Such tasks include design, assembly and configuration of equipment and system performance tests at factory and at customer sites. Losses, if any, are recorded when determinable. Unbilled receivables result from completion of tasks as described above in advance of billing schedules. Deferred revenue arises from billing schedules in advance of completion of tasks. It is anticipated that all unbilled receivables from such contracts will be collected within one year.

  Research and Development

     Research and development expenses include costs and expenses associated with the development of the Company's design methodology and the design and development of new products, including initial nonrecurring engineering and product verification charges from foundries. Research and development is expensed as incurred.

  Income Taxes

     The accounting for income taxes requires an asset and liability approach and requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities and net operating loss and tax credit carryforwards.

  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses as of the dates and for the periods presented. Actual results could differ from those estimates.

  Fair Value of Financial Instruments

     Financial instruments include cash equivalents, short-term investments, a promissory note and convertible subordinated notes. Cash equivalents and short-term investments are stated at fair value based on quoted market prices. Fair value of convertible subordinated notes is determined using market information and valuation methodologies considered to be appropriate. The estimated fair value of the Company's convertible subordinated notes was $38 million and $70 million at December 31, 1998 and 1997, respectively. The estimated fair value of all other financial instruments at December 31, 1998 and 1997 was not materially different from the values presented in the consolidated balance sheets.

  Concentration of Credit Risk

     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments, accounts receivable and financial instruments used in hedging transactions. By policy, the Company places its investments only with financial institutions meeting its credit guidelines and, other than U.S. Government Treasury instruments, limits the amounts

                            C-CUBE MICROSYSTEMS INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 -- (CONTINUED)

invested in any one institution or in any type of instrument. Almost all of the Company's accounts receivable are derived from sales to manufacturers and distributors in the consumer electronics, computer and communications markets. The Company performs ongoing credit evaluations of its customers' financial condition and manages its exposure to losses from bad debts by limiting the amount of credit extended whenever deemed necessary and generally does not require collateral.

     The Company is subject to credit risks related to sales made into Asia, where an economic crisis, which resulted in several countries sharply devaluing their currencies in 1998, is reducing the cash flows and the access to credit of some of the Company's major customers. Approximately 49% of the Company's sales in 1998 were into Asia. The Company is requiring letters of credit for substantially all of its sales into Asia, except for those made into Japan and Taiwan. Nevertheless, banks have failed in some of these countries in recent months, and it is possible that there will be more such failures before the crisis is settled. Bank failures could cause the letters of credit upon which the Company is relying on not to be paid or to be paid much later than is called for in the contract. To reduce this risk, the Company is requiring its customers in Asia to obtain letters of credit from only the largest banks in the customer's country, or in the case of China, the largest banks in Hong Kong and China. However, there can be no assurance that the largest banks in these countries will not fail, causing defaults against letters of credit.

  Product and Geographic Risks

     Sales of the Company's VideoCD and Chaoji VCD decoder products represent a significant percentage of the Company's total net revenues. Declines in demand for these products, whether as a result of competition, technological change or otherwise, would have a material adverse effect on the Company's business and results of operations.

     The Asian consumer electronics markets accounted for approximately 49%, 55% and 62% of total Company sales in 1998, 1997 and 1996, respectively. The economic crisis in Asia has been characterized by increases in idle production capacity, real estate vacancies, unemployment and bank failures, and has resulted in currency devaluation, falling consumer spending and domestic price deflation. Any of these factors could significantly reduce the demand for the end user goods in which the Company's products are incorporated. Most of the Company's sales in Asia were of decoder chips, which are used in VideoCD players. There can be no assurance that the Company will not experience reduced sales of its products into Asia because of declining consumer spending or because of its customers' increasing difficulty in obtaining letters of credit, which the Company requires prior to shipment.

  Foreign Currency Translation

     The functional currency of C-Cube Japan is the Japanese yen. Accordingly all assets and liabilities of C-Cube Japan are translated at the current exchange rate at the end of the period and revenues and costs at average exchange rates in effect during the period. Gains and losses from foreign currency translation are recorded as a separate component of stockholders' equity.

  Forward Exchange Contracts

     In the normal course of business, the Company has exposure to foreign currency fluctuations arising from foreign currency purchases and intercompany sales, among other things. The Company enters into forward exchange contracts to neutralize the impact of foreign currency fluctuations on assets and liabilities. All foreign exchange contracts are designated as and effective as hedges. Gains and losses on forward exchange contracts are deferred and recognized in income when the related transactions being hedged are recognized. The costs of entering into such contracts are not material to the Company's financial results. The fair value of exchange

                            C-CUBE MICROSYSTEMS INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 -- (CONTINUED)

contracts is determined by obtaining quoted market prices of comparable contracts at the balance sheet date, adjusted by interpolation where necessary for maturity differences.

     At December 31, 1998, the Company had $0.6 million of outstanding foreign exchange contracts to buy Japanese yen and $1.6 million of outstanding foreign exchange contracts to sell Japanese yen. The net carrying value of contracts at December 31, 1998 was $1.0 million and estimated fair value of these contracts was $1.0 million. These contracts mature through March 1999. Also, at December 31, 1998, the Company had $4.2 million of outstanding foreign exchange contracts to sell British pounds. The estimated fair value of these contracts was $4.2 million. These contracts mature through February 1999. Unrealized losses on forward exchange contracts at December 31, 1998 were not material. The Company's risk in these contracts is the cost of replacing, at current market rates, these contracts in the event of default by the other party. These contracts are executed with credit worthy financial institutions and are denominated in the currency of major industrial nations.

     At December 31, 1997, the Company had $13.4 million of outstanding foreign exchange contracts to buy Japanese yen and $1.3 million of outstanding foreign exchange contracts to sell Japanese yen, maturing through April 1998. The net carrying value of contracts at December 31, 1997 was $12.1 million and estimated fair value of these contracts was $11.7 million. Unrealized losses on forward exchange contracts at December 31, 1997 were $0.4 million. Prior to 1997, the Company held no foreign exchange contracts.

  Intangibles

     The Company amortizes distribution rights over 15 years and other intangible assets over five years. The Company reviews intangibles and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of intangibles and other long-lived assets is measured by comparison of its carrying amount to future net cash flows the intangibles and other long-lived assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the intangible or other long-lived assets exceeds its fair market value, as determined by discounted cash flows using a discount rate reflecting the Company's average cost of funds.

     During 1995, the Company and Kubota Corporation contributed additional equity to C-Cube Japan and the Company recorded a $768,000 adjustment to paid-in capital to reflect subsidiary losses previously recognized.

  Earnings (Loss) Per Share

     Basic earnings per share (EPS) excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock.

  Stock-Based Compensation

     The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees."

  Recently Issued Accounting Standards

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the

                            C-CUBE MICROSYSTEMS INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 -- (CONTINUED)

statement of financial position and measure those instruments at fair value. Adoption of this statement is not expected to materially impact the Company's consolidated financial position, results of operations or cash flows. The Company is required to adopt this statement in the first quarter of fiscal year 2000, with early adoption permitted.

  Reclassifications

     Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income, net loss or stockholders' equity.

NOTE 2. ACQUISITIONS

     On August 28, 1996, the Company acquired DiviCom Inc., a digital video networking company. C-Cube paid $65.7 million in cash, issued 2.3 million shares of its common stock valued at $69.6 million, assumed options exercisable for 264,000 shares of its common stock valued at $7.0 million and incurred $1.35 million in other costs in exchange for the outstanding shares of DiviCom stock that C-Cube did not already own. The purchase price was allocated on the basis of the estimated fair value of the assets acquired and liabilities assumed as follows (in thousands):

Fair value of tangible assets acquired (including cash of
  $8,448)...................................................  $ 53,741
Purchased technology........................................    14,159
In-process technology.......................................   131,349
Liabilities assumed (including deferred tax liabilities of
  $5,239)...................................................   (55,653)
                                                              --------
Purchase consideration......................................  $143,596
                                                              ========

     The purchased technology is being amortized over 5 years. The Company incurred acquisition-related charges of $133 million, which include the in-process technology write-off and bonuses paid to DiviCom employees.

     The acquisition of DiviCom was accounted for as a purchase and therefore DiviCom financial results from the date of acquisition, August 28, 1996, are included in C-Cube's consolidated financial results.

     Excluding the one-time charge of $133 million, intercompany sales and cost of sales, and including amortization of purchased technology, pro forma revenue, net income and diluted earnings per share would be $354 million, $49 million and $1.27, respectively for the year ended December 31, 1996, assuming DiviCom had been acquired at the beginning of the period. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for the entire period presented or of future operations of the combined companies.

NOTE 3. PRODUCTION CAPACITY RIGHTS


     In the second quarter of 1996, the Company expanded and formalized its relationship with Taiwan Semiconductor Manufacturing Co., Ltd. (TSMC) to provide additional wafer production capacity in the years 1996 to 2001. The agreement with TSMC provided that TSMC would produce and ship wafers to C-Cube at specified prices and required C-Cube to make two advance payments totaling $49 million. An advance payment of $24.5 million was made in June 1996. In May 1997, the Company amended its agreement with TSMC which resulted in a reduction of the Company's future wafer purchase commitments and the forgiveness of the second advance payment of $24.5 million. TSMC will apply the June 1996 prepayment against a portion of the wafer cost as product is delivered to C-Cube. Advance payments associated with wafer production capacity rights are amortized over the shorter of the contract

                            C-CUBE MICROSYSTEMS INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 -- (CONTINUED)

period or the actual delivery of wafers in relation to the total amount of wafers purchased under the agreement. At December 31, 1998, $5.6 million of the remaining $18.2 million production capacity rights is included in other current assets. In January 1999, the Company signed a second amendment to its agreement with TSMC which will result in a refund to the Company of $11.7 million from the remaining $18.2 million balance in prepaid capacity.

NOTE 4. SHORT-TERM INVESTMENTS

     Short-term investments include the following available-for-sale securities as of December 31, 1998 and 1997:

                                                                   UNREALIZED    UNREALIZED
                                           AMORTIZED    MARKET      HOLDING       HOLDING
                                             COST        VALUE       GAINS         LOSSES
                                           ---------    -------    ----------    ----------
                                                            (IN THOUSANDS)
1998:
  Commercial paper.......................   $40,554     $40,550       $ 20          $(24)
  Municipal bonds........................    32,856      32,929         88           (15)
  U.S. government agencies...............    26,117      26,124          7            --
                                            -------     -------       ----          ----
          Total short-term investments...   $99,527     $99,603       $115          $(39)
                                            =======     =======       ====          ====
1997:
  Commercial paper.......................   $21,333     $21,316       $ --          $(17)
                                            =======     =======       ====          ====

     The Company's holdings of commercial paper and U.S. government agencies mature within one year. Holdings of municipal bonds maturing within one year have a market value of $10.7 million, and maturing in one to five years have a market value of $22.3 million.

     The Company realized net gains of $80,000 on the sale of investments in 1998, and no gains or losses on the sale of investments in 1997 or 1996.

NOTE 5. INVENTORIES

     Inventories consist of:

                                                              DECEMBER 31,
                                                           ------------------
                                                            1998       1997
                                                           -------    -------
                                                             (IN THOUSANDS)
Finished goods...........................................  $ 3,566    $ 9,158
Work-in-process..........................................    6,281      3,852
Raw materials............................................    6,226      2,260
                                                           -------    -------
          Total..........................................  $16,073    $15,270
                                                           =======    =======

                            C-CUBE MICROSYSTEMS INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 -- (CONTINUED)

NOTE 6. PROPERTY AND EQUIPMENT

     Property and equipment consist of:

                                                             DECEMBER 31,
                                                         --------------------
                                                           1998        1997
                                                         --------    --------
                                                            (IN THOUSANDS)
Equipment under capital lease..........................  $  2,108    $  2,834
Machinery and equipment -- principally computers.......    52,355      44,307
Furniture and fixtures.................................     4,542       3,559
Leasehold improvements.................................     5,529       4,727
                                                         --------    --------
          Total........................................    64,534      55,427
Accumulated depreciation and amortization..............   (34,912)    (31,866)
                                                         --------    --------
Property and equipment -- net..........................  $ 29,622    $ 23,561
                                                         ========    ========

NOTE 7. LINE OF CREDIT AND NOTES PAYABLE TO BANKS

     At December 31, 1998, the Company had an available bank line of credit of $30,000,000 which expires May 1, 1999. Borrowings bear interest at LIBOR plus 1.25% or the bank's prime rate (7.75% at December 31, 1998). The line of credit agreement requires the Company, among other things, to maintain a minimum tangible net worth, annual net income (no quarterly loss exceeding $3,000,000) and certain financial ratios. In addition, the bank agreement prohibits the payment of cash dividends. At December 31, 1998, the Company was in compliance with these covenants, and there were no outstanding balances under this line.

NOTE 8. LONG-TERM OBLIGATIONS

     Long-term obligations consist of the following:

                                                              DECEMBER 31,
                                                           ------------------
                                                            1998       1997
                                                           -------    -------
                                                             (IN THOUSANDS)
Convertible notes (see below)............................  $22,790    $86,250
Purchase consideration (see below).......................       --      1,125
Capital lease obligations (see Note 9)...................      717        225
Other long-term obligations..............................      405        470
                                                           -------    -------
                                                            23,912     88,070
Current portion..........................................     (355)      (608)
                                                           -------    -------
Long-term portion........................................  $23,557    $87,462
                                                           =======    =======

     In November 1995, the Company completed a public debt offering of $86.3 million of convertible subordinated notes. The notes mature in 2005. Interest is payable semi-annually at 5.875% per annum. The notes are convertible at the option of the note holders into the Company's common stock at an initial conversion price of $30.70 per share, subject to adjustment. Beginning in November 1997, the notes are redeemable at the option of the Company at an initial redemption price of 104.7% of the principal amount.

     During 1998, the Company repurchased $63.5 million of the face value of the notes at 88.4% of the principal amount, with accrued interest to the date of repurchase. Upon repurchase of the notes, the Company recognized extraordinary gains of $3.5 million, or $0.09 per diluted share, net of related income taxes of $2.4

                            C-CUBE MICROSYSTEMS INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 -- (CONTINUED)

million. The Company has reserved 742,345 shares of common stock for conversion of the notes outstanding at December 31, 1998. Total offering costs of $793,000 are included in other assets and are amortized on a straight-line basis as an adjustment to interest expense over the remaining term of the notes.

     On November 1995, the Company acquired all of the outstanding capital stock of Media Computer Technologies, Inc. (MCT), and withheld $1.1 million of the purchase price for indemnification against unknown claims, which was included in long-term obligations at December 31, 1997. In 1998, the Company released the purchase consideration to MCT shareholders and option holders, as specified under the merger agreement.

NOTE 9. LEASE COMMITMENTS

     Equipment with a cost and accumulated depreciation of $2,108,000 and $1,391,000, respectively, at December 31, 1998 (cost of $2,834,000 fully depreciated at December 31, 1997) has been leased under capital leases. In addition, the Company rents office and research facilities under operating lease agreements which expire through April 2005.

     Future minimum annual operating and capital lease commitments at December 31, 1998 are as follows:

                                                              OPERATING    CAPITAL
                                                              ---------    -------
                                                                 (IN THOUSANDS)
1999........................................................   $ 4,425      $ 304
2000........................................................     3,297        304
2001........................................................     1,436        152
2002........................................................     1,329         --
2003........................................................     1,338         --
Thereafter..................................................     1,037         --
                                                               -------      -----
Total minimum lease payments................................   $12,862        760
                                                               =======
Amount representing interest................................                  (43)
                                                                            -----
Present value of minimum lease payments.....................                  717
Current portion.............................................                 (278)
                                                                            -----
Long-term portion...........................................                $ 439
                                                                            =====

     Rent expense for operating leases was approximately $3,586,000, $3,385,000 and $2,048,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

NOTE 10. STOCKHOLDERS' EQUITY

  Preferred Stock

     The number of shares of preferred stock authorized to be issued is 5,000,000 with a par value of $0.001 per share. Preferred stock may be issued from time-to-time in one or more series. The Board of Directors is authorized to provide for the rights, preferences, privileges and restrictions of the shares of such series. As of December 31, 1998, no shares of preferred stock had been issued.

                            C-CUBE MICROSYSTEMS INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 -- (CONTINUED)

  Common Stock

     The Company has authorized 38,626,670 shares of its common stock for issuance to founders, employees and others as designated by the Board of Directors through the Company's stock option plans or through stock purchase agreements. Notes receivable from stockholders were collected in 1997.

  Employee Stock Option Plans

     The Company's stock option plans (the "Plans") authorize the issuance of 35,777,670 shares of common stock (included in the 38,626,670 authorized shares discussed above) for the grant of incentive or nonstatutory stock options and the direct award or sale of shares to employees, directors, contractors and consultants. Under the Plans, options are generally granted at fair value at the date of grant. Such options become exercisable over periods of one to five years and expire up to 10 years from the grant date.

     Upon the acquisition of DiviCom in August 1996, 268,285 outstanding options under DiviCom's Stock Option Plan at an average exercise price of $7.75 were assumed by C-Cube. These options retained their original terms.

     The Company repriced 6,429,078 options to $19.94, the market price on July 14, 1997, and 3,532,716 options to $38.13, the market price on September 11, 1996. The repriced shares are treated as canceled and regranted; however, the vesting terms on the 1997 regrants were extended six months. The 1996 regrants retained their original vesting terms.

     Option activity under the Plans was as follows:

                                                                              WEIGHTED
                                                               NUMBER         AVERAGE
                                                             OF SHARES     EXERCISE PRICE
                                                             ----------    --------------
Outstanding, January 1, 1996 (1,316,523 exercisable at a
  weighted average price of $4.16).........................   6,013,818       $ 12.20
Granted (weighted average fair value of $17.87)............   8,076,424         40.57
Exercised..................................................  (1,189,523)        (4.56)
Canceled...................................................  (3,899,002)       (44.38)
                                                             ----------
Outstanding, December 31, 1996 (2,301,108 exercisable at a
  weighted average price of $9.36).........................   9,001,717         24.63
Granted (weighted average fair value of $13.02)............  11,025,405         21.38
Exercised..................................................    (570,164)        (8.47)
Canceled...................................................  (7,542,412)       (31.90)
                                                             ----------
Outstanding, December 31, 1997 (3,699,655 exercisable at a
  weighted average price of $12.93)........................  11,914,546         17.80
Granted (weighted average fair value of $11.82)............   5,416,528         18.60
Exercised..................................................  (1,250,803)       (13.14)
Canceled...................................................  (1,861,978)       (19.95)
                                                             ----------
Outstanding, December 31, 1998.............................  14,218,293       $ 18.23
                                                             ==========

                            C-CUBE MICROSYSTEMS INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 -- (CONTINUED)

     Additional information regarding options outstanding as of December 31, 1998 is as follows:

                            OPTIONS OUTSTANDING
                 ------------------------------------------
                                WEIGHTED
                                 AVERAGE                          OPTIONS EXERCISABLE
                                REMAINING                     ----------------------------
                               CONTRACTUAL      WEIGHTED                       WEIGHTED
   RANGE OF        NUMBER         LIFE          AVERAGE         NUMBER         AVERAGE
EXERCISE PRICES  OUTSTANDING     (YEARS)     EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
---------------  -----------   -----------   --------------   -----------   --------------
$ 0.14 - $ 1.50     314,225       3.98           $ 0.54          314,225        $ 0.54
  2.87 -  14.75   2,221,839       6.90             9.69        1,612,265          8.17
 14.81 -  19.50   4,819,212       9.12            17.93          701,221         17.70
 19.56 -  19.94   5,012,486       7.73            19.93        1,935,004         19.94
 20.06 -  63.00   1,850,531       8.76            27.68          419,932         32.33
                 ----------       ----           ------        ---------        ------
$ 0.14 - $63.00  14,218,293       8.12           $18.23        4,982,647        $15.64
                 ==========       ====           ======        =========        ======

     At December 31, 1998, 871,511 shares were available for future grants.

  Employee Stock Purchase Plan

     The Company has an employee stock purchase plan, under which eligible employees may authorize payroll deductions of up to 10% of their compensation (as defined in the plan) to purchase common stock at a price equal to 85% of the lower of the fair market values as of the beginning or the end of the offering period. There are 1,580,000 shares authorized under this plan. Stock issued under the plan was 223,000, 211,000 and 171,000 shares in 1998, 1997 and 1996 at weighted average prices of $15.52, $20.52 and $11.07, respectively. The weighted average fair value of the 1998, 1997 and 1996 awards was $7.06, $9.46 and $10.39, respectively. At December 31, 1998, 800,300 shares of common stock were available for issuance under this plan.

  Additional Stock Plan Information

     As discussed in Note 1, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements which are granted with exercise prices equal to the fair market value at grant date.

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS 123) requires the disclosure of pro forma net income and earnings per share had the Company adopted the fair value method as of the beginning of fiscal 1995. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, 5.60 in 1998, 5.50 years in 1997 and 6.25 years in 1996; stock volatility, 68% in 1998, 63% in 1997 and 66% in 1996; risk free interest rates, 5.2% in 1998, 6.1% in 1997 and 6.1% in 1996; and no dividends during the expected term. The Company's calculations are based on a single option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the 1998, 1997 and 1996 awards had been amortized to expense over the vesting period of the awards, pro forma net income would have been $15.2 million ($0.52 per

                            C-CUBE MICROSYSTEMS INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 -- (CONTINUED)

share) in 1998, $18.0 million ($0.54 per share) in 1997 and net loss would have been $85.6 million ($2.52 per share) in 1996. However, the impact of outstanding non-vested stock options granted prior to 1995 has been excluded from the pro forma calculation; accordingly, the 1998, 1997 and 1996 pro forma adjustments are not indicative of future period pro forma adjustments, when the calculation will apply to all applicable stock options. Per share amounts above represent diluted earnings per share under SFAS 128 (see Note 1).

  Deferred Stock Compensation

     In connection with the grants of certain stock options to employees in 1994 and 1993, the Company recorded deferred stock compensation for the difference between the deemed fair value for accounting purposes and the option price as determined by the Board at the grant dates. Deferred stock compensation was amortized over the vesting period of the related stock options and was fully amortized by December 31, 1997.

NOTE 11. EARNINGS (LOSS) PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

                                                 QUARTER ENDED                YEAR ENDED
                                              -------------------   ------------------------------
                                              DEC. 31,   DEC. 31,   DEC. 31,   DEC. 31,   DEC. 31,
                                                1998       1997       1998       1997       1996
                                              --------   --------   --------   --------   --------
Numerator:
  Net income (loss) before extraordinary
     item...................................  $12,424    $11,597    $42,795    $44,339    $(73,045)
  Extraordinary item........................       --         --      3,494         --          --
                                              -------    -------    -------    -------    --------
  Numerator for basic earnings (loss) per
     share..................................   12,424     11,597     46,289     44,339     (73,045)
  Addback interest expense after tax related
     to convertible shares..................      211        883      2,242      3,532          --
                                              -------    -------    -------    -------    --------
  Numerator for diluted earnings (loss) per
     share..................................  $12,635    $12,480    $48,531    $47,871    $(73,045)
Denominator:
  Weighted-average shares -- denominator for
     basic earnings (loss) per share........   37,884     36,738     37,382     36,497      33,928
  Convertible shares........................      743      2,809      1,871      2,809          --
  Dilutive common stock equivalents, using
     treasury stock method..................    2,081      2,476      1,501      2,377          --
                                              -------    -------    -------    -------    --------
  Denominator for diluted earnings (loss)
     per share..............................   40,708     42,023     40,754     41,683      33,928
                                              =======    =======    =======    =======    ========
Basic earnings (loss) per share.............  $  0.33    $  0.32    $  1.24    $  1.21    $  (2.15)
                                              =======    =======    =======    =======    ========
Diluted earnings (loss) per share...........  $  0.31    $  0.30    $  1.19    $  1.15    $  (2.15)
                                              =======    =======    =======    =======    ========

NOTE 12. COMPREHENSIVE INCOME

     In the first quarter of 1998, the Company adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income," which requires an enterprise to report, by major components and as a single total, the change in net assets during the period from nonowner sources. SFAS 130 requires unrealized gains or losses on investments and foreign currency translation adjustments,

                            C-CUBE MICROSYSTEMS INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 -- (CONTINUED)

which prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive income; however, the adoption of this Statement had no impact on net income or stockholders' equity. The Company has presented its comprehensive income or loss in the Statement of Changes in Stockholders' Equity. Prior year amounts have been reclassified to conform to the requirements of SFAS 130.

     The following are the components of accumulated other comprehensive loss:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1997
                                                              -------    -------
                                                                (IN THOUSANDS)
Unrealized gain (loss) on investments:
  Unrealized holding gains (losses) arising during period...  $    93    $    (4)
  Less: reclassification adjustment for losses included in
     net income.............................................      (17)       (13)
                                                              -------    -------
Net unrealized gain (loss) on investments...................       76        (17)
Accumulated translation adjustments.........................   (1,928)    (1,969)
                                                              -------    -------
          Total.............................................  $(1,852)   $(1,986)
                                                              =======    =======

NOTE 13. INCOME TAXES

     The provision for income taxes is as follows:

                                                          YEARS ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1998       1997       1996
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Current:
  Federal.............................................  $10,348    $14,336    $37,087
  State...............................................    1,598      2,938      4,686
  Foreign.............................................    2,143      2,265        170
                                                        -------    -------    -------
          Total.......................................   14,089     19,539     41,943
Deferred:
  Federal.............................................    4,430      3,105     (6,660)
  State...............................................     (323)      (899)    (1,189)
  Foreign.............................................       --      1,150     (1,150)
                                                        -------    -------    -------
          Total.......................................    4,107      3,356     (8,999)
                                                        -------    -------    -------
Total.................................................  $18,196    $22,895    $32,944
                                                        =======    =======    =======

     The tax benefit associated with dispositions from employee stock plans reduced taxes currently payable by $1,426,000, $3,573,000 and $20,038,000 for 1998, 1997 and 1996, respectively.

                            C-CUBE MICROSYSTEMS INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 -- (CONTINUED)

     Income tax expense differs from the amount computed by applying the federal statutory income tax rate to income before taxes as follows:

                                                          YEARS ENDED DECEMBER 31,
                                                       ------------------------------
                                                        1998       1997        1996
                                                       -------    -------    --------
                                                               (IN THOUSANDS)
Tax expense (benefit) computed at federal statutory
  rate...............................................  $21,228    $23,445    $(14,035)
State income taxes, net of federal effect............    1,329      1,248      (1,865)
Tax credits..........................................   (2,609)    (2,646)     (4,710)
Change in valuation allowance........................       --         --      (1,324)
Purchased in-process technology......................       --         --      52,080
Foreign operations taxed at different rates..........   (2,533)     1,068       1,239
Other................................................      781       (220)      1,559
                                                       -------    -------    --------
  Income tax expense.................................  $18,196    $22,895    $ 32,944
                                                       =======    =======    ========

     The components of the net deferred tax asset as of December 31 were as follows:

                                                               1998       1997
                                                              -------    -------
                                                                (IN THOUSANDS)
Deferred tax assets:
  Accruals and reserves recognized in different periods.....  $11,719    $11,603
  Net operating loss carryforwards..........................      444        289
  Tax credit carryforwards..................................       --      1,607
  Deferred revenue..........................................    1,700         --
  Tax basis depreciation....................................       --        990
  Other.....................................................       --        972
                                                              -------    -------
          Total.............................................   13,863     15,461
Valuation allowance.........................................     (444)      (218)
                                                              -------    -------
          Net...............................................   13,419     15,243
Deferred tax liabilities:
  Purchased technology......................................   (2,925)    (4,616)
  Unrepatriated foreign earnings............................   (3,974)        --
                                                              -------    -------
  Net deferred tax assets...................................  $ 6,520    $10,627
                                                              =======    =======

     At December 31, 1998, the Company has foreign net operating loss carryforwards of approximately $966,000 expiring through 2003.

     U.S. income taxes were not provided on a cumulative total of approximately $17 million and $13 million of undistributed earnings from foreign subsidiaries for the years ending December 31, 1998 and 1997, respectively. The Company intends to reinvest these earnings indefinitely in foreign operations. It is not practicable to estimate the income tax liability that might be incurred upon the remittance of such earnings. The valuation allowance relates to foreign net operating losses which the Company believes may not be realized.

NOTE 14. EXTRAORDINARY ITEM

     During 1998, the Company repurchased $63.5 million of the face value of the Company's 5.875% subordinated convertible notes due in 2005 at 88.4% of the principal amount, with accrued interest to the

                            C-CUBE MICROSYSTEMS INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 -- (CONTINUED)

date of repurchase. Upon repurchase of the notes, the Company recognized extraordinary gains of $3.5 million, or $0.09 per diluted share, net of related income taxes of $2.4 million.

NOTE 15. EMPLOYEE BENEFIT PLAN

     The Company has a 401(k) tax-deferred savings plan under which participants may contribute up to 20% of their compensation, subject to certain Internal Revenue Service limitations. The Company is not required to contribute and has not contributed to the plan to date.

NOTE 16. DEVELOPMENT AGREEMENTS

     The Company enters into development agreements with other companies for which it receives development fees with certain payments contingent upon attaining contract milestones. The Company generally retains ownership of the products developed under the agreements; however, some agreements limit the product markets in which the Company may sell the developed product. In addition, under certain of the agreements, the Company is required to pay royalties based on a percentage of the net sales of the products developed under the agreements. Royalty expense was $587,000 in 1998, $1,960,000 in 1997 and $1,860,000 in 1996.

NOTE 17. SEGMENT INFORMATION

     On December 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," which established standards for reporting information about operating segments in annual financial statements, along with related disclosures about products and services, geographic areas, and major customers. The information for 1997 and 1996 has been restated from the prior year's presentation to conform to the 1998 presentation.

     Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker. By this definition, C-Cube has two operating segments: DiviCom, a wholly-owned subsidiary, and Semiconductor, a division of C-Cube Microsystems Inc. Each of these operating segments requires its own development and marketing strategies and therefore has separate management teams. C-Cube acquired DiviCom in 1996 and retained the management team at that time. DiviCom develops and integrates products and systems that enable the transmission of digital video, audio and data over satellite, broadcast, cable and wireless networks. These products and services allow its customers to create "end-to-end" digital video systems. DiviCom's products include program encoders, multiplexers, control and automation products and integration services. C-Cube's Semiconductor division provides powerful, highly integrated, standards-based digital video compression and decompression semiconductors. This technology has enabled the development of a significant number of new or enhanced applications in the consumer electronics and communications markets including VideoCD and DVD players, desktop video production systems, decoders for digital set-top boxes and broadcast and professional encoders.

                            C-CUBE MICROSYSTEMS INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 -- (CONTINUED)

     The Company evaluates performance and allocates resources based on profit or loss from operations before interest, income taxes and extraordinary items. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

  Segment Profit and Assets

                                                                 YEARS ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1998        1997      1996(2)
                                                             --------    --------    --------
                                                                      (IN THOUSANDS)
Revenues:(1)
  Semiconductor............................................  $209,082    $218,252    $270,631
  DiviCom..................................................   142,715     118,760      49,127
                                                             --------    --------    --------
Consolidated net revenues..................................  $351,797    $337,012    $319,758
                                                             ========    ========    ========
Income (loss) from operations:
  Semiconductor............................................  $ 33,113    $ 38,648    $(54,794)
  DiviCom..................................................    23,302      30,095      15,039
                                                             --------    --------    --------
Consolidated income (loss) from operations.................  $ 56,415    $ 68,743    $(39,755)
                                                             ========    ========    ========
Interest expense:
  Semiconductor............................................  $  3,766    $  5,574    $  5,446
  DiviCom..................................................        --          --          59
                                                             --------    --------    --------
                                                             $  3,766    $  5,574    $  5,505
                                                             ========    ========    ========
Interest income:
  Semiconductor............................................  $  5,789    $  3,941    $  5,544
  DiviCom..................................................     1,852         718         120
                                                             --------    --------    --------
                                                             $  7,641    $  4,659    $  5,664
                                                             ========    ========    ========
Depreciation and amortization expense:
  Semiconductor............................................  $ 15,896    $ 10,866    $  6,557
  DiviCom..................................................     6,681       6,530       1,171
                                                             --------    --------    --------
                                                             $ 22,577    $ 17,396    $  7,728
                                                             ========    ========    ========
Segment assets:
  Semiconductor............................................  $259,297    $233,959    $232,497
  DiviCom..................................................    83,874      70,149      47,018
                                                             --------    --------    --------
Consolidated net assets....................................  $343,171    $304,108    $279,515
                                                             ========    ========    ========
Capital expenditures:
  Semiconductor............................................  $ 12,867    $  7,918    $ 15,783
  DiviCom..................................................     7,170       5,654       1,358
                                                             --------    --------    --------
Consolidated capital expenditures..........................  $ 20,037    $ 13,572    $ 17,141
                                                             ========    ========    ========

---------------
(1) Revenues are shown net of eliminations of intersegment revenues. This presentation is consistent with the Company's internal presentation of financial information to management.

(2) DiviCom revenues, income from operations and capital expenditures for 1996 are presented subsequent to the August 28, 1996 date of acquisition. In 1996, acquisition-related charges of $131.3

                            C-CUBE MICROSYSTEMS INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 -- (CONTINUED)

    million and $2.6 million are included in income (loss) from operations for Semiconductor and DiviCom, respectively.

  Geographic Information

                                   1998                       1997                       1996
                          -----------------------    -----------------------    -----------------------
                                           NET                        NET                        NET
                          REVENUES(1)    PROPERTY    REVENUES(1)    PROPERTY    REVENUES(1)    PROPERTY
                          -----------    --------    -----------    --------    -----------    --------
                                                         (IN THOUSANDS)
North America...........   $132,513      $27,462      $119,575      $22,392      $105,301      $21,538
China...................    120,348          155       123,100          122        91,731           19
Europe..................     42,441          629        31,464          174        16,738           93
Japan...................     20,143          483        23,443          480        39,089          621
Other Asia..............     30,345          893        38,854          393        66,624          382
Rest of World...........      6,007           --           576           --           275           --
                           --------      -------      --------      -------      --------      -------
          Total.........   $351,797      $29,622      $337,012      $23,561      $319,758      $22,653
                           ========      =======      ========      =======      ========      =======

---------------
(1) Revenues are broken out geographically by the ship-to location of the customer.

  Major Customers

     During 1998, no individual customer accounted for 10% or more of the Company's consolidated revenues. Revenues from one customer of the Company's semiconductor segment accounted for $67.7 million and $39.1 million of the Company's consolidated revenues in 1997 and 1996, respectively.

NOTE 18. EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR'S REPORT

     On October 27, 1999, C-Cube entered into an Agreement and Plan of Merger and Reorganization with Harmonic Inc., a Delaware corporation ("Harmonic"), pursuant to which, subsequent to the sale or spin-off of C-Cube's semiconductor business, C-Cube has agreed to merge with and into Harmonic (the "Merger"). This Agreement was amended and restated on December 9, 1999. The Merger will be effected through the issuance of 0.5427 shares of Harmonic stock for each share of common stock of C-Cube outstanding immediately prior to the consummation of the Merger. The Merger is subject to the approval of the stockholders of each company, customary closing conditions, including applicable regulatory clearances, and the spin-off or sale of the semiconductor business.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Not applicable.

                            C-CUBE MICROSYSTEMS INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  1999             1998
                                                              -------------    ------------
                                                               (UNAUDITED)
                                                                  (IN THOUSANDS, EXCEPT
                                                                   PAR VALUE AMOUNTS)
                                          ASSETS
Current assets:
  Cash and equivalents......................................    $117,098         $108,224
  Short-term investments....................................     160,275           99,603
  Accounts receivable -- net................................      61,046           36,980
  Inventories...............................................      12,373           16,073
  Deferred income taxes.....................................      11,723           11,170
  Other current assets......................................      14,914           19,977
                                                                --------         --------
          Total current assets..............................     377,429          292,027
Property and equipment -- net...............................      33,881           29,622
Production capacity rights..................................       5,164           12,600
Distribution rights -- net..................................       1,359            1,483
Purchased technology -- net.................................       5,139            5,921
Other assets................................................       1,995            1,518
                                                                --------         --------
          Total.............................................    $424,967         $343,171
                                                                ========         ========

                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $ 24,356         $ 19,942
  Accrued liabilities.......................................      31,195           29,007
  Income taxes payable......................................      12,162           15,551
  Deferred contract revenue.................................       5,537            6,706
  Current portion of long-term obligations..................         368              355
                                                                --------         --------
          Total current liabilities.........................      73,618           71,561
Long-term obligations.......................................      20,150           23,557
Deferred income taxes.......................................       3,230            4,650
                                                                --------         --------
          Total liabilities.................................      96,998           99,768
                                                                --------         --------
Minority interest in subsidiary.............................         409               28
Stockholders' equity:
  Common stock, $0.001 par value, 150,000 shares authorized;
     shares outstanding: 1999 -- 40,477; 1998 -- 38,261.....     270,932          225,265
  Accumulated other comprehensive loss......................      (1,992)          (1,852)
  Retained earnings.........................................      58,620           19,962
                                                                --------         --------
          Total stockholders' equity........................     327,560          243,375
                                                                --------         --------
          Total.............................................    $424,967         $343,171
                                                                ========         ========

           See notes to condensed consolidated financial statements.

                            C-CUBE MICROSYSTEMS INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                      QUARTER ENDED        NINE MONTHS ENDED
                                                      SEPTEMBER 30,          SEPTEMBER 30,
                                                   -------------------    --------------------
                                                     1999       1998        1999        1998
                                                   --------    -------    --------    --------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                   (UNAUDITED)
Net revenues.....................................  $101,368    $86,162    $291,922    $255,997
                                                   --------    -------    --------    --------
Costs and expenses:
  Cost of revenues...............................    45,210     38,757     130,947     116,768
  Research and development.......................    21,094     18,867      61,659      55,134
  Selling, general and administrative............    17,462     15,207      50,677      43,756
                                                   --------    -------    --------    --------
          Total..................................    83,766     72,831     243,283     215,658
                                                   --------    -------    --------    --------
Income from operations...........................    17,602     13,331      48,639      40,339
Other income, net................................     2,657      1,636       7,084       2,547
                                                   --------    -------    --------    --------
Income before income taxes, minority interest and
  extraordinary item.............................    20,259     14,967      55,723      42,886
Income tax expense...............................     6,078      4,490      16,717      12,869
                                                   --------    -------    --------    --------
Income before minority interest and extraordinary
  item...........................................    14,181     10,477      39,006      30,017
Minority interest in net income (loss) of
  subsidiary.....................................       148       (185)        381        (354)
                                                   --------    -------    --------    --------
Income before extraordinary item.................    14,033     10,662      38,625      30,371
Extraordinary gain on repurchase of convertible
  notes (net of tax).............................        --      2,356          33       3,494
                                                   --------    -------    --------    --------
Net income.......................................  $ 14,033    $13,018    $ 38,658    $ 33,865
                                                   ========    =======    ========    ========
Basic earnings per share:
  Income before extraordinary item...............  $   0.35    $  0.29    $   0.98    $   0.82
  Extraordinary item (net of tax)................        --       0.06          --        0.09
                                                   --------    -------    --------    --------
  Net income.....................................  $   0.35    $  0.35    $   0.98    $   0.91
                                                   ========    =======    ========    ========
Diluted earnings per share:
  Income before extraordinary item...............  $   0.32    $  0.28    $   0.91    $   0.79
  Extraordinary item (net of tax)................        --       0.06          --        0.09
                                                   --------    -------    --------    --------
  Net income.....................................  $   0.32    $  0.34    $   0.91    $   0.88
                                                   ========    =======    ========    ========
Shares:
  Basic..........................................    40,097     37,424      39,368      37,215
                                                   ========    =======    ========    ========
  Diluted........................................    45,021     39,686      43,224      40,769
                                                   ========    =======    ========    ========

           See notes to condensed consolidated financial statements.

                            C-CUBE MICROSYSTEMS INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                                1999         1998
                                                              ---------    --------
                                                                 (IN THOUSANDS)
                                                                   (UNAUDITED)
Cash flows from operating activities:
  Net income................................................  $  38,658    $ 33,865
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Extraordinary gain on repurchase of convertible notes,
      net of taxes..........................................        (33)     (3,494)
     Minority interest in subsidiary........................        381        (354)
     Depreciation and amortization..........................     14,397      13,327
     Deferred income taxes..................................     (1,973)        207
     Changes in assets and liabilities:
       Receivables..........................................    (23,758)      7,519
       Inventories..........................................      3,749      (1,314)
       Other current assets.................................        858       2,926
       Accounts payable.....................................      3,926       7,731
       Accrued liabilities..................................      7,089       1,946
       Income taxes payable.................................     (3,412)     11,195
       Production capacity rights...........................     11,800          --
       Deferred revenue.....................................     (1,169)      1,195
                                                              ---------    --------
  Net cash provided by operating activities.................     50,513      74,749
                                                              ---------    --------
Cash flows from investing activities:
  Sales and maturities of short-term investments............    188,565      26,956
  Purchases of short-term investments.......................   (247,989)    (36,073)
  Capital expenditures......................................    (17,051)    (14,778)
  Other assets..............................................     (2,780)        592
                                                              ---------    --------
  Net cash used in investing activities.....................    (79,255)    (23,303)
                                                              ---------    --------
Cash flows from financing activities:
  Bank borrowings...........................................         --      39,541
  Repayment of bank borrowings..............................         --     (39,541)
  Repayments of capital lease obligations...................          4        (411)
  Sale of common stock......................................     40,562       7,704
  Repurchase of convertible subordinated notes..............     (3,271)    (56,077)
                                                              ---------    --------
  Net cash provided by (used in) financing activities.......     37,295     (48,784)
                                                              ---------    --------
Exchange rate impact on cash and equivalents................        321          99
                                                              ---------    --------
Net increase in cash and equivalents........................      8,874       2,761
Cash and equivalents, beginning of period...................    108,224     145,034
                                                              ---------    --------
Cash and equivalents, end of period.........................  $ 117,098    $147,795
                                                              =========    ========
Supplemental schedule of noncash investing and financing
  activities:
  Unrealized gain (loss) on investments.....................  $    (295)   $     87
  Equipment acquired under lease............................         --       1,382
  Conversion of notes at option of holder...................         48          --
Supplemental schedule of cash flow information:
  Cash paid during the period for:
     Interest...............................................  $     818    $  3,659
     Income taxes...........................................     11,985       1,011

           See notes to condensed consolidated financial statements.

                            C-CUBE MICROSYSTEMS INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

     The unaudited condensed consolidated financial statements contained in this report have been prepared by C-Cube Microsystems Inc. ("C-Cube" or the "Company"). In the opinion of management, such financial statements include all normal recurring adjustments and accruals necessary for a fair presentation of the Company's financial position as of September 30, 1999, and the results of operations for the quarters and nine months ended September 30, 1999 and 1998 and cash flows for the nine months ended September 30, 1999 and 1998. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted in accordance with the rules and regulations of the Securities and Exchange Commission. This unaudited quarterly information should be read in conjunction with the audited consolidated financial statements of C-Cube and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

2. INVENTORIES

     Inventories are stated at the lower of cost (first-in, first-out) or market. Cost is computed using standard costs which approximate actual cost on a first-in, first-out basis. Inventories consist of:

                                                     SEPTEMBER 30,    DECEMBER 31,
                                                         1999             1998
                                                     -------------    ------------
                                                            (IN THOUSANDS)
Finished goods.....................................     $ 8,097         $ 3,566
Work-in-process....................................       2,547           6,281
Raw materials......................................       1,729           6,226
                                                        -------         -------
          Total....................................     $12,373         $16,073
                                                        =======         =======

3. PRODUCTION CAPACITY RIGHTS

     In the second quarter of 1996, the Company expanded and formalized its relationship with Taiwan Semiconductor Manufacturing Co., Ltd. ("TSMC") to provide additional wafer production capacity in the years 1996 to 2001. The agreement with TSMC provided that TSMC would produce and ship wafers to C-Cube at specified prices and required C-Cube to make two advance payments totaling $49 million. An advance payment of $24.5 million was made in June 1996. In May 1997, the Company amended its agreement with TSMC which resulted in a reduction of the Company's future wafer purchase commitments and the forgiveness of the second advance payment of $24.5 million. In January 1999, TSMC refunded $11.8 million of the advance payment to the Company. TSMC will apply the remaining prepayment against a portion of the wafer cost as product is delivered to C-Cube. Accordingly, the prepaid amount, which has been allocated between current and long-term assets, will be amortized to inventory as wafers are received.

                            C-CUBE MICROSYSTEMS INC.

4. EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

                                                        QUARTER ENDED       NINE MONTHS ENDED
                                                        SEPTEMBER 30,         SEPTEMBER 30,
                                                      ------------------    ------------------
                                                       1999       1998       1999       1998
                                                      -------    -------    -------    -------
Numerator:
Income before extraordinary item....................  $14,033    $10,662    $38,625    $30,371
Extraordinary item..................................       --      2,356         33      3,494
                                                      -------    -------    -------    -------
Numerator for basic earnings per share..............   14,033     13,018     38,658     33,865
Addback interest income after tax related to
  convertible shares................................      186        333        577      2,031
                                                      -------    -------    -------    -------
Numerator for diluted earnings per share............  $14,219    $13,351    $39,235    $35,896
                                                      =======    =======    =======    =======
Denominator:
Weighted-average shares -- denominator for basic
  earnings per share................................   40,097     37,424     39,368     37,215
Convertible shares..................................      633      1,216        660      2,247
Dilutive common stock equivalents, using treasury
  stock method......................................    4,291      1,046      3,196      1,307
                                                      -------    -------    -------    -------
Denominator for diluted earnings per share..........   45,021     39,686     43,224     40,769
                                                      =======    =======    =======    =======
Basic earnings per share............................  $  0.35    $  0.35    $  0.98    $  0.91
                                                      =======    =======    =======    =======
Diluted earnings per share..........................  $  0.32    $  0.34    $  0.91    $  0.88
                                                      =======    =======    =======    =======

5. COMPREHENSIVE INCOME

     For the quarters ended September 30, 1999 and 1998, comprehensive income, which was comprised of the Company's net income for the periods, changes in accumulated translation adjustments and unrealized gains (losses) on investments, was $14.3 million and $13.1 million, respectively. For the nine months ended September 30, 1999 and 1998, comprehensive income was $38.5 million and $34.0 million, respectively.

6. EXTRAORDINARY ITEM

     During the nine months ended September 30, 1999, the Company repurchased $3.4 million of the face value of the Company's 5 7/8% Convertible Subordinated Notes (the "Notes") due 2005 at 95.5% of the principal amount, with related accrued interest to the date of repurchase, and recognized an extraordinary gain of approximately $33,000 (zero effect per diluted share), net of related income taxes of approximately $23,000. During the quarter and nine months ended September 30, 1998, the Company repurchased $42.8 million and $63.5 million of the face value of the Notes at 88.4% of the principal amount, with related accrued interest to the date of repurchase, and recognized extraordinary gains of $2.4 million and $3.5 million, or $0.06 and $0.09 per diluted share, net of related income taxes of $1.6 million and $2.4 million, respectively.

7. SEGMENT INFORMATION

     On December 31, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures About Segments of an Enterprise and Related Information." Readers are referenced to

                            C-CUBE MICROSYSTEMS INC.

"Item 8, Note 17. Segment Information" in the Company's most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission ("SEC") on March 23, 1999, for further discussion.

     Segment information based on internal company reports used by the chief operating decision maker is as follows (in thousands):

                                                      QUARTER ENDED        NINE MONTHS ENDED
                                                      SEPTEMBER 30,          SEPTEMBER 30,
                                                   -------------------    --------------------
                                                     1999       1998        1999        1998
                                                   --------    -------    --------    --------
Revenues:
  Semiconductor..................................  $ 52,308    $47,867    $158,101    $153,700
  DiviCom........................................    49,060     38,295     133,821     102,297
                                                   --------    -------    --------    --------
Consolidated net revenues........................  $101,368    $86,162    $291,922    $255,997
                                                   ========    =======    ========    ========
Income from operations:
  Semiconductor..................................  $  8,807    $ 6,373    $ 27,427    $ 24,721
  DiviCom........................................     8,795      6,958      21,212      15,618
                                                   --------    -------    --------    --------
Consolidated income from operations..............  $ 17,602    $13,331    $ 48,639    $ 40,339
                                                   ========    =======    ========    ========

8. RECENTLY ISSUED ACCOUNTING STANDARDS

Recently Issued Accounting Standard

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed for Internal Use" SOP 98-1 requires the capitalization of certain expenditures for software that is purchased or internally developed, once certain criteria are met. As required, the Company adopted SOP 98-1 in fiscal year 1999. At September 30, 1999, the Company had capitalized approximately $661,000 of costs. Capitalized costs represent external direct costs as well as direct payroll related costs incurred during the application development and integration stages of the project in accordance with the provisions of SOP 98-1. All costs incurred during the preliminary assessment of the project were expensed as incurred. When the software is placed into service such capitalized costs will be amortized over the estimated useful life of the asset of three years.

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Adoption of this statement is not expected to materially impact the Company's consolidated financial position, results of operations or cash flows. The Company is required to adopt this statement in the first quarter of fiscal year 2001, with early adoption permitted.

9. SUBSEQUENT EVENT

     On October 27, 1999, C-Cube entered into an Agreement and Plan of Merger and Reorganization with Harmonic Inc., a Delaware corporation ("Harmonic"), pursuant to which, subsequent to the sale or spin-off of C-Cube's semiconductor business, C-Cube has agreed to merge with and into Harmonic (the "Merger"). This Agreement was amended and restated on December 9, 1999. The Merger will be effected through the issuance of 0.5427 shares of Harmonic stock for each share of common stock of C-Cube outstanding immediately prior to the consummation of the Merger. The merger is subject to the approval of the stockholders of each company, customary closing conditions, including applicable regulatory clearances, and the spin-off or sale of the semiconductor business. The closing is anticipated to take place during Q1 2000. Readers are referenced to the Company's Form 8-K filed with the SEC on October 29, 1999 for more information.

ITEM 15(b). EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  3.1*    Certificate of Incorporation of C-Cube Semiconductor Inc.
  3.2*    Bylaws of C-Cube Semiconductor Inc.
 10.1*    Form of Separation and Distribution Agreement between C-Cube
          Microsystems Inc. and C-Cube Semiconductor Inc.
 10.2+    Form of Tax Sharing Agreement between C-Cube Microsystems
          Inc. and C-Cube Semiconductor Inc.
 10.3*    Form of Assignment and Assumption Agreement between C-Cube
          Microsystems Inc. and C-Cube Semiconductor Inc.
 10.4+    Form of Indemnification and Insurance Matters Agreement
          between C-Cube Microsystems Inc. and C-Cube Semiconductor
          Inc.
 10.5+    Form of Transitional Services Agreement between C-Cube
          Microsystems Inc. and C-Cube Semiconductor Inc.
 10.6*    Form of Officers' and Directors' Indemnification Agreement
 10.7*    Securities Purchase Agreement by and between C-Cube
          Semiconductor Inc. and Thomson Multimedia S.A. dated as of
          February 11, 2000.
 10.8*    Form of Warrant for Thomson Multimedia S.A.


------------------------

* Previously filed.

+ To be filed with an amendment.

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Semiconductor Inc. has duly caused this Registration Statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California on February 23, 2000.


                                          C-CUBE SEMICONDUCTOR INC.

                                          By:       /s/ UMESH PADVAL
                                            ------------------------------------
                                                        Umesh Padval
                                               President and Chief Executive
                                                           Officer

                                  INDEX TO EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  3.1*    Certificate of Incorporation of C-Cube Semiconductor Inc.
  3.2*    Bylaws of C-Cube Semiconductor Inc.
 10.1*    Form of Separation and Distribution Agreement between C-Cube
          Microsystems Inc. and C-Cube Semiconductor Inc.
 10.2+    Form of Tax Sharing Agreement between C-Cube Microsystems
          Inc. and C-Cube Semiconductor Inc.
 10.3*    Form of Assignment and Assumption Agreement between C-Cube
          Microsystems Inc. and C-Cube Semiconductor Inc.
 10.4+    Form of Indemnification and Insurance Matters Agreement
          between C-Cube Microsystems Inc. and C-Cube Semiconductor
          Inc.
 10.5+    Form of Transitional Services Agreement between C-Cube
          Microsystems Inc. and C-Cube Semiconductor Inc.
 10.6*    Form of Officers' and Directors' Indemnification Agreement
 10.7*    Securities Purchase Agreement by and between C-Cube
          Semiconductor Inc. and Thomson Multimedia S.A. dated as of
          February 11, 2000.
 10.8*    Form of Warrant for Thomson Multimedia S.A.


------------------------

* Previously filed.

+ To be filed with an amendment.